10/21

02055749

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hokuriku Bank Ltd

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1045 FISCAL YEAR 3-31-02

** Complete for initial submissions only ** Please note name and address changes*

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OICF/BY: dlw

DATE : 11/5/02

北陸銀行

82-1045

02 OCT 21

AR/S
3-31-02

ANNUAL REPORT 2002

Year ended March 31, 2002



THE HOKURIKU BANK, LTD.

A Message from the President



Shigeo Takagi, *President*



These individuals are responsible for management at the Hokuriku Bank.

(From left)
Tsuguo Iwata, *Managing Director*
Shigeo Takagi, *President*
Satoshi Kawai, *Senior Managing Director*
Hideaki Haoka, *Managing Director*

Introduction

The Hokuriku Bank, Ltd. will have celebrated its 125th birthday as of August 2002. We have made our way through this age of countless obstacles spawned by volatile change due to the support of our customers and with a forward-looking, indomitable spirit inspired by *Kitamae-bune* ("Northbound Ships"). With the support of customers including Toyama Prefecture, Toyama City and Takaoka City, a third-party allocation of new stocks in February 2002 enabled us to increase our capital by ¥39.1 billion, substantially exceeding initial targets. We have been quite touched by the warm support received by many people during this period.

While the climate surrounding the banking industry may remain severe, executives and employees are working as a whole to achieve each measure of the management strategy outlined in Reform Program XXI in order to achieve a rapid, total V-shaped recovery, secure stable earnings and promptly resume dividends.

We ask all of you for your continued support and understanding.

Four Oaths

1. Spare No Efforts

Raise the Number of Business Visits to Meet Customer Needs

- The Hokuriku Bank will spare no efforts in visiting customers to encourage the importance of meeting customers face-to-face. The Japanese Confucian philosopher Baien Miura (1723-1789) was noted as saying, "*Ashi no kawa wa atsuki ga yoshi. Tsura no kawa wa usuki ga yoshi.*" "The soles of the feet should be thick, but the surface of the face should be fine." This means that no matter how demanding the labor, one must remain gentle and kind to others. In much the same way, management aims to encourage "thicker soles" in its employees' feet by raising the number of visits by executives and employees to customers as a means of adequately addressing their needs.
- Strive alongside partners to aid in the expansion and reinvigoration of their business

2. Greater Convenience

Extend Holiday Operating Hours

The Hokuriku Bank will increase the number of branches operating over holidays to more easily allow customers to visit for consultation with their families.

Develop an Infrastructure for Greater Convenience

The Hokuriku Bank has strengthened its marketing infrastructure through a tie-up with postal savings office and convenience store ATMs. In particular, it has gained access to over 4,000 convenience store-based ATMs that provide free access to Hokuriku Bank customers during regular daytime hours. Future initiatives will include further expanding the infrastructure through a wider variety of service tie-ups and raising convenience for customers.

3. More Friendly Service

Foster Personal Loans as a Core Marketing Focus

The Hokuriku Bank will develop and market loans for housing and other needs to enable customers to live the good life and make their dreams come true.

Make Aggressive Efforts Toward Developing New Business Loan Products

In line with the needs of entrepreneurial customers, the Hokuriku Bank will work to introduce business loan products for which customers can more easily qualify.

4. More Streamlined Operations—Restructuring

Push for a More Streamlined, Grounded Management Structure

- The Hokuriku Bank is reassessing its organization and business range while working to ensure efficient placement of personnel and concentration of management expenses in key fields.
- The Hokuriku Bank is strategically merging, closing and relocating branches to rebuild the management structure.

Business Performance (Non-Consolidated Basis)

Net Income

Core business profit—income from such basic sources as deposits, loans and exchange transactions—rose ¥3.4 billion to ¥44.7 billion as a result of improved profit margins and reduced expenses.

However, an ordinary loss of ¥155.9 billion and a net loss of ¥135.6 billion were recorded owing to the disposal of losses in marketable securities following a rigorous assessment of the operating environment, which has been plagued with a prolonged recession and lackluster stock market, as well as from the necessary reserves for bad loans in accordance with the core principles of the government's Advanced Reform Program.

Deposits

The Hokuriku Bank has worked to promote deposit inducements by augmenting its Internet banking capabilities, launching such new products as Yume Pack, which combines fixed deposits with mutual funds, and conducting marketing activities to enhance convenience for customers through expanion of ATM networks via tie-ups with postal savings offices and convenience stores. Tie-ups with the convenience store-based ATM network, in particular, exceed 4,000 locations providing free access to Hokuriku Bank customers during regular daytime hours. Nonetheless, the impact of controlling the taking of large-scale fixed deposits with high interest rates resulted in a ¥22.5 billion drop in the balance of deposits at end of period to ¥5,240.6 billion.

Loans and Bills Discounted

As a regional bank, the Hokuriku Bank has efficiently invested funds in fields with strong credit demand to aid regional businesses in their expansion. It has also made aggressive efforts to provide small- and medium-sized companies in particular with relatively low, fixed-rate loans for corporate customers and the business loan product Quick Support 300. Efforts have also been concentrated on consultative and support services for the financial plans of individual customers. The Hokuriku Bank has established Loan ABC desks providing personalized service and extended operating hours at Hokugin Loan Plaza, the financing specialist for non-corporate customers. While personal loans rose, sluggishness in demand for credit in loans for business as a whole resulted in a ¥33.6 billion decline in total loans to ¥4,411.7 billion.

Capital Adequacy Ratio

Drastic disposal of unrealized capital losses on marketable securities and the increase in the balance of loan loss reserves reduced the capital adequacy ratio to 6.57% for the interim period, but the third-party allocation of ¥39.1 billion produced a ratio at fiscal year-end of 7.07%. This figure considerably clears the minimum domestic guideline of 4%.

Conclusion

Management Goals

- Bolster regionally based activities to achieve marketing truly in tune with customers
- Create an atmosphere in which our customers feel comfortable visiting branches for financial advice
- Strive for transparent management and a rapid decision-making structure
- Steadily meet the targets of Reform Program XXI to achieve rapid V-shaped recovery in performance

The fierce management environment continues its onslaught. Just as there are no storms without end, however, there are no recessions without end. When considering the phrase "even in the best of times it is sometimes storming outside," it becomes clear that the time has come to begin making measurable advances toward reform. We aim to push forward as a management team to place ourselves at the core of the corporate reforms already under way.

While investing all of our energies into realizing an unparalleled level of regional expansion, we aim to make Groupwide efforts to streamline operations, raise efficiency for greater competitiveness and achieve fiscal soundness. In unison, we will rally both executives and employees around the goal of establishing an unwavering management base.

髙木繁雄

Shigeo Takagi
President


Core Business Profit
(Billions of yen)
34.1
40.1
41.3
44.7
'99
'00
'01
'02


Expenses
(Billions of yen)
64.5
62.7
60.5
57.0
'99
'00
'01
'02
Expenses
Personnel expenses


Deposits and Loans
(Billions of yen)
5,064.4
5,289.2
5,263.2
5,240.6
'99
'00
'01
'02
Deposits
Loans


Consumer Loans and Housing Loans*
(Billions of yen)
489.9
490.0
485.0
540.2
'99
'00
'01
'02
Consumer loans
Housing loans
*Housing loans are a subcategory of consumer loans.

Financial Highlights (Consolidated Basis)

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	**2002**
FOR THE YEAR						
Total Income	**¥ 154,516**	¥ 170,171	¥ 367,406	¥ 397,615	—	**$ 1,159,602**
Total Expenses	**311,499**	169,272	358,845	500,141	—	**2,337,710**
Income (Loss) Before Income Taxes	**(156,982)**	899	8,561	(102,525)	—	**(1,178,108)**
Net Income (Loss)	**(135,697)**	5,699	10,782	(69,904)	—	**(1,018,365)**
AT YEAR-END						
Total Assets	**¥5,941,080**	¥6,028,403	¥5,971,458	¥6,387,370	—	**$44,585,971**
Deposits	**5,253,535**	5,385,870	5,296,955	5,111,577	—	**39,426,156**
Loans and Bills Discounted	**4,377,066**	4,414,698	4,405,388	4,600,466	—	**32,848,528**
Securities	**813,574**	863,866	881,906	769,740	—	**6,105,623**
Trading Assets	**6,281**	7,152	9,053	3,048	—	**47,142**
Trading Liabilities	**527**	734	512	965	—	**3,960**
Foreign Exchanges:						
Assets	**14,086**	12,999	12,653	15,355	—	**105,717**
Liabilities	**94**	214	208	180	—	**709**
Shareholders' Equity	**179,214**	284,493	280,239	194,145	—	**1,344,947**

Notes: (1) The Japanese yen figures are in millions with fractions omitted.
(2) Figures stated in U.S. dollars are translated from Japanese yen, solely for convenience, at the rate of ¥133.25 per US$1.00, the exchange rate prevailing at the end of March 2002.
(3) For the year ended March 31, 1998, consolidated financial statements have not been prepared due to the low significance of consolidation.

Financial Section

I Financial Review (Consolidated Financial Data)

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries For the years ended March 31, 2002 and 2001

Total Income

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Interest on Loans and Discounts	¥ 91,545	¥ 97,978	$ 687,019
Interest and Dividends on Securities	12,972	12,227	97,355
Other Interest Income	2,499	4,671	18,760
Fees and Commissions	13,146	12,828	98,660
Trading Revenue	222	435	1,673
Other Operating Income	2,293	3,679	17,211
Other Income	31,836	38,350	238,924
Total	¥154,516	¥170,171	$1,159,602

Total Expenses

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Interest on Deposits	¥ 12,677	¥ 20,350	$ 95,143
Interest on Borrowings and Rediscounts	1,760	2,447	13,214
Other Interest Expenses	3,179	3,239	23,859
Fees and Commissions	3,462	3,476	25,985
Trading Expenses	—	27	—
Other Operating Expenses	2,058	710	15,446
General and Administrative Expenses	59,431	63,328	446,013
Other Expenses	228,930	75,690	1,718,050
Total	¥311,499	¥169,272	$2,337,710

Net Income

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Income before Income Taxes	¥(156,982)	¥ 899	$(1,178,108)
Income Taxes			
Current	272	97	2,049
Deferred	(22,006)	(4,333)	(165,152)
Minority Interests in Net Income	447	(564)	3,360
Net Income	¥(135,697)	¥ 5,699	$(1,018,365)

Main Accounts

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deposits	¥5,253,535	¥5,385,870	$39,426,156
Loans and Bills Discounted	4,377,066	4,414,698	32,848,528
Securities	813,574	863,866	6,105,623

Capital Adequacy Ratio

	Percent	
	2002	2001
Total Risk-Based Capital Adequacy Ratio	7.09%	9.55%

II Consolidated Financial Statements

Consolidated Balance Sheets

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries As of March 31, 2002 and 2001

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
ASSETS			
Cash and Due from Banks	¥ 401,277	¥ 151,271	$ 3,011,465
Call Loans	51,000	241,800	382,739
Commercial Paper and Other Debt Purchased (Note 9)	8,529	16,131	64,011
Trading Assets (Note 3)	6,281	7,152	47,142
Money Held in Trust	4,599	19,110	34,518
Securities (Notes 4 and 9)	813,574	863,866	6,105,623
Loans and Bills Discounted (Notes 5 and 9)	4,377,066	4,414,698	32,848,528
Foreign Exchanges (Note 6)	14,086	12,999	105,717
Other Assets (Note 9)	75,672	80,662	567,899
Premises and Equipment (Notes 7 and 9)	131,276	134,300	985,186
Deferred Tax Assets (Note 16)	104,096	77,464	781,210
Customers' Liabilities for Acceptances and Guarantees (Note 8)	112,338	122,781	843,069
Reserve for Possible Loan Losses	(158,718)	(113,836)	(1,191,136)
Total Assets	¥5,941,080	¥6,028,403	$44,585,971
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities			
Deposits (Notes 9 and 10)	¥5,253,535	¥5,385,870	$39,426,156
Call Money and Bills Sold (Note 9)	200,300	—	1,503,189
Trading Liabilities (Note 3)	527	734	3,960
Borrowed Money (Note 11)	73,729	91,161	553,319
Foreign Exchanges (Note 6)	94	214	709
Corporate Bonds (Note 12)	35,000	37,100	262,664
Other Liabilities (Note 9)	44,272	66,809	332,253
Reserve for Employee Bonuses	7	—	60
Reserve for Employee Retirement Benefit	12,707	12,903	95,363
Reserve for Possible Losses on Sales of Loans (Note 13)	6,006	2,349	45,073
Other Reserves	—	2	—
Deferred Tax Liabilities for Revaluation	22,609	23,693	169,677
Acceptances and Guarantees (Note 8)	112,338	122,781	843,069
Total Liabilities	5,761,129	5,743,621	43,235,492
Minority Interests	737	288	5,532
Shareholders' Equity			
Capital Stock (Note 14)	140,409	120,842	1,053,730
Capital Surplus	115,345	95,778	865,635
Revaluation Excess	32,055	33,661	240,567
Consolidated Retained Earnings	(99,439)	35,257	(746,260)
Net Unrealized Losses on Available-for-sale Securities	(8,135)	—	(61,055)
Less, Treasury Stock	(12)	(0)	(94)
Less, Parent Company Stocks Held by Subsidiaries	(1,009)	(1,045)	(7,576)
Total Shareholders' Equity	179,214	284,493	1,344,947
Total Liabilities, Minority Interests and Shareholders' Equity	¥5,941,080	¥6,028,403	$44,585,971

See accompanying Notes to Financial Statements.

Consolidated Statements of Operations and Retained Earnings

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries For the years ended March 31, 2002 and 2001

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Income			
Interest Income:			
Interest on Loans and Discounts	¥ 91,545	¥ 97,978	$ 687,019
Interest and Dividends on Securities	12,972	12,227	97,355
Other Interest Income	2,499	4,671	18,760
Fees and Commissions	13,146	12,828	98,660
Trading Revenue (Note 15)	222	435	1,673
Other Operating Income	2,293	3,679	17,211
Other Income	31,836	38,350	238,924
Total Income	154,516	170,171	1,159,602
Expenses			
Interest Expenses:			
Interest on Deposits	12,677	20,350	95,143
Interest on Borrowings and Rediscounts	1,760	2,447	13,214
Other Interest Expenses	3,179	3,239	23,859
Fees and Commissions	3,462	3,476	25,985
Trading Expenses (Note 15)	—	27	—
Other Operating Expenses	2,058	710	15,446
General and Administrative Expenses	59,431	63,328	446,013
Other Expenses	228,930	75,690	1,718,050
Total Expenses	311,499	169,272	2,337,710
Income (Loss) before Income Taxes	(156,982)	899	(1,178,108)
Income Taxes (Note 16)			
Current	272	97	2,049
Deferred	(22,006)	(4,333)	(165,152)
Minority Interests in Net Income (Loss)	447	(564)	3,360
Net Income (Loss)	(135,697)	5,699	(1,018,365)
Retained Earnings			
Balance, Beginning of Year	35,257	29,661	264,596
Additions to Consolidated Retained Earnings:			
Transfer from Revaluation Account	1,578	1,057	11,843
Deductions of Consolidated Retained Earnings:			
Cash Dividends	577	1,161	4,334
Net Income (Loss)	(135,697)	5,699	(1,018,365)
Balance, End of Year	¥ (99,439)	¥ 35,257	$ (746,260)

See accompanying Notes to Financial Statements.

Consolidated Statements of Cash Flows

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries   For the years ended March 31, 2002 and 2001

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
I. Cash Flows from Operating Activities			
Net Income (Loss) before Adjustments (Taxes, etc.)	¥(156,982)	¥ 899	$(1,178,108)
Depreciation	17,561	19,196	131,793
Increase in Reserve for Possible Loan Losses	112,464	32,033	844,014
Increase in Reserve for Devaluation of Investment Securities	—	(221)	—
Increase in Reserve for Losses on Sales of Loans	3,656	(139)	27,439
Increase in Other Reserve	(2)	2	(15)
Increase in Reserve for Employee Bonuses	(5)	—	(44)
Increase in Reserve for Retirement Allowances	—	(12,961)	—
Increase in Reserve for Employee Retirement Benefit	(196)	12,903	(1,473)
Income from Lending Activities	(107,017)	(114,877)	(803,134)
Funding Costs	17,617	26,038	132,217
Loss (Gain) Related to Securities	86,377	1,273	648,240
Loss (Gain) on Money Held in Trust	(162)	612	(1,217)
Loss (Gain) on Foreign Exchange Translations	(22)	(43)	(169)
Loss (Gain) on Sales of Premises and Equipment	1,659	574	12,455
Decrease (Increase) in Trading Account Assets	871	1,900	6,537
Increase (Decrease) in Trading Account Liabilities	(206)	222	(1,553)
Net Decrease (Increase) in Loans and Bills Discounted	(29,938)	(51,254)	(224,677)
Net Increase (Decrease) in Deposits	(28,196)	(21,721)	(211,603)
Net Increase (Decrease) in NCDs	(104,139)	110,636	(781,533)
Net Increase (Decrease) in Borrowed Money (excluding subordinated loans)	(4,432)	(7,329)	(33,261)
Net Decrease (Increase) in Deposits with Banks (excluding Central Bank)	44,215	12,904	331,827
Net Decrease (Increase) in Call Loans	198,405	(95,361)	1,488,973
Net Increase (Decrease) in Call Money	200,300	—	1,503,190
Net Increase (Decrease) in Funds Held as Collateral for Securities Lent Out	(5,213)	5,213	(39,125)
Net Decrease (Increase) in Foreign Exchanges (Assets)	(1,087)	(346)	(8,160)
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(120)	6	(905)
Revenue from Lending Activities	94,026	101,315	705,641
Payments for Funding Expenses	(17,038)	(29,242)	(127,872)
Other	(15,986)	(7,722)	(119,970)
Subtotal	306,409	(15,489)	2,299,507
Corporate and Other Taxes Paid	(89)	(98)	(674)
Net Cash Provided by (Used in) Operating Activities	306,319	(15,587)	2,298,833
II. Cash Flows from Investing Activities			
Purchases of Securities	(568,836)	(519,091)	(4,268,940)
Proceeds from Sales of Securities	292,968	321,923	2,198,635
Proceeds from Redemption of Securities	217,870	228,304	1,635,049
Increase in Money Held in Trust	—	(1,700)	—
Decrease in Money Held in Trust	15,389	—	115,492
Revenue from Investment Activities	11,415	12,495	85,668
Proceeds from Sales of Premises and Equipment	(4,952)	5,993	(37,168)
Purchase of Premises and Equipment	2,026	(9,342)	15,205
Net Cash Provided by (Used in) Investing Activities	(34,119)	38,585	(256,059)
III. Cash Flows from Financing Activities			
Repayment of Subordinated Borrowings	(13,000)	(19,400)	(97,561)
Payments to Bonds and Convertible Bonds	(1,546)	(9,683)	(11,602)
Payments to Financing Activities	(2,034)	(2,661)	(15,271)
Issuance of Common Stock	39,134	—	293,693
Issuance of Common Stock for Minority Interests	—	570	—
Dividends Paid	(578)	(1,161)	(4,340)
Purchase of Treasury Stock	—	(370)	—
Proceeds from Sales of Treasury Stock	24	—	182
Net Cash Provided by (Used in) Financing Activities	21,999	(32,706)	165,101
IV. Effects of Changes in Exchange Rates on Cash and Cash Equivalents	22	43	169
V. Net Increase (Decrease) in Cash and Cash Equivalents	294,221	(9,665)	2,208,044
VI. Cash and Cash Equivalents at Beginning of Period	78,446	88,112	588,720
VII. Cash and Cash Equivalents at End of Period (Note 17)	¥ 372,668	¥ 78,446	$ 2,796,764

Notes to Consolidated Financial Statements

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries

1. Basis of presentation

The accompanying consolidated financial statements of The Hokuriku Bank, Ltd. (the "Bank") and its consolidated subsidiaries (together referred to as "Hokuriku Group") have been prepared in conformity with generally accepted accounting principles and practices in Japan, which consist of several sources including, but not limited to, Financial Statements Regulations, Consolidated Financial Statements Regulations and the Securities and Exchange Law of Japan.

Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Also, accounting principles and practices generally accepted in Japan are different from International Accounting Standards in certain respects as to application and disclosure requirements.

The yen amounts of respective accounts included in the accompanying consolidated financial statements and notes thereto are stated in millions of yen by discarding amounts less than ¥1 million. Therefore, total or subtotal amounts appearing in the accompanying consolidated financial statements and notes thereto do not necessarily correspond to the aggregation of such account balances.

The U.S. dollar amounts, included solely for convenience, represent the arithmetical results of translating original Japanese yen amounts to U.S. dollars at the rate of ¥133.25 to $1.00, the exchange rate prevailing at the end of March 2002. The U.S. dollar amounts are then rounded to thousands.

2. Significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its eight subsidiaries after the elimination of all significant intercompany transactions, balances and unrealized profit.

The subsidiaries are Hokugin Jimu Daiko Co., Ltd.; Hokugin Business Services Co., Ltd.; Hokugin Office Services Co., Ltd.; Hokugin Real Estate Services Co., Ltd.; Hokugin Jimushuchu Co., Ltd.; Hokugin Shisankanri Co., Ltd.; Hokuriku International Cayman Ltd.; and Hokugin Lease Co., Ltd.

There are six affiliates for which the equity method does not apply as they do not have a significant impact on the consolidated financial statements.

These affiliates are Hokuriku Hosho Services Co., Ltd.; Hokuriku Card Co., Ltd.; Hokuriku Capital Co., Ltd.; Hokugin Software Co., Ltd.; Hokugin Investment Management Co., Ltd.; and Hokuriku Credit Service Co., Ltd.

(b) Trading accounts

Securities and monetary claims held by the Bank are stated at market value, and financial derivatives, such as swaps, futures and options held by the Bank, are stated at estimated value assuming that they were settled at the date of statement.

There are no trading assets held by the subsidiaries.

(c) Basis and method of evaluation of securities

Securities held to maturity are stated at amortized cost (straight-line method), cost being determined by the moving average method, and stocks of affiliated companies are stated at cost determined by the moving average method. Available-for-sale securities that have a market value are stated at mark-to-market on a current value basis at the fiscal year-end (the cost of sales, in principle, is computed by the moving average method) and other non-marketable securities are stated at cost or at amortized cost computed by the moving average method. From the fiscal year ended March 31, 2002, the evaluation method at mark-to-market on a current value basis was adapted to available-for-sale securities that have a market value. As a result, unrealized gains and losses on available-for-sale securities that have a market value are included as a separate component of shareholders' equity, net of tax.

Securities managed as trust assets in individually operated money trusts, mainly invested in securities, are stated at mark-to-market on a current value basis.

(d) Basis and method of evaluation of derivative transactions

Derivative transactions (excluding transactions for trading purposes) are stated at mark-to-market on a current value basis.

(e) Method of calculating depreciation

Equipment is depreciated using the declining-balance method and premises are depreciated using the straight-line method. The estimated ranges of useful lives are principally as follows:

Premises: 15-39 years

Equipment: 5-6 years

Depreciation of lease assets of the consolidated subsidiaries, which are included in other assets in the consolidated balance sheets, is recorded using the straight-line method based on the lease commitments.

In accordance with the Law for Revaluation of Land (Law 34, issued on March 31, 1998), the Bank revalued land held for business purposes. The unrealized gain on the revaluation of land, net of tax, was reported as "Revaluation Excess" within shareholders' equity, and the relevant deferred tax was included in liabilities as "Deferred Tax Liabilities for Revaluation."

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3-3 of the Law Concerning Land Revaluation: The value of land is based on the official notice prices calculated as directed by public notification of the Commissioner of the National Tax Administration and as provided for in the Law Concerning Public Notification of Land Prices, as stipulated in Article 2-4 of the Ordinance Implementing the Law Concerning Land Revaluation (Government Ordinance No. 119, promulgated March 31, 1998), after making reasonable adjustments.

As of March 31, 2002, the book value of the land after revaluation was ¥27,391 million (U.S.$205,566 thousand) less than its above-mentioned value.

(f) Software

Costs of computer software developed or obtained for internal use are principally deferred and amortized using the straight-line method over estimated useful lives of 6 years.

(g) Reserve for possible loan losses

In accordance with the Bank's own reserve and charge-off policy, the reserve for possible loan losses has been set aside as follows. For borrowers that are actually in legal bankruptcy proceedings (hereafter "formal bankruptcy") or borrowers in a similar situation (hereafter, "de facto bankruptcy"), the reserve in the amount equivalent to the amount outstanding, after subtracting the possible disposal amount of collateral and possible recovery amount from guarantees, is provided. For borrowers that are not yet in bankruptcy, but have a high possibility of becoming so hereafter, the possible disposal amount of collateral and possible recovery amount from guarantees are subtracted from the amount of the outstanding loans. The necessary amount is then set aside as reserve, after determining the payment capabilities of the borrower, from the amount remaining. For borrowers other than those indicated above, the amount set aside as reserve is based on several factors, including the percentage of the credit losses as calculated based upon the specific actual past loss ratio.

As for specific overseas borrowers, the expected amount of losses incurred due to a political or economic crisis in the country will be provided for as a specific reserve for overseas loan losses (including reserves for losses on overseas investments, etc., as prescribed in Article 55-2 of the Exceptions to Tax Laws Act).

All claims of the Bank are subject to asset quality reviews conducted by the business units, using the guidelines the Bank has adopted for its "self-assessment," and the results of such reviews are also subject to further review audit by the credit review section, which is independent from these business units.

For consolidated subsidiaries, reserves are set aside in accordance with the Bank's own reserve and charge-off policy.

With respect to loans with collateral and/or guarantees extended to borrowers in formal bankruptcy or borrowers in de facto bankruptcy, the unrecoverable amount is estimated by deducting from the loan amount the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly charged off from the loan amount as the amount that is not likely to be recovered, which was ¥196,998 million (U.S.$1,478,416 thousand) at March 31, 2002.

(h) Reserve for employee bonuses

Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this fiscal term.

(i) Reserve for employee retirement benefit

Liabilities for this account are provided for the payments of employee retirement benefit obligation and the pension assets.

Prior service costs are amortized using the straight-line method over 10 years. Unrecognized actuarial gain or loss is amortized using the straight-line-method over 10 years commencing from the next fiscal year.

(j) Foreign currency translation

Foreign currency accounts are translated into Japanese yen at the exchange rates in effect at the year-end date.

(k) Finance leases

Finance leases that do not transfer ownership are accounted for in the same manner as operating leases.

(l) Hedge accounting

The macro-hedge method is adopted to manage the overall interest rate risk inherent in various financial assets and liabilities, such as loans and deposits, using derivatives. In addition, individual hedging has been used for certain assets and liabilities, which are effectively matched with hedging instruments on an individual basis.

The macro-hedge method is a risk management method based on the "Risk Adjustment Approach" in "Tentative Accounting and Auditing Treatment Relating to Adoption of Accounting for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No. 15). In accordance with these provisions, the deferral method is adopted for macro-hedge trading. The effectiveness of the hedging move is assessed by verifying (1) whether the total risk amount of derivatives, used to reduce risk, falls within the risk limit determined as set out in the risk management policy and (2) whether interest risk exposure from hedged items has been reduced.

Individual hedges are accounted for by the deferral method of hedge accounting or accounting for interest rate swaps, as permitted in the applicable regulations.

(m) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits with the Bank of Japan.

3. Trading accounts

	Millions of yen		Thousands of U.S. dollars
Assets	**2002**	2001	**2002**
Trading Securities	**¥5,665**	¥6,116	**$42,516**
Trading-Related Financial Derivatives	**616**	1,036	**4,626**
Total	**¥6,281**	¥7,152	**$47,142**

	Millions of yen		Thousands of U.S. dollars
Liabilities	**2002**	2001	**2002**
Trading-Related Financial Derivatives	**¥527**	¥734	**$3,960**
Total	**¥527**	¥734	**$3,960**

4. Securities

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
National Government Bonds	**¥242,022**	¥217,049	**$1,816,300**
Local Government Bonds	**84,272**	59,909	**632,435**
Corporate Bonds	**208,089**	182,459	**1,561,647**
Stocks	**190,703**	286,010	**1,431,173**
Other Securities	**88,487**	118,439	**664,068**
Total	**¥813,574**	¥863,866	**$6,105,623**

5. Loans and bills discounted

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Bills Discounted	**¥ 170,384**	¥ 196,979	**$ 1,278,682**
Loans on Bills	**961,781**	1,056,248	**7,217,872**
Loans on Deeds	**2,482,537**	2,475,858	**18,630,673**
Overdrafts	**762,363**	685,612	**5,721,301**
Total	**¥4,377,066**	¥4,414,698	**$32,848,528**

Loans and Bills Discounted includes loans to borrowers under bankruptcy proceedings, overdue loans, loans overdue for at least three months and restructured loans.

The amounts of these loans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Loans to Borrowers under Bankruptcy Proceedings	**¥107,343**	¥ 34,920	**$ 805,581**
Overdue Loans	**232,032**	270,918	**1,741,330**
Loans Overdue for at Least Three Months	**2,631**	2,531	**19,746**
Restructured Loans	**80,017**	103,852	**600,507**
Total	**¥422,024**	¥411,594	**$3,167,164**

These amounts represent the amounts before deduction of the reserve for possible loan losses.

6. Foreign exchanges

	Millions of yen		Thousands of U.S. dollars
Assets	**2002**	2001	**2002**
Due from Foreign Banks	**¥ 3,087**	¥ 968	**$ 23,168**
Foreign Exchange Bills Bought	**3,305**	4,366	**24,804**
Foreign Exchange Bills Receivable	**7,694**	7,664	**57,745**
Total	**¥14,086**	¥12,999	**$105,717**

	Millions of yen		Thousands of U.S. dollars
Liabilities	**2002**	2001	**2002**
Due to Foreign Banks	**¥ 0**	¥ 72	**$ 5**
Foreign Exchange Bills Sold	**82**	80	**621**
Foreign Exchange Bills Payable	**11**	61	**83**
Total	**¥94**	¥214	**$709**

7. Premises and equipment

The accumulated depreciation as of March 31, 2002 and 2001 amounted to ¥82,238 million (U.S.$617,173 thousand) and ¥86,250 million, respectively.

8. Customers' liabilities for acceptances and guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liability for acceptances and guarantees is also shown on the assets side, which represents the Bank's right of indemnity from the applicants.

9. Pledged assets

Assets that are pledged as collateral as of March 31, 2002 are as follows:

	Millions of yen		Thousand of U.S. dollars
	2002	2001	**2002**
Assets that are pledged as collateral:			
Securities	**¥304,369**	¥118,415	**$2,284,199**
Loans and Bills Discounted	**1,150**	12,490	**8,630**
Commercial Paper	**1,000**	—	**7,505**
Obligations corresponding to collateral assets:			
Deposits	**¥ 38,216**	¥39,467	**286,806**
Call Money and Bills Sold	**200,300**	—	**1,503,189**
Other Liabilities (Securities Lending Transactions with Pledged Money)	**—**	5,213	**—**

In addition to the above, as collateral relating to transactions on exchange settlements or as substitutes for futures transaction margins, securities of ¥76,154 million (U.S.$571,516 thousand) and other assets of ¥8 million (U.S.$64 thousand) are deposited items. Of equipment and premises, ¥2,591 million (U.S.$19,445 thousand) consists of guarantee deposits.

10. Deposits

	Millions of yen		Thousand of U.S. dollars
	2002	2001	**2002**
Current Deposits, Ordinary Deposits, Saving Deposits and Deposits at Notice	**¥2,124,974**	¥1,539,526	**$15,947,278**
Time Deposits and Installment Savings	**2,925,069**	3,520,897	**21,951,738**
Other Deposits	**181,322**	199,138	**1,360,768**
Subtotal	**5,231,366**	5,259,562	**39,259,784**
NCDs	**22,169**	126,308	**166,372**
Total	**¥5,253,535**	¥5,385,870	**$39,426,156**

11. Borrowed money

Borrowed money includes ¥57,000 million (U.S.$427,767 thousand) in subordinated borrowings as of March 31, 2002.

12. Corporate bonds

Corporate bonds include ¥35,000 million (U.S.$262,664 thousand) of subordinate bonds as of March 31, 2002.

13. Reserve for possible losses on sales of loans

Consideration is given to the value of the collateral of loans collateralized by real estate which were sold to the Cooperative Credit Purchasing Company. An estimate is made of future possible losses, and the necessary amount is accounted for under the above reserve.

14. Capital stock

Information with respect to capital stock of the Bank as of March 31, 2002 and 2001, is as follows:

	2002	2001
Number of Shares:		
Authorized:		
Common	**1,700,000,000**	1,700,000,000
Preferred	**300,000,000**	300,000,000
Issued and Outstanding:		
Common	**987,146,185**	686,111,185
Preferred	**150,000,000**	150,000,000

Per Share Information

Net Assets per Share:	**¥105.95**	¥306.81
Basic Earnings per Share:	**(185.21)**	6.64

The fully diluted earnings per share are not shown, as there are no dilutive potential shares.

15. Trading revenue and expenses

(a) Trading revenue

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Revenue from Trading Securities	**¥165**	—	**$1,240**
Revenue from Trading Derivatives	**57**	¥435	**433**
Total	**¥222**	¥435	**$1,673**

(b) Trading expenses

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Expenses on Trading Securities	**¥—**	¥27	**$—**
Total	**¥—**	¥27	**$—**

16. Income taxes

(a) The Bank and its domestic consolidated subsidiaries are subject to a number of income taxes, which in the aggregate resulted in a statutory tax rate of approximately 41.5% for the year ended March 31, 2001. Due to net loss for the year ended March 31, 2002, description is omitted.

	2002	2001
Statutory Tax Rate		41.47%
Valuation Allowance		(496.54%)
Tax Rate Change		29.36%
Dividend Income, Not Permanently Taxable		(68.97%)
Entertainment Expenses, Not Permanently Deductible		14.62%
Other		9.12%
Actual Effective Tax Rate		(470.92%)

(b) Significant components of deferred tax assets and liabilities for the years ended March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Deferred Tax Assets			
Reserve for Possible Loan Losses	**¥117,326**	¥ 80,029	**$ 880,498**
Depreciation	**2,691**	2,931	**20,203**
Employee Retirement Benefit	**5,296**	3,798	**39,752**
Net Unrealized Losses on Other Securities	**5,737**	—	**43,058**
Other	**41,062**	6,470	**308,158**
Operating Loss Carryforwards	**19**	7,771	**145**
Subtotal	**172,134**	101,001	**1,291,814**
Less: Valuation Allowance	**67,922**	23,412	**509,737**
Deferred Tax Assets	**104,211**	77,589	**782,077**
Deferred Tax Liabilities	**115**	124	**867**
Net of Deferred Tax Assets	**¥104,096**	¥ 77,464	**$ 781,210**

17. Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows excluding due from banks except for deposits with the Bank of Japan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Cash and due from banks in balance sheet	**¥401,277**	¥151,271	**$3,011,465**
Due from banks except for deposits with the Bank of Japan	**(28,608)**	(72,824)	**(214,701)**
Cash and cash equivalents in the statements of cash flows	**¥372,668**	¥78,446	**$2,796,764**

18. Commitment lines

Loan agreements and commitment line agreements relating to loans are agreements which oblige the Bank and its consolidated subsidiaries to lend funds up to a certain limit agreed in advance. The Bank and its consolidated subsidiaries make the loans upon the request of an obligor to draw down funds under such loan agreements, as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused commitment balance relating to these loan agreements at March 31, 2002 amounted to ¥1,079,041 million ($8,097,873 thousand). Of this amount, ¥1,078,282 million ($8,092,176 thousand) relates to loans where the term of the agreement is one year or less, or unconditional cancellation of the agreement is allowed at any time.

In many cases the term of the agreement runs its course without the loan ever being drawn down. Therefore, the unused loan commitment will not necessarily affect future cash flows. Conditions are included in certain loan agreements which allow the Bank and its consolidated subsidiaries either to decline the request for a loan draw down or to reduce the agreed limit amount where there is due cause to do so, such as when there is a change in financial condition, or when it is necessary to do so in order to protect the Bank's and its consolidated subsidiaries' credit. The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include having the obligor pledge collateral to the Bank and its consolidated subsidiaries in the form of real estate, securities, etc. on signing the loan agreement, or in accordance with the Bank and its consolidated subsidiaries' established internal procedures confirming the obligor's financial condition, etc. at regular intervals.

19. Segment information

(a) Segment information by business

For the fiscal year ended March 31, 2002 and 2001 on a consolidated basis is as follows:

	Millions of yen					
2002	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	¥ 130,942	¥21,645	¥ 1,577	¥ 154,165	¥ —	¥ 154,165
(2) Ordinary Revenue from Intersegment Transactions	1,788	515	3,862	6,166	6,166	—
Total	132,730	22,161	5,440	160,331	6,166	154,165
Ordinary Expenses	288,636	20,848	5,531	315,015	5,579	309,436
Ordinary Income (Loss)	¥ (155,906)	¥ 1,313	¥ (90)	¥ (154,683)	¥ 586	¥ (155,270)
II Identifiable Assets	¥5,977,188	¥54,620	¥53,182	¥6,084,991	¥143,910	¥5,941,080
Depreciation Expenses	3,818	13,469	273	17,561	—	17,561
Capital Expenditures	4,830	14,978	121	19,931	—	19,931

Note: Under Japanese accounting principles, ordinary income and expenses are defined as total income and expenses less those income and expense items classified as extraordinary income and expenses (such as gains or losses on the sale of real estate).

	Thousands of U.S. dollars					
	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	$ 982,682	$162,442	$ 11,842	$ 1,156,966	$ —	$ 1,156,966
(2) Ordinary Revenue from Intersegment Transactions	13,419	3,871	28,985	46,275	46,275	—
Total	996,101	166,313	40,827	1,203,241	46,275	1,156,966
Ordinary Expenses	2,166,129	156,458	41,509	2,364,096	41,872	2,322,224
Ordinary Income (Loss)	$ (1,170,028)	$9,855	$ (682)	$ (1,160,855)	$ 4,403	$ (1,165,258)
II Identifiable Assets	$44,856,950	$409,908	$399,117	$45,665,975	$1,080,004	$44,585,971
Depreciation Expenses	28,656	101,082	2,055	131,793	—	131,793
Capital Expenditures	36,253	112,409	915	149,577	—	149,577

Note: Under Japanese accounting principles, ordinary income and expenses are defined as total income and expenses less those income and expense items classified as extraordinary income and expenses (such as gains or losses on the sale of real estate).

	Millions of yen					
2001	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	¥ 143,764	¥24,224	¥ 1,824	¥ 169,813	¥ —	¥ 169,813
(2) Ordinary Revenue from Intersegment Transactions	2,073	401	3,855	6,330	6,330	—
Total	145,837	24,626	5,679	176,143	6,330	169,813
Ordinary Expenses	135,414	23,846	5,944	165,206	5,528	159,677
Ordinary Income (Loss)	¥ 10,422	¥ 779	¥ (264)	¥ 10,937	¥ 801	¥ 10,135
II Identifiable Assets	¥6,060,089	¥53,281	¥61,258	¥6,174,629	¥146,225	¥6,028,403
Depreciation Expenses	3,853	15,036	306	19,196	—	19,196
Capital Expenditures	9,271	12,975	70	22,317	—	22,317

Note: Under Japanese accounting principles, ordinary income and expenses are defined as total income and expenses less those income and expense items classified as extraordinary income and expenses (such as gains or losses on the sale of real estate).

(b) As operations in Japan, in terms of all segments and total assets for all segments, accounted for more than 90% of total ordinary income, information by location has been omitted.
(c) As ordinary income from international operations accounted for less than 10% of total ordinary income, information about the ordinary income from international operations has been omitted.

20. Lease transactions

Finance lease transactions that do not transfer ownership of the leased property to the lessee for the year ended March 31, 2002 are as follows:

(Lessee)

• Pro forma information with respect to the leased property, such as acquisition cost, accumulated depreciation and net book value at March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Acquisition Cost	**¥40**	¥42	**$307**
Accumulated Depreciation	**37**	30	**281**
Net Book Value	**¥ 3**	¥11	**$ 26**

• Pro forma amounts of obligations under finance lease at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Within one year	**¥ 3**	¥ 8	**$26**
Over one year	**—**	3	**—**
Total	**¥ 3**	¥11	**$26**

• Pro forma information concerning lease payment and depreciation expenses for the years ended March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Lease payments	**¥8**	¥8	**$63**
Depreciation expenses	**8**	8	**63**

• The method of calculating the pro forma amounts of depreciation expenses for the years ended March 31, 2002 and 2001 is as follows:

Depreciation is computed based on the straight-line method over the period of the lease, with no residual value.

(Lessor)

• Acquisition cost, accumulated depreciation and balance at March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Acquisition Cost	**¥66,036**	¥73,923	**$495,584**
Accumulated Depreciation	**34,255**	40,610	**257,078**
Balance at Year-End	**¥31,780**	¥33,312	**$238,506**

• The pro forma amounts of lease receivable under finance lease at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Within one year	¥12,995	¥ 6,390	$ 97,530
Over one year	22,008	30,176	165,164
Total	¥35,003	¥36,567	$262,694

Lease payment received and depreciation expenses for the years ended March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Lease payments received	¥15,652	¥17,173	$117,467
Depreciation expenses	13,469	15,036	101,083

21. Retirement benefits

(a) Overview of retirement benefits

The Bank has a welfare pension fund, a qualified retirement pension fund, and an unfunded lump-sum benefit plan, all operated as defined benefit plans.

Domestic consolidated subsidiaries maintain unfunded lump-sum pension benefit plans.

(b) Retirement benefits

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Retirement benefit obligations (A)	¥(73,314)	¥(70,296)	$(550,201)
Pension assets (B)	36,558	36,559	274,358
Retirement benefit obligations in excess of pension assets (C)=(A)+(B)	(36,756)	(33,737)	(275,843)
Unrecognized transitional obligation (D)	16,381	17,641	122,938
Unrecognized actuarial loss (E)	10,606	3,192	79,598
Unrecognized prior service costs (F)	(2,939)	—	(22,056)
Net retirement benefit obligations recognized on consolidated balance sheets (G)=(C)+(D)+(E)+(F)	(12,707)	(12,903)	(95,363)
Prepaid pension costs (H)	—	—	—
Reserve for employee retirement benefit (G)-(H)	¥(12,707)	¥(12,903)	$(95,363)

(c) Retirement benefit expenses

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Prior service costs	**¥1,611**	¥1,956	**$12,091**
Interest costs on projected benefit obligations	**2,340**	2,418	**17,562**
Estimated return on pension assets	**(1,278)**	(1,310)	**(9,598)**
Amortization of unrecognized prior service costs	**(326)**	—	**(2,451)**
Amortization of unrecognized actuarial gain or loss	**319**	—	**2,396**
Amortization of transitional obligation	**1,260**	1,260	**9,457**
Other (additional payments, including premium retirement benefits)	**553**	828	**4,157**
Net periodic benefit expenses	**¥4,479**	¥5,153	**$33,614**

(d) Basis for calculation of retirement benefit obligations

	Consolidated fiscal year, as of March 31	
	2002	2001
(1) Discount rate	**3.0%**	3.5%
(2) Expected rate of return on pension assets	**3.0%**	3.5%
(3) Method of benefit attribution	**Straight-line method using "benefit/year-of-service" approach**	Straight-line method using "benefit/year-of-service" approach
(4) Period of amortization of unrecognized prior service costs	**10 years**	10 years
(5) Period of amortization of unrecognized actuarial gain or loss	**10 years**	10 years
(6) Period of amortization of transitional obligation	**15 years**	15 years

Market Value Information (Consolidated Financial Data)

1. Securities

Securities transactions in trading accounts are excluded from the table below because they are revalued at the end of the fiscal year and evaluation gains or losses are recognized in the Financial Statements.

2002

• Held-to-Maturity Bonds That Have a Market Value

Millions of yen					Thousands of U. S. dollars				
Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)	Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥71,663	**¥72,813**	**¥1,150**	**¥1,150**	**—**	**$537,809**	**$546,442**	**$8,633**	**$8,633**	**—**

• Available-for-sale Securities That Have a Market Value

Millions of yen					Thousands of U. S. dollars				
Acquisition Cost	Book Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)	Acquisition Cost	Book Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥706,512	**¥692,639**	**¥(13,872)**	**¥21,762**	**¥35,633**	**$5,302,150**	**$5,198,044**	**$(104,106)**	**$163,312**	**$267,418**

2001

• Held-to-Maturity Bonds That Have a Market Value

Millions of yen				
Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥71,989	¥72,752	¥763	¥804	¥41

• Available-for-sale Securities That Have a Market Value

Millions of yen				
Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥771,636	¥717,090	¥(54,545)	¥17,502	¥72,047

2. Derivatives

2002

• Interest Rate Related Transactions

Millions of yen			Thousands of U.S. dollars		
Contract Value	Market Value	Recognized Gain (Loss)	Contract Value	Market Value	Recognized Gain (Loss)
¥50,021	**¥55**	**¥153**	**$375,396**	**$418**	**$1,153**

• Currency Related Transactions

Millions of yen			Thousands of U.S. dollars		
Contract Value	Market Value	Recognized Gain (Loss)	Contract Value	Market Value	Recognized Gain (Loss)
¥38,837	**¥32**	**¥32**	**$291,464**	**$247**	**$247**

2001

• Interest Rate Related Transactions

Millions of yen		
Contract Value	Market Value	Recognized Gain (Loss)
¥247,349	¥289	¥544

• Currency Related Transactions

Millions of yen		
Contract Value	Market Value	Recognized Gain (Loss)
¥19,477	¥14	¥14

At March 31, 2002 and 2001, the Bank and its consolidated subsidiaries had no outstanding contracts in stock related transactions, bond related transactions, product related transactions and credit derivative transactions.

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
The Hokuriku Bank, Ltd.

We have audited the consolidated balance sheets of The Hokuriku Bank, Ltd. and consolidated subsidiaries as of March31, 2002 and 2001, and the related consolidated statements of operations, retained earnings, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above, expressed in yen, present fairly the financial position of The Hokuriku Bank, Ltd. and consolidated subsidiaries at March 31, 2002 and 2001, and the results of the their operations and their cash flows for the years then ended, in conformity with accounting principles and practices generally accepted in Japan, applied on a consistent basis.

As described in Note 2 (c) to the consolidated financial statements, The Hokuriku Bank, Ltd. and consolidated subsidiaries adopted new accounting standards for Available-for-sale Securities effective April 1, 2001 in the preparation of the consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for the convenience of the reader. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Toyama, Japan
June 27, 2002

Shin Nihon & Co.

See Note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of The Hokuriku Bank, Ltd. under Japanese accounting principles and practices.

III Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets

The Hokuriku Bank, Ltd. As of March 31, 2002 and 2001

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2002	2001	**2002**
ASSETS			
Cash and Due from Banks	**¥ 399,877**	¥ 150,155	**$ 3,000,956**
Call Loans	**51,000**	241,800	**382,739**
Commercial Paper and Other Debt Purchased	**8,529**	16,131	**64,011**
Trading Assets	**6,281**	7,152	**47,142**
Money Held in Trust	**4,599**	18,997	**34,518**
Securities	**813,071**	862,019	**6,101,849**
Loans and Bills Discounted	**4,411,792**	4,445,404	**33,109,135**
Foreign Exchanges	**14,086**	12,999	**105,717**
Other Assets	**32,276**	33,494	**242,222**
Premises and Equipment	**124,571**	129,178	**934,873**
Deferred Tax Assets	**103,462**	76,866	**776,452**
Customers' Liabilities for Acceptances and Guarantees	**164,528**	177,866	**1,234,738**
Reserve for Possible Loan Losses	**(156,888)**	(111,976)	**(1,177,402)**
Total Assets	**¥5,977,188**	¥6,060,089	**$44,856,950**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities			
Deposits	**¥5,262,848**	¥5,392,509	**$39,496,046**
Call Money and Bills Sold	**200,300**	—	**1,503,189**
Trading Liabilities	**527**	734	**3,960**
Borrowed Money	**92,097**	107,241	**691,166**
Foreign Exchanges	**94**	214	**709**
Other Liabilities	**36,269**	58,051	**272,188**
Reserve for Employee Retirement Benefit	**12,591**	12,790	**94,494**
Reserve for Possible Losses on Sales of Loans	**6,006**	2,349	**45,073**
Other Reserves	**—**	2	**—**
Deferred Tax Liabilities for Revaluation	**22,609**	23,693	**169,677**
Acceptances and Guarantees	**164,528**	177,866	**1,234,738**
Total Liabilities	**5,797,872**	5,775,454	**43,511,240**
Shareholders' Equity			
Capital Stock	**140,409**	120,842	**1,053,730**
Capital Surplus	**115,345**	95,778	**865,635**
Legal Reserve	**15,794**	15,678	**118,531**
Revaluation Excess	**32,055**	33,661	**240,567**
Retained Earnings	**(116,141)**	18,672	**(871,603)**
Net Unrealized Losses on Available-for-sale Securities	**(8,135)**	—	**(61,056)**
Less, Treasury Stock	**(12)**	—	**(94)**
Total Shareholders' Equity	**179,315**	284,634	**1,345,710**
Total Liabilities and Shareholders' Equity	**¥5,977,188**	¥6,060,089	**$44,856,950**

Non-Consolidated Statements of Operations and Retained Earnings

The Hokuriku Bank, Ltd. For the years ended March 31, 2002 and 2001

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Income			
Interest Income:			
Interest on Loans and Discounts	**¥ 92,226**	¥ 98,738	**$ 692,128**
Interest and Dividends on Securities	**13,514**	13,005	**101,424**
Other Interest Income	**2,499**	4,669	**18,758**
Fees and Commissions	**12,995**	12,690	**97,524**
Trading Revenue	**222**	435	**1,673**
Other Operating Income	**2,293**	3,679	**17,212**
Other Income	**9,252**	12,949	**69,438**
Total Income	**133,004**	146,167	**998,157**
Expenses			
Interest Expenses:			
Interest on Deposits	**12,679**	20,353	**95,155**
Interest on Borrowings and Rediscounts	**2,072**	2,704	**15,551**
Other Interest Expenses	**2,453**	2,434	**18,415**
Fees and Commissions	**3,394**	3,412	**25,478**
Trading Expenses	**—**	27	**—**
Other Operating Expenses	**2,058**	710	**15,446**
General and Administrative Expenses	**58,938**	62,747	**442,316**
Other Expenses	**208,917**	52,177	**1,567,858**
Total Expenses	**290,514**	144,567	**2,180,219**
Income (Loss) before Income Taxes	**(157,509)**	1,600	**(1,182,062)**
Income Taxes			
Current	**160**	78	**1,201**
Deferred	**(21,970)**	(4,211)	**(164,882)**
Net Income (Loss)	**(135,699)**	5,734	**(1,018,381)**
Retained Earnings			
Balance, Beginning of Year	**18,672**	13,274	**140,135**
Additions to Retained Earnings:			
Reversal of Land Revaluation Excess	**1,578**	1,057	**11,843**
Deductions of Retained Earnings:			
Transfer to Legal Reserve	**115**	232	**867**
Cash Dividends*	**577**	1,161	**4,334**
Net Income (Loss)	**(135,699)**	5,734	**(1,018,381)**
Balance, End of Year	**¥(116,141)**	¥ 18,672	**$ (871,604)**

*"Cash Dividends" represents the aggregation of cash dividends paid during the respective year.

Subsidiaries and Affiliated Companies

Name	Line of Business	Capital (Millions of yen)	Bank's share in capital (%)	Established
Hokugin Jimu Daiko Co., Ltd.	Printing & delivery of printed matter	20	100	1953
Hokugin Business Services Co., Ltd.	Collecting, counting, transporting cash & maintenance of ATMs	10	100	1980
Hokugin Office Services Co., Ltd.	Delegating of personnel	20	100	1986
Hokugin Real Estate Services Co., Ltd.	Real estate	50	100	1988
Hokugin Jimushuchu Co., Ltd.	Service center to back up branch operations	20	100	1998
Hokugin Shisankanri Co., Ltd.	Auctioning collateralized real estate	300	100	2000
Hokuriku International Cayman Limited	Finance	US$ 1 thousand	100	1993
Hokuriku Hosho Services Co., Ltd.	Credit guaranteeing	50	5	1978
Hokuriku Card Co., Ltd.	Credit cards	30	5	1983
Hokugin Lease Co., Ltd.	Leasing	800	5	1983
Hokuriku Capital Co., Ltd.	Venture capital	100	5	1985
Hokugin Software Co., Ltd.	Developing software	30	5	1986
Hokugin Investment Management Co., Ltd.	Financial consultant	150	5	1986
Hokuriku Credit Service Co., Ltd.	Credit cards	30	5	1989

Service Network *(As of July 31, 2002)*

International Department
2-26, Tsutsumicho-dori 1-chome, Toyama City,
Toyama 930-8637, Japan
Telephone: +81-76- 423-7815
Facsimile: +81-76-423-7561
E-mail: kokusaibu@hokugin.co.jp

International Operations Center
2-10, Nihonbashi-muromachi 3-chome, Chuo-ku,
Tokyo 103-0022, Japan
Telephone: +81-3-3231-7329
Facsimile: +81-3-3270-5028
Telex: J23604, J28660, J28649
RIKBK J SWIFT Address: RIKBJPJT
E-mail: b.office@hokugin.co.jp

Treasury and Securities Department
2-10, Nihonbashi-muromachi 3-chome, Chuo-ku,
Tokyo 103-0022, Japan
Telephone: +81-3-3231-7360
Facsimile: +81-3-3246-1255
E-mail: shikintky@hokugin.co.jp

Overseas Offices

New York Representative Office
780 Third Avenue, 28th Floor, New York, NY 10017,
U.S.A.
Telephone: +1-212-355-3883
Facsimile: +1-212-355-3204
E-mail: HOKUGIN2@aol.com

Shanghai Representative Office
HSBC Tower, 28/F, 101 Yin Cheng East Rd., Pudong,
Shanghai, China
Telephone: +86-21-6841-0058
Facsimile: +86-21-6841-2701
E-mail: hokugin@online.sh.cn

Singapore Representative Office
6 Battery Road #17-04 Singapore 049909
Telephone: +65-6534-0010
Facsimile: +65-6534-0070
E-mail: hokuriku@singnet.com.sg

Number of Domestic Branches
191
(including 47 Foreign Exchange Offices and 48 Foreign Money Exchange Offices)

The *Kitamae-bune*, or "Northbound Ships," played a key role in the commerce of the provinces bordering the Japan Sea from the 17th century until early modern times. These bustling vessels brought prosperity to the ports of the Hokuriku area. Shipowners in these cities often became major commercial figures.

It was these men who were the pioneers of modern Japan's industry and banks in this area. Today, our Bank keeps alive this spirit of challenge and innovation, as manifested by the broad scope of our activities.



Hokkaido 25
Niigata 1
Ishikawa 33
Toyama 88
Nagano 1
Fukui 22
Kyoto 1
Gifu 1
Takayama 1
Tokyo 8
Osaka 5
Nagoya 3
Yokohama 2

THE HOKURIKU BANK, LTD.
2-26, Tsutsumicho-dori 1-chome,
Toyama City, Toyama 930-8637, Japan
URL: http://www.hokugin.co.jp/

PRINTED IN JAPAN

写

有価証券報告書

事業年度　自　平成13年4月 1日
第９５期　至　平成14年3月31日

株式会社北陸銀行

501042

有価証券報告書

（証券取引法第24条第1項に基づく報告書）

事業年度　自　平成13年4月 1日
（第９５期）　至　平成14年3月31日

関東財務局長殿

平成14年6月28日提出

会　社　名　株式会社 北陸銀行

英　訳　名　The Hokuriku Bank, Ltd.

代表者の役職氏名　取締役頭取　高木繁雄

本店の所在の場所　富山市堤町通り1丁目2番26号

電話番号　076(423)7111（代表）　連絡者　総務部長森　　治

最寄りの連絡場所　東京都中央区日本橋室町3丁目2番10号

株式会社　北陸銀行　東京事務所

電話番号　03(3241)7771　連絡者　東京事務所長　赤根　賢治

有価証券報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社 北陸銀行　高岡支店	富山県高岡市片原町1番地の1
株式会社 北陸銀行　金沢支店	石川県金沢市尾山町2番22号
株式会社 北陸銀行　福井支店	福井県福井市中央1丁目7番15号
株式会社 北陸銀行　札幌支店	札幌市中央区大通西2丁目5番地
株式会社 北陸銀行　東京支店	東京都中央区日本橋室町3丁目2番10号
株式会社 北陸銀行　大阪支店	大阪市中央区平野町3丁目2番13号
株式会社　東京証券取引所	東京都中央区日本橋兜町2番1号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目6番10号

（注）上記の高岡支店、東京支店、大阪支店は証券取引法に規定する縦覧場所ではありませんが、投資者の便宜を考慮して、縦覧に供する場所としております。

（本書面の枚数　表紙共54枚）

目　次

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 当連結会計年度の前４連結会計年度及び当連結会計年度に係る次に掲げる主要な経営指標等の推移

(金額単位　百万円)

項目 ＼ 連結会計年度	平成9年度 自平成９年４月１日 至平成10年３月31日	平成10年度 自平成10年４月１日 至平成11年３月31日	平成11年度 自平成11年４月１日 至平成12年３月31日	平成12年度 自平成12年４月１日 至平成13年３月31日	平成13年度 自平成13年４月１日 至平成14年３月31日
連結経常収益		394,176	366,878	169,813	154,165
連結経常利益 (△は連結経常損失)		△　100,254	9,836	10,135	△　155,270
連結当期純利益 (△は連結当期純損失)		△　69,904	10,782	5,699	△　135,697
連結純資産額		194,145	280,239	284,493	179,214
連結総資産額		6,387,370	5,971,458	6,028,403	5,941,080
連結ベースの１株当たり純資産額		283.61円	299.83円	306.81円	105.95円
連結ベースの１株当たり当期純利益 (△は連結ベースの１株当たり当期純損失)		△　102.09円	14.89円	6.64円	△　185.21円
連結ベースの潜在株式調整後１株当たり当期純利益		―円	―円	―円	―円
連結自己資本比率 (国内基準)		7.30％	9.96％	9.55％	7.09％
連結自己資本利益率			5.10％	2.17％	―％
連結株価収益率			17.46倍	35.69倍	―倍
営業活動によるキャッシュ・フロー			89,619	△　15,587	306,319
投資活動によるキャッシュ・フロー			△　89,300	38,585	△　34,119
財務活動によるキャッシュ・フロー			17,144	△　32,706	21,999
現金および現金同等物の期末残高		70,687	88,112	78,446	372,668
従業員数			3,990人	3,606人	3,454人

(注) １．平成10年度の連結財務諸表における子会社・関連会社の範囲及び税効果会計につきましては、それぞれ「連結財務諸表の用語、様式及び作成方法に関する規則の一部を改正する省令」(平成10年大蔵省令第136号) 附則第2項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」(平成10年大蔵省令第173号) 附則第3項に基づき、これらの省令により改正された連結財務諸表規則を適用しております。

２．当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

３．連結ベースの１株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く) で除して算出し

ております。
4．連結ベースの１株当たり当期純利益（又は当期純損失）は、連結当期純利益（又は連結当期純損失）から当期の優先株式配当金総額を控除した金額を、期中平均発行済普通株式数（「自己株式」及び「子会社の所有する親会社株式」を除く）で除して算出しております。
5．連結ベースの潜在株式調整後１株当たり当期純利益金額については、平成10年度は純損失を計上したため、平成11年度は転換社債の潜在株式を調整した計算により１株当たり当期純利益金額は減少しないため、平成12年度以降は潜在株式がないので記載しておりません。
6．連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国内基準を採用しております。
7．当行は国内基準を適用しておりますが、金融システム改革のための関係法律の整備等に関する法律の施行により銀行法第14条の2が改正されたことに伴い、平成10年度より連結自己資本比率を算出しております。
8．平成9年度は、連結対象であった北陸財務（香港）有限公司を平成10年3月31日付で廃業し、連結決算の重要性が乏しいと認められるため、連結財務諸表を作成しておりません。

(2) 当行の当事業年度の前４事業年度及び当事業年度に係る主要な経営指標等の推移

（金額単位　百万円）

回次	第９１期	第９２期	第９３期	第９４期	第９５期
決算年月	平成10年3月	平成11年3月	平成12年3月	平成13年3月	平成14年3月
経常収益	400,916	360,124	338,772	145,837	132,730
経常利益 （△は経常損失）	△ 68,864	△ 100,321	10,194	10,422	△ 155,906
当期純利益 （△は当期純損失）	△ 65,820	△ 69,920	10,640	5,734	△ 135,699
資本金	83,338	83,342	120,842	120,842	140,409
発行済株式総数 普通株式 第一回第１種優先株式	686,105千株 686,105千株 	686,111千株 686,111千株 	836,111千株 686,111千株 150,000千株	836,111千株 686,111千株 150,000千株	1,137,146千株 987,146千株 150,000千株
純資産額	184,981	194,010	279,974	284,634	179,315
総資産額	6,619,220	6,405,580	6,009,613	6,060,089	5,977,188
預金残高	5,173,992	5,064,434	5,289,205	5,263,201	5,240,679
貸出金残高	4,845,031	4,624,425	4,437,863	4,445,404	4,411,792
有価証券残高	733,610	766,827	879,940	862,019	813,071
１株当たり純資産額	269.61円	282.76円	298.74円	305.54円	105.68円
１株当たり配当額 普通株式 第一回第１種優先株式 (内１株当たり中間配当額) 普通株式 第一回第１種優先株式	 2.00円 2.00円 	 — 円 — 円 	 — 円 3.89円 — 円 — 円	 — 円 7.70円 — 円 3.85円	 — 円 — 円 — 円 — 円
１株当たり当期純利益 (△は１株当たり当期純損失)	△ 95.93円	△ 101.90円	14.65円	6.67円	△ 184.30円
潜在株式調整後１株当たり 当期純利益	— 円	— 円	— 円	— 円	— 円
単体自己資本比率 （国内基準）	10.17%	7.27%	9.96%	9.55%	7.07%
自己資本利益率	— %	— %	5.04%	2.20%	— %
株価収益率	— 倍	— 倍	17.75倍	35.53倍	— 倍
配当性向	— %	— %	— %	— %	— %
従業員数	4,448人	4,255人	3,762人	3,390人	3,230人

（注）１．第92期の財務諸表における子会社・関連会社の範囲及び税効果会計につきましては、それぞれ「財務諸表等の用語、様式及び作成方法に関する規則の一部を改正する省令」（平成10年大蔵省令第135号）附則第2項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」（平成10年大蔵省令第173号）附則第3項に基づき、これらの省令により改正された財務諸表等規則を適用しております。

２．消費税及び地方消費税の会計処理は、税抜方式によっております。

３．１株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数で除して算出しております。

４．１株当たり当期純利益（又は当期純損失）は、当期純利益（又は当期純損失）から当期の優先株式配当金総額

を控除した金額を、期中平均発行済普通株式数で除して算出しております。

5. 潜在株式調整後1株当たり当期純利益金額については、第91期および第92期は純損失を計上したため、第93期は転換社債の潜在株式を調整した計算により1株当たり当期純利益金額は減少しないため、第94期以降は潜在株式がないので記載しておりません。

6. 単体自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき算出しております。なお、当行は国内基準を採用しております。

7. 単体自己資本比率（国内基準）は、銀行法第26条に基づく早期是正措置の導入に伴い、平成10年3月31日から施行された大蔵省告示に基づいて算出したものであります。

8. 従業員数は、第93期から就業人員数を表示しております。

9. 第95期（平成14年3月）から自己株式について資本に対する控除項目とされたことから、1株当たり純資産額、1株当たり当期純利益および潜在株式調整後1株当たり当期純利益については、それぞれ発行済株式数から自己株式数を控除して計算しております。

2【沿革】

昭和18年 7月・株式会社北陸銀行設立
株式会社十二銀行、株式会社高岡銀行、株式会社中越銀行および株式会社富山銀行の４行が合併し、株式会社北陸銀行（公称資本金39,480千円、うち払込資本金28,596千円）として発足

昭和18年12月・株式会社金沢貯蓄銀行および株式会社富山合同貯蓄銀行を合併

昭和19年12月・北陸信託株式会社を合併

昭和25年 1月・外国為替業務開始

昭和28年 3月・北陸代行株式会社設立

昭和36年 9月・東京証券取引所に株式を上場

昭和36年11月・新本店完成

昭和48年11月・全店総合オンラインシステム（第一次）完成

昭和54年10月・第二次オンラインシステム稼動開始

昭和55年 7月・北銀ビジネス・サービス株式会社設立

昭和58年 4月・国債の窓口販売開始

昭和58年 7月・北銀リース株式会社設立

昭和61年 3月・北銀オフィス・サービス株式会社設立

昭和63年 9月・北銀不動産サービス株式会社設立

平成 2年 2月・大阪証券取引所に株式を上場

平成 2年 8月・第三次オンラインシステム完成

平成 5年 3月・北陸代行株式会社が北銀事務代行株式会社へ社名変更

平成 5年 4月・Hokuriku International Cayman Limited 設立

平成10年 6月・北銀事務集中株式会社設立

平成10年12月・投資信託の窓口販売開始

平成12年 3月・北銀資産管理株式会社設立

平成12年 7月・新コンピュータセンター完成

平成13年 1月・新コンピュータシステム稼働開始

平成13年 4月・保険の窓口販売開始

平成13年 5月・郵貯ＡＴＭとの提携開始

平成13年11月・確定拠出年金の取扱開始

平成14年 2月・㈱イーネットとの提携によるコンビニＡＴＭの設置開始

（平成14年3月末現在　国内本支店151，出張所40，海外駐在員事務所3）

3【事業の内容】

当行グループは、当行、子会社８社、関連会社６社で構成され、銀行業務を中心にリース業務などの金融サービスを提供しており、事業系統は次のとおりであります。

事業系統図

㈱北陸銀行

- 銀行業務　国内本支店　151、出張所　40
  海外駐在員事務所　3　（ニューヨーク、上海、シンガポール）
- リース業務　北銀リース株式会社　＊
- その他の業務

＜国内＞〔従属業務〕

北銀事務代行株式会社（文書管理業務）＊
北銀ビジネス・サービス株式会社（現金等の整理・精算業務等）＊
北銀オフィス・サービス株式会社（人材派遣業務）＊
北銀不動産サービス株式会社（不動産の賃貸業務）＊
北銀事務集中株式会社（事務集中処理業務）＊
北銀資産管理株式会社（担保不動産の競落業務）＊

〔金融関連業務〕

北陸保証サービス株式会社（信用保証業務）
株式会社北陸カード（クレジットカード業務）
北陸キャピタル株式会社（ベンチャーキャピタル業務）
北銀ソフトウエア株式会社（ソフトウェア業務）
北銀投資顧問株式会社（投資顧問業務）
北陸クレジットサービス株式会社（クレジットカード業務）

＜海外＞　Hokuriku International Cayman Limited（金融業務）＊

（注）1．＊印は子会社であります。
2．北銀投資顧問株式会社は、平成14年5月29日付で投資顧問業の廃業届を提出しております。

4【関係会社の状況】

名称	住所	資本金または出資金	主要な事業の内容	議決権の所有(又は被所有)割合	当行との関係内容				
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社)		百万円		%	人				
北銀事務代行株式会社	富山市	20	文書管理業務	100	(1) 5	—	預金取引関係	当行へ土地・建物の一部を賃貸	—
北銀ビジネス・サービス株式会社	富山市	10	現金等の整理・精算業務	100	(2) 5	—	預金取引関係	当行から建物を借受け	—
北銀オフィス・サービス株式会社	富山市	20	人材派遣業務	100	(2) 6	—	預金取引関係	—	—
北銀不動産サービス株式会社	富山市	50	不動産の賃貸業務	100	(2) 4	—	金銭貸借関係 預金取引関係	当行から土地の一部を賃借 当行へ建物の一部を賃貸	—
北銀事務集中株式会社	富山市	20	事務集中処理業務	100	(2) 5	—	預金取引関係	当行から建物を借受け	—
北銀資産管理株式会社	富山市	300	担保不動産の競落業務	100	(2) 5	—	預金取引関係	当行から建物を借受け	—
北銀リース株式会社	富山市	800	リース業	5 (—) [47]	(1) 12	—	金銭貸借関係 預金取引関係	—	—
Hokuriku International Cayman Limited	英国領ケイマン諸島	千米ドル 1	金融業	100	(1) 1	—	金銭貸借関係 預金取引関係	—	—

(注) 1. 上記連結子会社は、特定子会社に該当しません。

2. 上記連結子会社は、有価証券届出書または有価証券報告書を提出しておりません。

3. 「議決権の所有(又は被所有)割合」欄の( )内は子会社による間接所有の割合(内書き)、[ ]内は、「自己と出資、人事、資金、技術、取引等において緊密な関係があることにより自己の意思と同一の内容の議決権を行使すると認められる者」又は「自己の意思と同一の内容の議決権を行使することに同意している者」による所有割合(外書き)であります。

4. 「当行との関係内容」の「役員の兼任等」欄の( )内は、当行の役員(内書き)であります。

5【従業員の状況】

(1) 連結会社における従業員数

平成14年3月31日現在

	銀行業務	リース業務	その他の業務	合　　計
従業員数（人）	3,230	31	193	3,454

(注) 従業員数は、嘱託及び臨時従業員214人を含んでおりません。

(2) 当行の従業員数

平成14年3月31日現在

従業員数（人）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（円）
3,230	38.3	16.1	5,636,508

(注) 1．従業員数は、嘱託及び臨時従業員201人、出向者188人を含んでおりません。

2．平均年間給与は、賞与及び基準外賃金を含んでおります。

3．当行の従業員組合は、北陸銀行職員組合（組合員数2,793人）と銀行産業労働組合(組合員数7人）であります。労使間においては特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

当連結会計年度のわが国経済は、ＩＴ不況による世界経済の減速に米国同時多発テロ事件の影響が重なり、輸出や生産は引き続き低調に推移しました。設備投資の下方修正や抑制姿勢が強まるなど最終需要が総じて弱いなか、在庫調整は着実に進んでおりますが、雇用・所得環境はむしろ厳しさを増しており、デフレ状況からの脱却はなお険しい状況にあります。

当行の主要営業地域である北陸三県でも、個人消費が弱含み、住宅投資・公共投資も低調な水準で終始しました。生産活動では、主要産業であるアルミ建材、繊維、電気機械とも低迷が続いており、米国向けを中心とした一般機械などの輸出も減少しました。

当行および当行グループは、「地域の発展の中にこそ当行発展の源がある。」という基本的な考え方を堅持し、地域経済に対する信用供与の円滑化に努めるとともに、地域のお客さまのニーズに的確にお応えできる第一級の金融サービスを提供することにより、地域の発展および活性化に寄与しうる地域総合金融機関を目指すことを経営の基本方針として、金融サービス機能の充実に努めてまいりました。

具体的には、「地域密着・リテール強化」を最重要テーマとして掲げ、地域に経営資源を集中し、リテール強化に向けた体制を整備・拡充することを目指し、中小企業向け貸出及び消費者ローンの増強等を通じ、地域への円滑な資金供給に努めるとともに、競争力に資する合理化・効率化および資産の健全化にグループ全体で積極的に取り組み、経営体質の強化を図ってまいりました。また、多様化する地域のお客さまのニーズに的確かつ迅速にお応えするため、商品・サービスを充実するとともに、他金融機関との提携・共同化を進めてまいりました。

この結果、当連結会計年度の業績は次のようになりました。

預金につきましては、定期預金と投資信託を組み合わせたほくぎんマネープラン「夢パック」や２００２年ワールドカップの結果によって金利が決まる定期預金「Ｖゴール２００２」の取り扱いを開始いたしましたほか、ＡＴＭネットワーク拡大などお客さまの利便性の向上を図ることにより、安定的な預金吸収に努めてまいりましたものの、高金利の大口定期預金の受け入れを抑制した結果，期中２８１億円減少して、当連結会計年度末残高は5兆2，３１３億円となりました。

貸出金につきましては、地域金融機関として地元企業の発展のため、円滑な資金供給に努めてまいりました。特に中小企業のお取引先には、低利の事業者ローンや無担保・保証人不要のビジネスローン「クイックサポート３００」などの商品を投入して、積極的にお応えしてまいりました。また、個人のお客さまに対しては，住宅店舗を中心にローン専門窓口「ローンＡＢＣデスク」を設置いたしましたことやローン専門店「ほくぎんローンプラザ」の営業時間延長や土日営業箇所の拡大により、お客さまのライフプランのサポートをしてまいりました。この結果、消費者ローンにつきましては残高が増加いたしましたが、貸出金全体では資金需要の低迷により、期中３７６億円減少して当連結会計年度末残高は4兆3，７７０億円となりました。

有価証券につきましては、低金利が続くなかで投資環境や市場動向に留意し慎重に運用いたしました。特に株式については、地域金融機関として保有すべきものは従来どおりとしておりますが、株価の変動による経営への影響を極力排除するため残高の圧縮に努めてまいりました。その結果、期中５０２億円減少して当連結会計年度末残高は8，１３５億円となりました。

損益状況につきましては、収益増強策と経費削減策の実践により着実に収益力の改善に努めましたが、政府の「改革先行プログラム」等の考え方を踏まえ、要注意先債権のうち一定基準に該当する先をグルーピングして外部格付機関のデフォルト率等を参考に引当を実施したことや、大型倒産が発生したことに伴い引当が増加いたしました。さらには株式相場の低迷という厳しい環境を勘案して、「その他有価証券」の含み損について下落率５０％以上の銘柄はすべて、また要注意先以下の銘柄は下落率５０％未満のものもすべて減損処理するなど、厳格な減損処理ルールを適用し、含み損の大部分を処理いたしました。この結果、当連結会計年度は経常損失1，５５２億円、当期純損失1，３５６億円となりました。

事業の種類別セグメントの業績は以下のとおりであります。

１．銀行業務

経常収益は前連結会計年度比１31億円減少して1，３２７億円となり、経常費用は前連結会計年度比1，５３２億円増加して2，８８６億円となりました。その結果、経常利益は前連結会計年度比1，６６３億円減少して1，５５９億円の損失となりました。

２．リース業務

経常収益は前連結会計年度比２４億円減少して２２１億円となりましたが、経常費用も前連結会計年度比２９億円減少して２０８億円となりました。その結果、経常利益は前連結会計年度比5億円増加して１3億円となりました。

３．その他の業務

経常収益は前連結会計年度比2億円減少して５４億円となり、経常費用も前連結会計年度比4億円減少して５５億円となりました。その結果、経常損失は前連結会計年度比1億円減少して９０百万円となりました。

キャッシュ・フローの状況につきましては，営業活動によるキャッシュ・フローは，コールローンの減少やコールマネー・売渡手形の増加により3，０６３億円となりました。投資活動によるキャッシュ・フローは，有価証券の取得により△３４１億円となりました。財務活動によるキャッシュ・フローは，当行において第三者割当増資を行ったことにより２１９億円となりました。以上の結果，現金及び現金同等物は，期中2，９４２億円増加して当連結会計年度末残高は3，７２６億円となりました。

(1) 国内業務部門・国際業務部門別収支

当連結会計年度の資金運用収支は、資金運用収益が78億円減少しましたが、資金調達費用も83億円減少いたしましたので、前連結会計年度比5億円増加して894億円となりました。

役務取引等収支は前連結会計年度比3億円増加して96億円、特定取引収支は前連結会計年度比1億円減少して2億円となりました。

その他業務収支は、その他業務収益が13億円減少し、その他業務費用が13億円増加したため、前連結会計年度比27億円減少して2億円となりました。

(金額単位　百万円)

種類	期別	国内業務部門	国際業務部門	相殺消去額(△)	合計
資金運用収支	前連結会計年度	88,872	35	—	88,907
	当連結会計年度	88,706	729	—	89,435
資金運用収益	前連結会計年度	107,313	7,634	△ 70	114,877
	当連結会計年度	101,545	5,530	△ 58	107,017
資金調達費用	前連結会計年度	18,441	7,599	△ 70	25,970
	当連結会計年度	12,839	4,800	△ 58	17,581
役務取引等収支	前連結会計年度	8,754	597	—	9,352
	当連結会計年度	9,121	562	—	9,683
役務取引等収益	前連結会計年度	12,069	759	—	12,828
	当連結会計年度	12,429	716	—	13,146
役務取引等費用	前連結会計年度	3,314	161	—	3,476
	当連結会計年度	3,308	154	—	3,462
特定取引収支	前連結会計年度	395	11	—	407
	当連結会計年度	193	29	—	222
特定取引収益	前連結会計年度	423	11	—	435
	当連結会計年度	193	29	—	222
特定取引費用	前連結会計年度	27	—	—	27
	当連結会計年度	—	—	—	—
その他業務収支	前連結会計年度	1,903	1,064	—	2,968
	当連結会計年度	△ 761	996	—	235
その他業務収益	前連結会計年度	2,116	1,562	—	3,679
	当連結会計年度	1,195	1,097	—	2,293
その他業務費用	前連結会計年度	213	497	—	710
	当連結会計年度	1,957	101	—	2,058

(注) 1.「国内」「海外」の区分に替えて、「国内業務部門」「国際業務部門」で区分しております。

国内業務部門は当行および連結子会社の円建取引、国際業務部門は当行および連結子会社の外貨建取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定等分は国際業務部門に含めております。

2. 資金調達費用は金銭の信託運用見合費用(前連結会計年度68百万円、当連結会計年度36百万円)を控除して表示しております。

3. 相殺消去額は、国内業務部門と国際業務部門の間の資金貸借利息であります。

(2) 国内業務部門・国際業務部門別資金運用・調達の状況

当連結会計年度の資金運用勘定平均残高は、貸出金やコールローン及び買入手形の減少により、前連結会計年度比1，008億円減少して5兆3，692億円となりました。また、資金運用利回りは、貸出金利回りの低下を主因として、前連結会計年度比0．11％低下して1．99％となりました。

一方、資金調達勘定平均残高も、預金の減少を主因として、前連結会計年度比186億円減少して5兆3，366億円となりました。また、資金調達利回りも預金利回りの低下を主因として、前連結会計年度比0．16％低下して0．32％となりました。

この結果、資金運用利息は前連結会計年度比78億円減少して1，070億円となりました。また、資金調達利息も前連結会計年度比83億円減少して175億円となりました。

① 国内業務部門

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前連結会計年度	5,341,358	107,313	2.00 %
	当連結会計年度	5,235,035	101,545	1.93
うち貸出金	前連結会計年度	4,271,250	96,854	2.26
	当連結会計年度	4,239,560	90,969	2.14
うち有価証券	前連結会計年度	870,915	9,900	1.13
	当連結会計年度	849,284	10,280	1.21
うちコールローン及び買入手形	前連結会計年度	169,661	336	0.19
	当連結会計年度	118,145	75	0.06
うち預け金	前連結会計年度	15,428	57	0.37
	当連結会計年度	10,735	9	0.08
資金調達勘定	前連結会計年度	5,225,752	18,441	0.35
	当連結会計年度	5,202,802	12,839	0.24
うち預金	前連結会計年度	5,068,086	13,509	0.26
	当連結会計年度	4,888,576	8,805	0.18
うち譲渡性預金	前連結会計年度	19,335	36	0.18
	当連結会計年度	136,111	130	0.09
うちコールマネー及び売渡手形	前連結会計年度	14,531	19	0.13
	当連結会計年度	68,296	13	0.01
うち借用金	前連結会計年度	99,709	2,428	2.43
	当連結会計年度	81,939	1,747	2.13

（注）1．平均残高は、当行については日々の残高の平均に基づいて算出しておりますが、連結子会社については、半年毎の残高に基づく平均残高を利用しております。

2．資金運用勘定は無利息預け金の平均残高（前連結会計年度35,818百万円、当連結会計年度61,408百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（前連結会計年度19,901百万円、当連結会計年度15,116百万円）および利息（前連結会計年度68百万円、当連結会計年度36百万円）を、それぞれ控除して表示しております。

② 国際業務部門

（金額単位　百万円）

種類		期別	平均残高	利息	利回り
資金運用勘定		前連結会計年度	149,394	7,634	5.11%
		当連結会計年度	158,484	5,530	3.48
	うち貸出金	前連結会計年度	13,523	719	5.32
		当連結会計年度	13,367	498	3.72
	うち有価証券	前連結会計年度	38,961	2,327	5.97
		当連結会計年度	59,900	2,692	4.49
	うちコールローン及び買入手形	前連結会計年度	1,005	68	6.77
		当連結会計年度	52	2	4.15
	うち預け金	前連結会計年度	62,522	1,664	2.66
		当連結会計年度	48,300	483	1.00
資金調達勘定		前連結会計年度	150,268	7,599	5.05
		当連結会計年度	158,172	4,800	3.03
	うち預金	前連結会計年度	108,231	6,804	6.28
		当連結会計年度	121,038	3,740	3.09
	うち譲渡性預金	前連結会計年度	—	—	—
		当連結会計年度	—	—	—
	うちコールマネー及び売渡手形	前連結会計年度	—	—	—
		当連結会計年度	—	—	—
	うち借用金	前連結会計年度	—	—	—
		当連結会計年度	—	—	—

(注) 1．当行の外貨建取引の平均残高は、月次カレント方式（前期末ＴＴ仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

2．資金調達勘定は金銭の信託運用見合額の平均残高（前連結会計年度—百万円、当連結会計年度—百万円）および利息（前連結会計年度—百万円、当連結会計年度—百万円）を、それぞれ控除して表示しております。

③ 合 計

（金額単位　百万円）

種類	期別	平均残高			利息			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前連結会計年度	5,490,752	△20,727	5,470,025	114,948	△ 70	114,877	2.10
	当連結会計年度	5,393,520	△24,309	5,369,211	107,076	△ 58	107,017	1.99
うち貸出金	前連結会計年度	4,284,773	―	4,284,773	97,574	―	97,574	2.27
	当連結会計年度	4,252,928	―	4,252,928	91,468	―	91,468	2.15
うち有価証券	前連結会計年度	909,877	―	909,877	12,227	―	12,227	1.34
	当連結会計年度	909,184	―	909,184	12,972	―	12,972	1.42
うちコールローン及び買入手形	前連結会計年度	170,667	―	170,667	404	―	404	0.23
	当連結会計年度	118,198	―	118,198	77	―	77	0.06
うち預け金	前連結会計年度	77,951	―	77,951	1,722	―	1,722	2.20
	当連結会計年度	59,036	―	59,036	492	―	492	0.83
資金調達勘定	前連結会計年度	5,376,020	△20,727	5,355,293	26,040	△ 70	25,970	0.48
	当連結会計年度	5,360,975	△24,309	5,336,665	17,640	△ 58	17,581	0.32
うち預金	前連結会計年度	5,176,317	―	5,176,317	20,314	―	20,314	0.39
	当連結会計年度	5,009,615	―	5,009,615	12,546	―	12,546	0.25
うち譲渡性預金	前連結会計年度	19,335	―	19,335	36	―	36	0.18
	当連結会計年度	136,111	―	136,111	130	―	130	0.09
うちコールマネー及び売渡手形	前連結会計年度	14,531	―	14,531	19	―	19	0.13
	当連結会計年度	68,296	―	68,296	13	―	13	0.01
うち借用金	前連結会計年度	99,709	―	99,709	2,428	―	2,428	2.43
	当連結会計年度	81,939	―	81,939	1,747	―	1,747	2.13

（注）1．資金運用勘定は無利息預け金の平均残高（前連結会計年度35,818百万円、当連結会計年度61,408百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（前連結会計年度19,901百万円、当連結会計年度15,116百万円）および利息（前連結会計年度68百万円、当連結会計年度36百万円）を、それぞれ控除して表示しております。

2．相殺消去額は、国内業務部門と国際業務部門の間の資金貸借の平均残高および利息であります。

(3) 国内業務部門・国際業務部門別役務取引の状況

当連結会計年度の役務取引等収益は、国内業務部門では前連結会計年度比３億円増加して１２４億円となりました。国際業務部門では前連結会計年度比ほぼ同額の７億円となりました。

一方、役務取引等費用は、国内業務部門、国際業務部門とも前連結会計年度比ほぼ同額の３３億円、１億円となりました。

（金額単位　百万円）

種類	期別	国内業務部門	国際業務部門	合計
役務取引等収益	前連結会計年度	12,069	759	12,828
	当連結会計年度	12,429	716	13,146
うち預金・貸出業務	前連結会計年度	3,138	2	3,140
	当連結会計年度	3,352	1	3,354
うち為替業務	前連結会計年度	6,461	646	7,108
	当連結会計年度	6,427	630	7,057
うち証券関連業務	前連結会計年度	444	22	466
	当連結会計年度	417	21	439
うち代理業務	前連結会計年度	1,392	—	1,392
	当連結会計年度	1,303	—	1,303
うち保護預り・貸金庫業務	前連結会計年度	295	—	295
	当連結会計年度	300	—	300
うち保証業務	前連結会計年度	200	86	287
	当連結会計年度	194	63	258
役務取引等費用	前連結会計年度	3,314	161	3,476
	当連結会計年度	3,308	154	3,462
うち為替業務	前連結会計年度	1,062	155	1,217
	当連結会計年度	1,070	148	1,218

(4) 国内業務部門・国際業務部門別特定取引の状況

① 特定取引収益・費用の内訳

当連結会計年度の特定取引収益・費用は、国内業務部門において商品有価証券損益が収益に転じ1億円計上となりましたが、特定金融派生商品収益が前連結会計年度比3億円減少したため、特定取引収益全体では前連結会計年度比2億円減少して2億円となりました。

(金額単位　百万円)

種類	期別	国内業務部門	国際業務部門	合計
特定取引収益	前連結会計年度	423	11	435
	当連結会計年度	193	29	222
うち　商品有価証券収益	前連結会計年度	—	—	—
	当連結会計年度	165	—	165
うち　特定取引有価証券収益	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定金融派生商品収益	前連結会計年度	423	11	435
	当連結会計年度	28	29	57
うち　その他の特定取引収益	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
特定取引費用	前連結会計年度	27	—	27
	当連結会計年度	—	—	—
うち　商品有価証券費用	前連結会計年度	27	—	27
	当連結会計年度	—	—	—
うち　特定取引有価証券費用	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定金融派生商品費用	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　その他の特定取引費用	前連結会計年度	—	—	—
	当連結会計年度	—	—	—

(注) 内訳科目は、それぞれ収益と費用で相殺し、収益が上回った場合には収益欄に、費用が上回った場合には費用欄に、上回った純額を計上しております。

② 特定取引資産・負債の内訳（末残）

当連結会計年度の特定取引資産は、国内業務部門において商品有価証券で4億円、特定金融派生商品で5億円減少したため、全体で8億円減少して62億円となりました。

また、特定取引負債は、国内業務部門において特定金融派生商品が3億円減少したことを主因に、全体では2億円減少して5億円となりました。

（金額単位　百万円）

種類	期別	国内業務部門	国際業務部門	合計
特定取引資産	前連結会計年度	6,880	271	7,152
	当連結会計年度	5,896	385	6,281
うち　商品有価証券	前連結会計年度	6,116	—	6,116
	当連結会計年度	5,665	—	5,665
うち　商品有価証券派生商品	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定取引有価証券	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定取引有価証券派生商品	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定金融派生商品	前連結会計年度	764	271	1,036
	当連結会計年度	231	385	616
うち　その他の特定取引資産	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
特定取引負債	前連結会計年度	477	257	734
	当連結会計年度	175	352	527
うち　売付商品債券	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　商品有価証券派生商品	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定取引売付債券	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定取引有価証券派生商品	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち　特定金融派生商品	前連結会計年度	477	257	734
	当連結会計年度	175	352	527
うち　その他の特定取引負債	前連結会計年度	—	—	—
	当連結会計年度	—	—	—

(5) 国内業務部門・国際業務部門別預金残高の状況

○ 預金の種類別残高（末残）

（金額単位　百万円）

種類		期別	国内業務部門	国際業務部門	合計
預金合計		前連結会計年度	5,115,262	144,299	5,259,562
		当連結会計年度	5,110,993	120,372	5,231,366
	流動性預金	前連結会計年度	1,539,526	—	1,539,526
		当連結会計年度	2,124,974	—	2,124,974
	定期性預金	前連結会計年度	3,520,897	—	3,520,897
		当連結会計年度	2,925,069	—	2,925,069
	その他	前連結会計年度	54,838	144,299	199,137
		当連結会計年度	60,949	120,372	181,322
譲渡性預金		前連結会計年度	126,308	—	126,308
		当連結会計年度	22,169	—	22,169
総合計		前連結会計年度	5,241,571	144,299	5,385,870
		当連結会計年度	5,133,162	120,372	5,253,535

（注）1．流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

2．定期性預金＝定期預金＋定期積金

(6) 国内・特別国際金融取引勘定分別貸出金残高の状況

① 業種別貸出状況（残高・構成比）

（金額単位　百万円）

業種別	平成13年3月31日		平成14年3月31日	
	貸出金残高	構成比	貸出金残高	構成比
国内（除く特別国際金融取引勘定分）	4,405,967	100.00%	4,369,021	100.00%
製造業	861,300	19.55	867,327	19.85
農業	11,840	0.27	14,022	0.32
林業	3,003	0.07	2,949	0.07
漁業	21,857	0.50	21,857	0.50
鉱業	6,642	0.15	6,556	0.15
建設業	517,015	11.73	509,062	11.65
電気・ガス・熱供給・水道業	28,219	0.64	30,260	0.69
運輸・通信業	135,287	3.07	136,343	3.12
卸売・小売業、飲食店	858,692	19.49	831,406	19.03
金融・保険業	121,849	2.77	100,372	2.30
不動産業	404,699	9.18	383,437	8.77
サービス業	530,365	12.04	531,576	12.17
地方公共団体	260,410	5.91	252,411	5.78
その他	644,788	14.63	681,441	15.60
特別国際金融取引勘定分	8,730	100.00%	8,044	100.00%
政府等	2,578	29.53	2,658	33.04
金融機関	5,433	62.23	5,333	66.29
その他	719	8.24	53	0.67
合計	4,414,698	—	4,377,066	—

② 外国政府等向け債権残高（国別）

（金額単位　百万円）

期別	国別	外国政府等向け債権残高
平成13年3月31日	インドネシア共和国	2,604
	合計	2,604
	（資産の総額に対する割合：%）	(0.04)
平成14年3月31日	インドネシア共和国	2,661
	合計	2,661
	（資産の総額に対する割合：%）	(0.04)

（注）「外国政府等」とは、外国政府、中央銀行、政府関係機関または国営企業であり、日本公認会計士協会銀行等監査特別委員会報告第4号に規定する特定海外債権引当勘定を計上している国の外国政府等の債権残高を掲げております。

(7) 国内業務部門・国際業務部門別有価証券の状況

○ 有価証券残高（末残）

（金額単位　百万円）

種類	期別	国内業務部門	国際業務部門	合計
国債	前連結会計年度	217,049	―	217,049
	当連結会計年度	242,022	―	242,022
地方債	前連結会計年度	59,909	―	59,909
	当連結会計年度	84,272	―	84,272
社債	前連結会計年度	182,459	―	182,459
	当連結会計年度	208,089	―	208,089
株式	前連結会計年度	286,010	―	286,010
	当連結会計年度	190,703	―	190,703
その他の証券	前連結会計年度	75,737	42,701	118,439
	当連結会計年度	13,336	75,150	88,487
合計	前連結会計年度	821,164	42,701	863,866
	当連結会計年度	738,424	75,150	813,574

（注）「その他の証券」には、外国債券及び外国株式を含んでおります。

（単体情報）

（参考）

当行の単体情報のうち、参考として以下の情報を掲げております。

1．損益状況（単体）

(1) 損益の概要

（金額単位　百万円）

	第９４期 （A）	第９５期 （B）	増　減 （B）－（A）
業務粗利益	103,644	101,129	△ 2,515
経費（除く臨時処理分）	60,538	57,017	△ 3,520
人件費	31,283	28,284	△ 2,998
物件費	25,834	25,532	△ 301
税金	3,420	3,200	△ 219
業務純益（一般貸倒引当金繰入前）	43,106	44,111	1,004
一般貸倒引当金繰入額	△ 5,392	2,652	8,045
業務純益	48,498	41,458	△ 7,040
うち債券関係損益	1,755	△ 652	△ 2,407
臨時損益	△ 38,076	△ 197,364	△ 159,288
株式関係損益	△ 207	△ 83,022	△ 82,814
不良債権処理損失	34,662	113,209	78,547
貸出金償却	19,922	32,175	12,252
個別貸倒引当金純繰入額	18,762	78,651	59,888
債権売却損失引当金繰入額	1,195	3,802	2,607
特定海外債権引当勘定繰入額	17	500	483
その他の債権売却損等	△ 5,235	△ 1,921	3,314
その他臨時損益	△ 3,206	△ 1,133	2,073
経常利益	10,422	△ 155,906	△ 166,328
特別損益	△ 8,822	△ 1,603	7,218
うち動産不動産処分損益	△ 591	△ 1,658	△ 1,066
税引前当期利益	1,600	△ 157,509	△ 159,110
法人税、住民税及び事業税	78	160	82
法人税等調整額	△ 4,211	△ 21,970	△ 17,759
当期利益	5,734	△ 135,699	△ 141,433

（注）1．業務粗利益＝（資金運用収支＋金銭の信託運用見合費用）＋役務取引等収支＋特定取引収支＋その他業務収支

2．業務純益＝業務粗利益－経費（除く臨時処理分）－一般貸倒引当金繰入額

3．「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

4．臨時損益とは、損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5．債券関係損益＝国債等債券売却益（＋国債等債券償還益）－国債等債券売却損（－国債等債券償還損）－国債等債券償却

6．株式関係損益＝株式等売却益－株式等売却損－株式等償却

(2) 営業経費の内訳

(金額単位　百万円)

	第９４期 (Ａ)	第９５期 (Ｂ)	増　減 (Ｂ)－(Ａ)
給料・手当	25,170	22,717	△ 2,452
退職給付費用	5,110	4,444	△ 666
福利厚生費	670	561	△ 109
減価償却費	3,580	3,460	△ 120
土地建物機械賃借料	2,645	2,775	130
営繕費	125	123	△ 1
消耗品費	1,000	1,037	37
給水光熱費	989	839	△ 150
旅費	422	335	△ 87
通信費	1,533	1,522	△ 10
広告宣伝費	872	882	10
租税公課	3,420	3,200	△ 219
その他	17,205	17,036	△ 168
計	62,747	58,938	△ 3,808

(注) 損益計算書中「営業経費」の内訳であります。

２．利鞘（国内業務部門）（単体）

(単位　％)

	第９４期 (Ａ)	第９５期 (Ｂ)	増　減 (Ｂ)－(Ａ)
(1) 資金運用利回 ①	2.01	1.94	△ 0.07
(イ) 貸出金利回	2.26	2.14	△ 0.12
(ロ) 有価証券利回	1.13	1.21	0.08
(2) 資金調達原価 ②	1.45	1.28	△ 0.17
(イ) 預金等利回	0.26	0.17	△ 0.09
(ロ) 外部負債利回	2.14	1.02	△ 1.12
(3) 総資金利鞘 ①－②	0.56	0.65	0.09

(注) １．「国内業務部門」とは本邦店の円建諸取引であります。

２．「外部負債」＝コールマネー＋売渡手形＋借用金

３．ＲＯＥ（単体）

(単位　％)

	第９４期 (Ａ)	第９５期 (Ｂ)	増　減 (Ｂ)－(Ａ)
業務純益ベース（一般貸倒引当金繰入前）(注1)	20.23	28.10	7.87
業務純益ベース (注2)	22.83	26.41	3.58
当期利益ベース (注3)	2.20	―	―

(注1) $\dfrac{\text{業務純益（一般貸倒引当金繰入前）－優先株式配当金総額}}{\{(\text{期首純資産額－期首発行済優先株式数×発行価格})＋(\text{期末純資産額－期末発行済優先株式数×発行価格})\}÷2} \times 100$

(注2) $\dfrac{\text{業務純益－優先株式配当金総額}}{\{(\text{期首純資産額－期首発行済優先株式数×発行価格})＋(\text{期末純資産額－期末発行済優先株式数×発行価格})\}÷2} \times 100$

(注3) $\dfrac{\text{当期利益－優先株式配当金総額}}{\{(\text{期首純資産額－期首発行済優先株式数×発行価格})＋(\text{期末純資産額－期末発行済優先株式数×発行価格})\}÷2} \times 100$

4．預金・貸出金の状況（単体）

(1) 預金・貸出金の残高

（金額単位　百万円）

	第９４期 （A）	第９５期 （B）	増　減 （B）－（A）
預金（末残）	5,263,201	5,240,679	△ 22,521
預金（平残）	5,181,148	5,015,380	△ 165,767
貸出金（末残）	4,445,404	4,411,792	△ 33,612
貸出金（平残）	4,314,943	4,284,282	△ 30,660

(2) 個人・法人別預金残高（国内）

（金額単位　百万円）

	第９４期 （A）	第９５期 （B）	増　減 （B）－（A）
個人	3,345,649	3,234,337	△ 111,312
法人	1,611,614	1,594,965	△ 16,649
その他	304,508	408,185	103,677
合計	5,261,771	5,237,487	△ 24,283

（注）譲渡性預金及び特別国際金融取引勘定分を除いております。

(3) 消費者ローン残高

（金額単位　百万円）

	第９４期 （A）	第９５期 （B）	増　減 （B）－（A）
消費者ローン残高	485,059	540,298	55,239
住宅ローン残高	340,868	404,758	63,890
その他ローン残高	144,191	135,540	△ 8,651

(4) 中小企業等貸出金

（金額単位　百万円）

	第９４期 （A）	第９５期 （B）	増減 （B）－（A）
中小企業等貸出金残高　①	3,393,385	3,355,124	△ 38,261
総貸出金残高　②	4,436,673	4,403,747	△ 32,926
中小企業等貸出金比率　①／②	76.48%	76.18%	△ 0.30%
中小企業等貸出先件数　③	212,517件	212,112件	△ 405件
総貸出先件数　④	213,257件	212,846件	△ 411件
中小企業等貸出先件数比率　③／④	99.65%	99.65%	－ %

（注）１．貸出金残高には、特別国際金融取引勘定分は含まれておりません。

２．中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

5．債務の保証（支払承諾）の状況（単体）

○ 支払承諾の残高内訳

（金額単位　百万円）

種類	第９４期		第９５期	
	口　数	金　額	口　数	金　額
手形引受	33件	129	25件	133
信用状	918	6,496	827	7,191
保証	24,375	171,239	21,630	157,204
計	25,326	177,866	22,482	164,528

6．内国為替の状況（単体）

（金額単位　百万円）

区分		第９４期		第９５期	
		口　数	金　額	口　数	金　額
送金為替	各地へ向けた分	23,708千口	23,692,731	23,621千口	22,304,037
	各地より受けた分	23,606	24,919,688	23,624	23,535,477
代金取立	各地へ向けた分	1,222	2,109,856	1,188	2,035,675
	各地より受けた分	1,195	2,161,221	1,138	2,035,331

7．外国為替の状況（単体）

（金額単位　百万米ドル）

区分		第９４期	第９５期
		金　額	金　額
仕向為替	売渡為替	2,152	3,157
	買入為替	224	182
被仕向為替	支払為替	2,161	3,330
	取立為替	512	487
合計		5,049	7,158

（参考）

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件（平成5年大蔵省告示第55号。以下、「告示」という）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国内基準を適用しております。

連結自己資本比率（国内基準）

（金額単位　百万円）

項目			平成13年3月31日	平成14年3月31日
基本的項目	資本金		119,795	140,409
	うち非累積的永久優先株		37,500	37,500
	新株式払込金		—	—
	資本準備金		95,778	115,345
	連結剰余金		34,679	△ 99,439
	連結子会社の少数株主持分		288	737
	うち海外特別目的会社の発行する優先出資証券		—	—
	その他有価証券の評価差損	(△)	—	8,135
	自己株式	(△)		1,021
	為替換算調整勘定		—	—
	営業権相当額	(△)	—	—
	連結調整勘定相当額	(△)	—	—
	計	(A)	250,542	147,895
	うちステップ・アップ金利条項付の優先出資証券	(注1)	—	—
補完的項目	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		25,809	24,599
	一般貸倒引当金		29,954	32,604
	負債性資本調達手段等		88,180	77,600
	うち永久劣後債務	(注2)	51,500	49,500
	うち期限付劣後債務および期限付優先株	(注3)	36,680	28,100
	計		143,944	134,803
	うち自己資本への算入額	(B)	139,505	126,352
控除項目	控除項目（注4）	(C)	134	134
自己資本額	(A)＋(B)－(C)	(D)	389,914	274,114
リスク・アセット等	資産（オン・バランス）項目		3,981,470	3,770,860
	オフ・バランス取引項目		101,014	93,716
	計	(E)	4,082,485	3,864,576
連結自己資本比率（国内基準）＝D÷E×100（%）			9.55	7.09

（注）1．告示第23条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。

2．告示第24条第1項第3号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること

(2) 一定の場合を除き、償還されないものであること

(3) 業務を継続しながら損失の補てんに充当されるものであること

(4) 利払い義務の延期が認められるものであること

3．告示第24条第1項第4号および第5号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

4．告示第25条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、および第2号に規定するものに対する投資に相当する額であります。

単体自己資本比率（国内基準）

（金額単位　百万円）

項目		平成13年3月31日	平成14年3月31日
基本的項目	資本金	120,842	140,409
	うち非累積的永久優先株	37,500	37,500
	新株式払込金	—	—
	資本準備金	95,778	115,345
	利益準備金	15,794	15,794
	任意積立金	—	—
	次期繰越利益	17,979	△ 116,141
	その他	—	—
	その他有価証券の評価差損（△）	—	8,135
	自己株式（△）		12
	営業権相当額（△）	—	—
	計（A）	250,395	147,260
	うちステップ・アップ金利条項付の優先出資証券（注1）	—	—
補完的項目	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	25,809	24,599
	一般貸倒引当金	30,094	32,747
	負債性資本調達手段等	88,180	77,600
	うち永久劣後債務（注2）	51,500	49,500
	うち期限付劣後債務および期限付優先株（注3）	36,680	28,100
	計	144,084	134,946
	うち自己資本への算入額（B）	139,479	126,373
控除項目	控除項目（注4）（C）	50	50
自己資本額	（A）＋（B）－（C）（D）	389,823	273,583
リスク・アセット等	資産（オン・バランス）項目	3,959,313	3,757,023
	オフ・バランス取引項目	118,998	110,906
	計（E）	4,078,312	3,867,929
単体自己資本比率（国内基準）＝D÷E×100（%）		9.55	7.07

（注）1．告示第30条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。

2．告示第31条第1項第3号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること

(2) 一定の場合を除き、償還されないものであること

(3) 業務を継続しながら損失の補てんに充当されるものであること

(4) 利払い義務の延期が認められるものであること

3．告示第31条第1項第4号および第5号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

4．告示第32条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

（資産の査定）

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第6条に基づき、当行の貸借対照表の貸付有価証券、貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1．破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2．危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3．要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4．正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１．から３．までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

（金額単位　億円）

債権の区分	平成13年3月31日	平成14年3月31日
破産更生債権及びこれらに準ずる債権	932	1,780
危険債権	2,086	1,602
要管理債権	1,071	827
正常債権	42,339	41,764

（注）上記金額は単位未満を四捨五入しております。

2【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3【対処すべき課題】

当行および当行グループは、平成14年度以降の業績の「Ｖ字型回復」を果たし、安定的な配当の実現を目指すにあたり、平成13年度には有価証券や不良債権について抜本的な処理を行い、株価変動といった外部環境要因やお取引先の突発的な倒産等により収益が変動するリスクを極力低減いたしました。

今後は、地域金融機関としての信頼性の確保と将来にわたる安定的収益の実現を目的として、「改新プログラムXXI」に掲げた経営戦略を着実に実践してまいります。

具体的には、営業推進体制を見直し、特に事業金融マーケットが縮小傾向にあるなか、更なる収益力強化を図るため、信用リスクを適切に反映した金利体系の構築や消費者ローンの増強・フィービジネスの強化に注力してまいります。同時に、組織や業務内容の再点検を実施し、人員の効率的配置や経費の重点分野への傾斜配分、更には、店舗の戦略的統廃合・再配置などのリストラクチャリングを進め、スリムで強靭な経営体質を構築してまいります。

4【経営上の重要な契約等】

該当ありません。

5【研究開発活動】

該当ありません。

第３【設備の状況】

１【設備投資等の概要】

銀行業務部門における設備投資につきましては、店舗改修工事を中心に2億円の投資を行いました。また、動産関係では、ホストコンピュータ関連投資や営業店オンライン端末機の導入を中心に44億円の投資を行いました。

なお、当連結会計年度において店舗統廃合等により、銀行業務部門の次の主要な設備を売却しており、その内容は以下のとおりであります。

	会社名	事業所名	所在地	設備の内容	売却時期	前期末帳簿価額（百万円）
当行		香林坊支店ほか	金沢市香林坊ほか	土地 建物等	14年2月	2,136
当行		千早荘ほか	東京都豊島区ほか	土地 建物	13年9月	702

２【主要な設備の状況】

当連結会計年度末における主要な設備の状況は次のとおりであります。

銀行業務部門　（平成14年3月31日現在）

	会社名	店舗名その他	所在地	設備の内容	土地 面積（㎡）	土地 帳簿価額（百万円）	建物 帳簿価額（百万円）	動産 帳簿価額（百万円）	合計 帳簿価額（百万円）	従業員数（人）
当行		本　店 他52店	富山県東部	店舗	41,872 (4,121)	8,651	3,646	1,103	13,401	895
当行		高岡支店 他34店	富山県西部	店舗	31,265 (3,199)	4,872	2,065	461	7,399	477
当行		金沢支店 他32店	石川県	店舗	28,453 (1,899)	10,409	2,276	481	13,167	491
当行		福井支店 他21店	福井県	店舗	19,871 (2,141)	4,848	2,939	283	8,071	304
当行		札幌支店 他24店	北海道	店舗	21,031 (　126)	9,594	1,852	399	11,845	421
当行		東京支店 他11店	関東・信越	店舗	3,990 (　―)	10,303	1,445	266	12,016	307
当行		名古屋支店 他4店	愛知県・岐阜県	店舗	4,447 (　477)	4,977	788	103	5,868	104
当行		大阪支店 他5店	関西	店舗	4,864 (　―)	8,028	1,720	131	9,880	135
当行		事務センター	富山市	事務ｾﾝﾀｰ	18,679 (　―)	3,889	4,868	3,441	12,199	96
当行		社宅・寮 他131ヵ所	富山市他	社宅・寮	108,750 (1,945)	13,059	7,293	5	20,358	
当行		総合ｸﾞﾗｳﾝﾄﾞ	大沢野町	厚生施設	86,200 (　―)	1,320	187	6	1,514	
当行		その他の施設	富山市他	その他	39,099 (　―)	2,609	1,880	316	4,806	

その他業務部門

	会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
					面積(㎡)	帳簿価額(百万円)				
国内連結子会社	北銀不動産サービス株式会社	烏丸中央ビル	京都市中京区	賃貸ビル	―	―	3,544	36	3,581	―

(注) 1．当行の主要な設備の太宗は、店舗、事務センターであるため、銀行業務部門に一括計上しております。
2．土地の面積欄の（ ）内は、借地の面積（うち書き）であり、その年間賃借料は建物も含め 1,537百万円であります。
3．動産は、事務機械 5,737百万円、その他 1,300百万円であります。
4．当行の海外駐在員事務所3カ所、店舗外現金自動設備 290カ所は上記に含めて記載しております。
5．上記には、関連会社に貸与している土地、建物が含まれており、その内容は次のとおりであります。
富山県東部　　建物 138百万円
北海道　　建物 0百万円
事務センター　　建物 580百万円
6．上記の他、リース契約による主な賃借設備は次のとおりであります。
リース契約

	会社名	事業（部門）の別	店舗名その他	所在地	設備の内容	従業員数(人)	年間リース料(百万円)
当行	―	銀行業務部門	事務センター	富山市	端末機 自動機	―	97 253

3【設備の新設、除却等の計画】

当連結会計年度末において計画中である重要な設備の新設、除却等は次のとおりであります。
(1) 新設、改修

会社名	店舗名その他	所在地	区分	事業（部門）の別	設備の内容	投資予定金額(百万円)		資金調達方法	着手年月	完了予定年月
						総額	既支払額			
当行	犀川支店他	―	改修その他	銀行業務部門	店舗社宅	448	―	自己資金	―	―
	事務ｾﾝﾀｰ他	―	―	銀行業務部門	事務機械	1,110	―	自己資金	―	―

(注) 1．上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。
2．店舗及び事務機械の主なものは平成15年3月までに設置予定であります。

(2) 売却

会社名	店舗名その他	所在地	事業（部門）の別	設備の内容	期末帳簿価額(百万円)	売却の予定時期
当行	札幌行員クラブほか	札幌市中央区ほか	銀行業務部門	福利厚生施設	1,031	14年5月

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種　　類	会社が発行する株式の総数（株）
普　通　株　式	1,700,000,000
第１種　優先株式	200,000,000
第２種　優先株式	50,000,000
第３種　優先株式	50,000,000
計	2,000,000,000

（注）当行定款第5条に次のとおり規定しております。

当銀行の発行する株式の総数は20億株とする。このうち17億株は普通株式、2億株は第１種優先株式、5千万株は第２種優先株式、5千万株は第３種優先株式とする。ただし、普通株式につき消却があった場合または優先株式につき消却もしくは普通株式への転換があった場合には、これに相当する株式数を減ずる。

②【発行済株式】

種　類	事業年度末現在発行数（株）（平成14年3月31日）	提出日現在発行数（株）（平成14年6月28日）	上場証券取引所名又は登録証券業協会名	内　容
普通株式	987,146,185	同　左	株式会社東京証券取引所市場第一部 株式会社大阪証券取引所市場第一部	（注１）
第一回第１種優先株式	150,000,000	同　左	――	（注２）
計	1,137,146,185	同　左		

（注１）普通株式の内容は次のとおりであります。

１．提出日現在の発行数には、平成14年6月1日から有価証券報告を提出する日までの第一回第１種優先株式の普通株式への転換により発行された株式数は含まれておりません。

２．普通株式には議決権があります。

（注２）第一回第１種優先株式の内容は次のとおりであります。

１．優先配当金

（１）　優先配当金

毎年3月31日の最終の株主名簿および実質株主名簿に記載された優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、優先株式１株につき年7円70銭の優先配当金を支払う。ただし、当該営業年度において優先中間配当金を支払ったときは、その額を控除した額とする。

（２）　非累積条項

ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金の額に達しないときは、その不足額は、翌営業年度以降に累積しない。

（３）　非参加条項

優先株主または優先登録質権者に対しては、優先配当金を超えて配当金の支払いをしない。

（４）　優先中間配当金

中間配当を行うときは、毎年9月30日の最終の株主名簿および実質株主名簿に記載された優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、優先株式１株につき3円85銭の優先配当金を支払う。

２．残余財産の分配

残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、優先株式１株につき、500円を支払う。優先株主または優先登録質権者に対しては、上記500円のほか残余財産の分配はしない。

3．普通株式への転換

（1） 転換請求期間

平成13年3月1日から平成22年7月29日までとする。ただし、株主総会において権利を行使すべき株主を確定するための一定の日（以下「基準日」という）の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

（2） 転換価額　金222円70銭

（3） 転換価額の修正

転換価額は、平成13年7月31日以降平成21年7月31日までの毎年7月31日（以下それぞれ、「転換価額修正日」という）に当該転換価額修正日現在の時価に修正される。ただし、当該時価が150円（以下「下限転換価額」という）を下回る場合は、修正後転換価額は下限転換価額とする。「転換価額修正日現在の時価」とは、当該転換価額修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とし、その計算は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。なお、上記45取引日の間に、下記（4）に定める転換価額の調整事由が生じた場合には、上記の時価は（4）に準じて調整される。

（4） 転換価額の調整

転換価額（下限転換価額を含む）は、優先株式を発行後、時価を下回る払込金額をもって普通株式を発行する場合、次に定める算式（以下「転換価額調整式」という）により調整する。ただし、転換価額調整式により計算される転換価額が100円を下回る場合には、100円をもって調整後転換価額とする。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新規発行普通株式数} \times 1\text{株あたり払込金額}}{1\text{株あたり時価}}}{\text{既発行普通株式数} + \text{新規発行普通株式数}}$$

また、転換価額は株式分割または併合その他一定の場合にも適宜調整される。

（5） 転換により発行する株式の内容

当行普通株式

4．普通株式への一斉転換条項

平成22年7月29日までに転換請求のなかった優先株式は平成22年7月30日（以下「一斉転換日」という）をもって、優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。当該平均値の計算は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、この場合当該平均値が150円を下回るときは、優先株式1株の払込金相当額を当該金額で除して得られる数の普通株式となる。上記の普通株式数の算出に当たって1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

5．議決権条項

優先株主は、法令に別段の定めがある場合を除くほか、株主総会において議決権を有しない。

6．新株等の引受権

法令に別段の定めがある場合を除くほか、優先株式について株式の併合または分割を行わない。

優先株主には新株の引受権または新株予約権付社債の引受権を与えない。

7．提出日現在の発行数には、平成14年6月1日から有価証券報告書を提出する日までの第一回第1種優先株式の普通株式への転換により減少した株式数は含まれておりません。

(2)【新株予約権等の状況】

該当ありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成10年4月 1日～平成11年3月31日 (注1)	6	686,111	3,312	83,342,253	3,312	58,278,624
平成11年4月 1日～平成12年3月31日 (注2)	150,000	836,111	37,500,000	120,842,253	37,500,000	95,778,624
平成13年4月 1日～平成14年3月31日 (注3)	301,035	1,137,146	19,567,275	140,409,528	19,567,275	115,345,899

(注1) 転換社債の株式転換によるものであります。なお、2002年満期米貨建転換社債および2003年満期米貨建転換社債は平成12年9月に全額繰上償還を行っております。

(注2) 有償 第三者割当 第一回第1種優先株式 150,000千株
割当先 株式会社整理回収機構
発行価格 500円 資本組入額 250円
発行日 平成11年9月30日

(注3) 有償 第三者割当 普通株式 301,035千株
割当先 当行取引先等 6,146名
発行価格 130円 資本組入額 65円
発行日 平成14年2月13日

(4) 【所有者別状況】

① 普通株式

平成14年3月31日現在

区分	株式の状況 (1単元の株式数 1,000株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	4	86	35	4,283	126	—	21,255	25,789	
所有株式数(単元)	3,459	241,988	7,800	483,850	26,509	—	216,291	979,897	7,249,185
所有株式数の割合(%)	0.35	24.69	0.80	49.38	2.71	—	22.07	100.00	

(注) 1. 自己株式79,420株は「個人その他」に79単元、「単元未満株式の状況」に420株含まれております。
なお、自己株式79,420株は株主名簿上の株式数であり、期末日現在の実質的な所有株式数は74,420株であります。
2. 「その他の法人」の欄には、証券保管振替機構名義の株式が、684単元含まれております。

② 第一回第1種優先株式

平成14年3月31日現在

区分	株式の状況 (1単元の株式数 1,000株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	—	1	—	—	—	—	—	1	
所有株式数(単元)	—	150,000	—	—	—	—	—	150,000	—
所有株式数の割合(%)	—	100.00	—	—	—	—	—	100.00	

(5)【大株主の状況】

① 普通株式

平成14年3月31日現在

氏名又は名称	住　　所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
株式会社富士銀行	東京都千代田区大手町1丁目5番5号	23,468	2.37
安田生命保険相互会社	東京都新宿区西新宿1丁目9番1号	22,528	2.28
北陸電力株式会社	富山市牛島町15番1号	22,118	2.24
株式会社第一勧業銀行	東京都千代田区内幸町1丁目1番5号	19,506	1.97
日動火災海上保険株式会社	東京都中央区銀座5丁目3番16号	15,236	1.54
北陸銀行職員持株会	富山市堤町通り1丁目2番26号	14,545	1.47
第一生命保険相互会社	東京都千代田区有楽町1丁目13番1号	14,398	1.45
住友生命保険相互会社	東京都中央区築地7丁目18番24号	14,017	1.41
日本生命保険相互会社	東京都千代田区有楽町1丁目2番2号	14,006	1.41
朝日生命保険相互会社	東京都新宿区西新宿1丁目7番3号	12,015	1.21
計		171,842	17.40

(注) 1. ㈱富士銀行および㈱第一勧業銀行は、平成14年4月1日をもって㈱日本興業銀行とともに、分割・合併により㈱みずほ銀行および㈱みずほコーポレート銀行となっております。

なお、当行は㈱みずほコーポレート銀行から「変更報告書」(報告義務発生日：平成14年4月30日）についての写しを受理しており、その内容は次のとおりです。

提出者の氏名又は名称	保有目的	保有株券等の数	保有割合
㈱みずほコーポレート銀行	取引関係の強化目的	53,911,946株	4.74%
みずほ信託銀行㈱	信託財産目的	3,897,000株	0.34%
みずほ証券㈱	ディーリング目的	78,000株	0.01%
みずほアセット信託銀行㈱	取引関係の強化目的	2,851,000株	0.25%
みずほインベスターズ証券㈱	安定保有目的	341,000株	0.03%
	合　計	61,078,946株	5.37%

2. 日動火災海上保険㈱は、東京海上火災保険㈱と共同して、株式移転により平成14年4月2日付で完全親会社である㈱ミレアホールディングスを設立しております。

② 第一回第1種優先株式

平成14年3月31日現在

氏名又は名称	住　　所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
株式会社整理回収機構	東京都中野区本町2丁目46番1号	150,000	100.00
計		150,000	100.00

(6)【議決権の状況】

①【発行済株式】

平成14年3月31日現在

区　　分	株　式　数（株）	議決権の数（個）	内　　容
無議決権株式	優先株式　150,000,000	150,000	（注１）
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	普通株式　74,000	―	
完全議決権株式（その他）	普通株式　979,818,000	979,134	（注２）
単元未満株式	普通株式　7,254,185	―	（注３）
発行済株式総数	1,137,146,185	―	―
総株主の議決権	―	1,129,134	―

（注１）各種類の株式の内容は「１．株式等の状況」の「(1)株式の総数等」に記載しております。
なお当期は、無議決権株式（第一回第１種優先株式）は、無配により議決権が発生しております。

（注２）完全議決権株式（その他）には、証券保管振替機構名義の株式が、684千株含まれております。

（注３）単元未満株式には、当行所有の自己株式420株が含まれております。

②【自己株式等】

平成14年3月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
株式会社北陸銀行	富山市堤町通り1丁目2番26号	74,000	―	74,000	0.00
計		74,000	―	74,000	0.00

（注）株主名簿上は当行名義となっておりますが、実質的に所有していない株式が5,000株あります。
なお、当該株式は上記「発行済株式」の「完全議決権株式（その他）」に含まれております。

(7)【ストックオプション制度の内容】

該当ありません。

２【自己株式の取得等の状況】

(1)【取締役又は使用人への譲渡及び利益、資本準備金又は再評価差額金による消却に係る自己株式の取得等の状況】

①【前決議期間における自己株式の取得等の状況】

イ【株式の種類】　普通株式

（イ）【取締役又は使用人への譲渡のための取得の状況】

平成14年6月27日現在

区　　分	株　式　数（株）	価額の総額（円）
定時株主総会での決議状況（平成－年－月－日決議）	―	―
前決議期間における取得自己株式	―	―
残存授権株式の総数及び価額の総額	―	―
未行使割合（%）	―	―

（ロ）【利益、資本準備金又は再評価差額金による消却のための買受けの状況】

平成14年6月27日現在

区分		株式数（株）	価額の総額（円）
定時株主総会での決議状況（平成－年－月－日決議）		—	—
取締役会での決議状況	利益による消却（平成－年－月－日決議）	—	—
	資本準備金による消却（平成－年－月－日決議）	—	—
	再評価差額金による消却（平成－年－月－日決議）	—	—
前決議期間における取得自己株式		—	—
残存決議株式等の総数及び価額の総額		—	—
未行使割合（％）		—	—

（注）1．平成10年6月26日開催の定時株主総会決議により、旧当行定款第11条の2第1項、第2項および附則1.において次のとおり規定しております。

「当銀行は、経済情勢、当銀行の業務または財産の状況その他の事情を勘案して特に必要があると認めるときは、平成10年6月26日後において取締役会の決議により、6千万株を限度として、利益による消却のために自己株式を買い受けることができる。

前項のほか、平成10年6月26日後において、取締役会の決議により、4千万株および取得価額の総額120億円を限度として、資本準備金による消却のために自己株式を買い受けることができる。（附則1.本定款第11条の2第2項の規定は、平成12年3月31日限り、その効力を失う。ただし、その時までに取締役会決議があった場合におけるその決議による株式の買い受けについては、引き続き効力を有するものとする）」

2．平成11年6月29日開催の定時株主総会決議により、旧当行定款第11条の2第3項および附則2.において次のとおり規定しております。

「前2項のほか、平成11年6月29日後において、取締役会の決議により、4千万株および取得価額の総額120億円を限度として、再評価差額金による消却のために自己株式を買い受けることができる。（附則2.本定款第11条の2第3項の規定は、平成13年3月31日限り、その効力を失う）」

3．上記（注）1、2は、平成14年6月27日開催の定時株主総会において、定款の変更決議により削除されております。

（ハ）【取得自己株式の処理状況】

平成14年6月27日現在

区分	譲渡株式数又は消却株式数（株）	処分価額の総額（円）	所有自己株式数（株）
取締役又は使用人への譲渡のための取得自己株式	—	—	—
利益による消却のための取得自己株式	—	—	—
資本準備金による消却のための取得自己株式	—	—	—
再評価差額金による消却のための取得自己株式	—	—	—
計	—	—	—

【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

②【当定時株主総会における自己株式取得に係る決議状況】

該当ありません。

(2)【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

該当ありません。

3【配当政策】

当行は、銀行業の公共性に鑑み、健全経営確保の観点から、適正な内部留保の充実を図りながら、株主のみなさまに対し安定的な配当を行うことを基本方針としております。

しかしながら、政府の「改革先行プログラム」等の考え方を踏まえた引当処理やその他有価証券に対する厳格な減損処理の適用により、大幅な赤字決算となりました。このことから、当期の普通株式および優先株式の配当金につきましては誠に遺憾ながら無配とさせていただきました。

今後も「経営の健全化のための計画」に則り、更なる収益力の強化と経営の効率化に努め、内部留保の蓄積に意を用いつつ、復配に向けて努力してまいります。

4【株価の推移】

(1)【普通株式】

①【最近5年間の事業年度別最高・最低株価】

回次	第91期	第92期	第93期	第94期	第95期
決算年月	平成10年3月	平成11年3月	平成12年3月	平成13年3月	平成14年3月
最高(円)	437	240	282	265	240
最低(円)	105	159	220	198	107

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

②【最近6カ月間の月別最高・最低株価】

月別	平成13年10月	11月	12月	平成14年1月	2月	3月
最高(円)	212	168	147	149	190	215
最低(円)	145	117	107	131	137	180

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2)【第一回第1種優先株式】

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として証券業協会に登録されておりません。

5【役員の状況】

役名 および職名	氏名 生年月日	略歴	所有株式数（千株）
（代表取締役） 取締役頭取	高木繁雄 昭和23年4月2日生	昭和46年3月 早稲田大学商学部卒業 昭和46年4月 北陸銀行入行 平成 8年6月 総合企画部長兼秘書室長兼主計室長 平成10年6月 取締役総合企画部長兼秘書室長兼主計室長 平成12年1月 取締役総合企画部長兼秘書室長 平成14年6月 取締役頭取（現職）	78
（代表取締役） 専務取締役	川合哲 昭和23年10月26日生	昭和46年3月 一橋大学商学部卒業 昭和46年4月 北陸銀行入行 平成 8年6月 支店部長 平成10年6月 取締役支店部長兼営業企画室長 平成11年6月 取締役本店営業部長 平成14年6月 専務取締役（現職）	70
（代表取締役） 常務取締役	岩田次雄 昭和17年12月17日生	昭和36年3月 石動高等学校卒業 昭和36年4月 北陸銀行入行 平成 6年6月 営業渉外部長 平成 8年6月 取締役営業渉外部長 平成10年6月 取締役高岡支店長 平成13年6月 常務取締役（現職）	45
常務取締役	羽岡秀晃 昭和23年10月10日生	昭和48年3月 京都大学経済学部卒業 昭和48年4月 北陸銀行入行 平成 8年6月 武生支店長 平成10年6月 人事部長 平成12年6月 理事東京支店長 平成13年6月 取締役東京支店長 平成14年6月 常務取締役（現職）	32
取締役 常務理事	徳野光宏 昭和22年3月7日生	昭和44年3月 金沢大学法文学部卒業 昭和44年4月 北陸銀行入行 平成 8年6月 名古屋支店長 平成10年6月 総合事務部長 平成12年6月 理事支店部長兼個人推進室長 平成13年1月 理事支店部長 平成13年6月 取締役支店部長 平成14年6月 取締役常務理事（現職）	40

役　名 および職名	氏　名 生年月日	略　　歴	所有 株式数 （千株）
取締役	山　田　圭　藏 昭和4年2月18日生	昭和28年3月　東京大学農学部農業経済学科卒業 昭和28年4月　電気化学工業㈱入社 昭和30年7月　黒部川電力㈱入社 昭和40年4月　北陸電力㈱入社 昭和58年6月　北陸電力㈱取締役就任 昭和62年6月　北陸電力㈱常務取締役就任 平成　2年6月　北陸電力㈱取締役副社長就任 平成　5年6月　北陸電力㈱取締役社長就任 平成6年12月　呉羽観光㈱取締役社長就任（現職） 平成　9年6月　北陸銀行取締役（現職） 平成11年4月　㈱ケーブルテレビ富山取締役社長就任（現職） 平成11年6月　北陸電力㈱取締役会長就任（現職）	64
取締役 本店営業部長	小　室　　修 昭和21年10月18日生	昭和44年3月　金沢大学法文学部卒業 昭和44年4月　北陸銀行入行 平成　6年4月　香港支店長 平成　7年6月　国際部統括副部長 平成　8年6月　国際部長 平成11年6月　理事国際部長 平成12年6月　理事金沢支店長 平成14年6月　取締役本店営業部長(現職)	32
取締役 高岡支店長	藤　田　衛　治 昭和22年2月24日生	昭和45年3月　東北大学経済学部卒業 昭和45年4月　北陸銀行入行 平成　7年6月　敦賀支店長 平成　9年6月　資金証券部長 平成11年6月　理事資金証券部長 平成13年6月　理事高岡支店長 平成14年6月　取締役高岡支店長(現職)	52
取締役 融資第三部長	水　持　雄　一 昭和21年9月22日生	昭和44年3月　明治大学政治経済学部卒業 昭和44年4月　北陸銀行入行 平成　3年6月　平野支店長 平成　6年6月　審査管理部統括副部長 平成　9年6月　融資第二部長 平成12年6月　理事融資第二部長兼審査管理部長 平成14年6月　取締役融資第三部長(現職)	24

役名 および職名	氏名 生年月日	略歴	所有 株式数 (千株)
常任監査役 (常勤)	三個友三郎 昭和19年9月23日生	昭和42年3月 慶應義塾大学商学部卒業 昭和42年4月 北陸銀行入行 平成5年4月 ニューヨーク支店長 平成8年6月 営業企画部長 平成10年6月 常任監査役(現職)	61
監査役	南義弘 大正12年9月21日生	昭和22年9月 千葉工業大学冶金学科卒業 昭和44年5月 トナミ運輸㈱監査役就任 昭和48年5月 トナミ運輸㈱取締役副社長就任 昭和50年5月 トナミ運輸㈱取締役社長就任(現職) 平成5年6月 北陸銀行監査役(現職)	32
監査役	八木熊吉 大正14年1月22日生	昭和26年3月 早稲田大学商学部卒業 昭和21年9月 ㈱八木熊代表取締役社長就任 昭和28年5月 フクビ化学工業㈱代表取締役社長就任(現職) 平成8年6月 ㈱八木熊取締役会長就任(現職) 平成12年6月 北陸銀行監査役(現職)	119
監査役	林則清 昭和17年2月1日生	昭和44年6月 東京大学法学部卒業 昭和44年6月 警察庁入庁 平成3年1月 岐阜県警本部長 平成4年4月 警察庁刑事局捜査第二課長 平成6年8月 警察庁官房人事課長 平成7年8月 警察庁暴力団対策部長 平成8年9月 警視庁公安部長 平成10年3月 警視庁副総監 平成11年1月 警察庁刑事局長 平成12年8月 退官 平成13年1月 株式会社日立製作所顧問(現職) 平成14年6月 北陸銀行監査役(現職)	—
計	13名		650

(注) 1．取締役　山田　圭藏氏は、商法第188条第2項第7号ノ2に定める社外取締役であります。

2．監査役　南　義弘、八木　熊吉および林　則清の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。

第５【経理の状況】

１．当行の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

２．当行の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠して作成しております。

なお、前事業年度（自平成12年4月1日　至平成13年3月31日）は改正前の財務諸表等規則及び銀行法施行規則に基づき、当事業年度（自平成13年4月1日　至平成14年3月31日）は改正後の財務諸表等規則及び銀行法施行規則に基づき作成しております。

３．証券取引法第193条の2の規定に基づき、当連結会計年度（自平成13年4月1日　至平成14年3月31日）の連結財務諸表並びに当事業年度（自平成13年4月1日　至平成14年3月31日）の財務諸表は新日本監査法人、前連結会計年度（自平成12年4月1日　至平成13年3月31日）の連結財務諸表並びに前事業年度（自平成12年4月1日　至平成13年3月31日）の財務諸表は監査法人太田昭和センチュリーの監査証明を受けております。

その監査報告書は、連結財務諸表及び財務諸表のそれぞれの直前に掲げております。

なお、従来、当行の財務諸表監査を行っている監査法人太田昭和センチュリーは、平成13年7月1日付をもって名称を新日本監査法人としております。

監　査　報　告　書

平成１３年６月２８日

株式会社北陸銀行
　取締役頭取　犬島　伸一郎　殿

監査法人 太田昭和センチュリー

代表社員
関与社員　公認会計士　内山俊彦

代表社員
関与社員　公認会計士　山本和夫

代表社員
関与社員　公認会計士　大村啓三

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成12年4月1日から平成13年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。
この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。
よって、当監査法人は、上記の連結財務諸表が株式会社北陸銀行及び連結子会社の平成13年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

監　査　報　告　書

平成 14 年 6 月 27 日

株式会社　北　陸　銀　行
　取締役頭取　髙　木　繁　雄　殿

新日本監査法人

代表社員
関与社員　公認会計士　内山俊彦

代表社員
関与社員　公認会計士　山本和夫

代表社員
関与社員　公認会計士　大村啓三

当監査法人は、証券取引法第 193 条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成 13 年 4 月 1 日から平成 14 年 3 月 31 日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和 51 年大蔵省令第 28 号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社北陸銀行及び連結子会社の平成 14 年 3 月 31 日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当連結会計年度より追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により財務諸表を作成している。

以　上

1【連結財務諸表等】

(1)【連結財務諸表】

①【連結貸借対照表】

(資産の部)

(金額単位　百万円)

科目 ＼ 年度別	前連結会計年度(平成13年3月31日)		当連結会計年度(平成14年3月31日)	
	金額	構成比	金額	構成比
		%		%
現金預け金	151,271	2.51	401,277	6.75
コールローン及び買入手形	241,800	4.01	51,000	0.86
買入金銭債権 ※8	16,131	0.27	8,529	0.14
特定取引資産 ※2	7,152	0.12	6,281	0.11
金銭の信託	19,110	0.32	4,599	0.08
有価証券 ※1,2,8	863,866	14.33	813,574	13.69
貸出金 ※3,4,5,6,7,8,9	4,414,698	73.23	4,377,066	73.68
外国為替	12,999	0.21	14,086	0.24
その他資産 ※2,8	80,662	1.34	75,672	1.27
動産不動産 ※8,10,11	134,300	2.23	131,276	2.21
繰延税金資産	77,464	1.28	104,096	1.75
支払承諾見返	122,781	2.04	112,338	1.89
貸倒引当金	△ 113,836	△1.89	△ 158,718	△2.67
資産の部合計	6,028,403	100.00	5,941,080	100.00

(負債、少数株主持分及び資本の部)

(金額単位　百万円)

科目　　　　年度別	前連結会計年度(平成13年3月31日)		当連結会計年度(平成14年3月31日)	
	金額	構成比	金額	構成比
		%		%
預金 ※8	5,259,562	87.25	5,231,366	88.06
譲渡性預金	126,308	2.10	22,169	0.37
コールマネー及び売渡手形 ※8	—	—	200,300	3.37
特定取引負債	734	0.01	527	0.01
借用金 ※8,12	91,161	1.51	73,729	1.24
外国為替	214	0.00	94	0.00
社債 ※13	37,100	0.62	35,000	0.59
その他負債 ※2,8	66,809	1.11	44,272	0.75
賞与引当金	—	—	7	0.00
退職給付引当金	12,903	0.21	12,707	0.21
債権売却損失引当金	2,349	0.04	6,006	0.10
その他の偶発損失引当金	2	0.00	—	—
再評価に係る繰延税金負債 ※10	23,693	0.39	22,609	0.38
支払承諾	122,781	2.04	112,338	1.89
負債の部合計	5,743,621	95.28	5,761,129	96.97
少数株主持分	288	0.00	737	0.01
資本金	120,842	2.00	140,409	2.37
資本準備金	95,778	1.59	115,345	1.94
再評価差額金 ※10	33,661	0.56	32,055	0.54
連結剰余金(△は欠損金)	35,257	0.59	△ 99,439	△1.67
その他有価証券評価差額金	—	—	△ 8,135	△0.14
計	285,540	4.74	180,236	3.04
自己株式	△ 0	△0.00	△ 12	△0.00
子会社の所有する親会社株式	△ 1,045	△0.02	△ 1,009	△0.02
資本の部合計	284,493	4.72	179,214	3.02
負債、少数株主持分及び資本の部合計	6,028,403	100.00	5,941,080	100.00

② 【連結損益計算書】

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日		当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日	
	金額	百分比	金額	百分比
		%		%
経常収益	169,813	100.00	154,165	100.00
資金運用収益	114,877		107,017	
貸出金利息	97,574		91,468	
有価証券利息配当金	12,227		12,972	
コールローン利息及び買入手形利息	404		77	
預け金利息	1,722		492	
その他の受入利息	2,949		2,006	
役務取引等収益	12,828		13,146	
特定取引収益	435		222	
その他業務収益	3,679		2,293	
その他経常収益	37,991		31,485	
経常費用	159,677	94.03	309,436	200.72
資金調達費用	26,038		17,617	
預金利息	20,314		12,546	
譲渡性預金利息	36		130	
コールマネー利息及び売渡手形利息	19		13	
借用金利息	2,428		1,747	
社債利息	772		725	
転換社債利息	21		—	
その他の支払利息	2,445		2,453	
役務取引等費用	3,476		3,462	
特定取引費用	27		—	
その他業務費用	710		2,058	
営業経費	63,328		59,431	
その他経常費用	66,096		226,866	
貸倒引当金繰入額	14,385		82,076	
その他の経常費用 ※1	51,710		144,789	
経常利益（△は経常損失）	10,135	5.97	△ 155,270	△100.72
特別利益	358	0.21	351	0.23
動産不動産処分益	174		218	
償却債権取立益	156		55	
その他の特別利益	28		77	
特別損失	9,594	5.65	2,063	1.34
動産不動産処分損	767		1,878	
その他の特別損失	8,827		184	
税金等調整前当期純利益（△は税金等調整前当期純損失）	899	0.53	△ 156,982	△101.83
法人税、住民税及び事業税	97	0.06	272	0.17
法人税等調整額	△ 4,333	△2.55	△ 22,006	△ 14.27
少数株主利益（△は少数株主損失）	△ 564	△0.34	447	0.29
当期純利益（△は当期純損失）	5,699	3.36	△ 135,697	△ 88.02

③【連結剰余金計算書】

(金額単位　百万円)

科目 ＼ 年度別	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日 金額	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日 金額
連結剰余金期首残高	29,661	35,257
連結剰余金増加高	1,057	1,578
再評価差額金取崩による増加高	1,057	1,578
連結剰余金減少高	1,161	577
配当金	1,161	577
当期純利益（△は当期純損失）	5,699	△135,697
連結剰余金期末残高 （△は欠損金期末残高）	35,257	△99,439

④【連結キャッシュ・フロー計算書】

(金額単位　百万円)

	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日 金額	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	899	△ 156,982
減価償却費	19,196	17,561
貸倒引当金の増加額	32,033	112,464
投資損失引当金の増加額	△ 221	—
債権売却損失引当金の増加額	△ 139	3,656
その他の偶発損失引当金の増加額	2	△ 2
賞与引当金の増加額	—	△ 5
退職給与引当金の増加額	△ 12,961	—
退職給付引当金の増加額	12,903	△ 196
資金運用収益	△ 114,877	△ 107,017
資金調達費用	26,038	17,617
有価証券関係損益（△）	1,273	86,377
金銭の信託の運用損益（△）	612	△ 162
為替差損益（△）	△ 43	△ 22
動産不動産処分損益（△）	574	1,659
特定取引資産の純増（△）減	1,900	871
特定取引負債の純増減（△）	222	△ 206
貸出金の純増（△）減	△ 51,254	△ 29,938
預金の純増減（△）	△ 21,721	△ 28,196
譲渡性預金の純増減（△）	110,636	△ 104,139
借用金（劣後特約付借入金を除く）の純増減（△）	△ 7,329	△ 4,432
預け金（日銀預け金を除く）の純増（△）減	12,904	44,215
コールローン等の純増（△）減	△ 95,361	198,405
コールマネー等の純増減（△）	—	200,300
債券貸付取引担保金の純増減（△）	5,213	△ 5,213
外国為替（資産）の純増（△）減	△ 346	△ 1,087
外国為替（負債）の純増減（△）	6	△ 120
資金運用による収入	101,315	94,026
資金調達による支出	△ 29,242	△ 17,038
その他	△ 7,722	△ 15,986
小計	△ 15,489	306,409
法人税等の支払額	△ 98	△ 89
営業活動によるキャッシュ・フロー	△ 15,587	306,319
Ⅱ 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△ 519,091	△ 568,836
有価証券の売却による収入	321,923	292,968
有価証券の償還による収入	228,304	217,870
金銭の信託の増加による支出	△ 1,700	—
金銭の信託の減少による収入	—	15,389
投資活動としての資金運用による収入	12,495	11,415
動産不動産の取得による支出	△ 9,342	△ 4,952
動産不動産の売却による収入	5,993	2,026
投資活動によるキャッシュ・フロー	38,585	△ 34,119

（金額単位　百万円）

	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
	金額	金額
Ⅲ　財務活動によるキャッシュ・フロー		
劣後特約付借入金の返済による支出	△　19,400	△　13,000
劣後特約付社債・転換社債の償還による支出	△　9,683	△　1,546
財務活動としての資金調達による支出	△　2,661	△　2,034
株式の発行による収入	―	39,134
少数株主への株式発行による収入	570	―
配当金支払額	△　1,161	△　578
自己株式の取得による支出	△　370	―
自己株式の売却による収入	―	24
財務活動によるキャッシュ・フロー	△　32,706	21,999
Ⅳ　現金及び現金同等物に係る換算差額	43	22
Ⅴ　現金及び現金同等物の増加額	△　9,665	294,221
Ⅵ　現金及び現金同等物の期首残高	88,112	78,446
Ⅶ　現金及び現金同等物の期末残高	78,446	372,668

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
1．連結の範囲に関する事項	(1) 連結子会社 8社 主要な連結子会社名は、「第1 企業の概況 4．関係会社の状況」に記載しているため省略しました。 (2) 非連結子会社 なし	(1) 連結子会社 8社 同 左 (2) 非連結子会社 なし
2．持分法の適用に関する事項	(1) 持分法適用の関連会社 なし (2) 持分法非適用の関連会社 6社 主要な会社名 北陸保証サービス株式会社、株式会社北陸カード他4社 持分法非適用の関連会社は、当期純損益（持分に見合う額）及び剰余金（持分に見合う額）からみて、持分法の対象から除いても連結財務諸表に重要な影響を与えないため、持分法の対象から除いております。	(1) 持分法適用の関連会社 なし (2) 持分法非適用の関連会社 6社 主要な会社名 北陸保証サービス株式会社、株式会社北陸カード他4社 同 左
3．連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 3月末日 7社 12月末日 1社 (2) 連結子会社の決算日が連結決算日と異なる1社については、連結決算日に実施した仮決算に基づく財務諸表により連結しております。	(1) 同 左 (2) 同 左
4．会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同 左

	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
	当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	
	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法)、関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。 (ロ) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、時価法により行っております。	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法)、関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定)、時価のないものについては、移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (ロ) 同　左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。	(3) デリバティブ取引の評価基準及び評価方法 同　左
	(4) 減価償却の方法 ① 動産不動産 当行の動産不動産は、動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。 建物：15年～39年 動産：5年～6年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定率法により償却しております。 ② リース資産 リース期間を償却年数とし、リース期間満了時のリース資産の見積処分価額を残存価額とする定額法により償却しております。 なお、顧客の事故等に備えるため、減価償却費を追加計上しており、当連結会計年度における当該減価償却費は357百万円、その累計額は357百万円であります。	(4) 減価償却の方法 ① 動産不動産 当行の動産不動産は、動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。 建物：15年～39年 動産：5年～6年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定率法により償却しております。 ② リース資産 リース期間を償却年数とし、リース期間満了時のリース資産の見積処分価額を残存価額とする定額法により償却しております。 なお、顧客の事故等に備えるため、減価償却費を追加計上しており、当連結会計年度における当該減価償却費は140百万円、その累計額は355百万円であります。

	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
	③ ソフトウェア 自社利用のソフトウェアについては、当行及び連結子会社で定める利用可能期間（主として5年）に基づく定額法により償却しております。	③ ソフトウェア 自社利用のソフトウェアについては、当行及び連結子会社で定める利用可能期間（主として6年）に基づく定額法により償却しております。
	(5) 貸倒引当金の計上基準 当行の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類ごとに分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果により上記の引当を行っております。 主要な連結子会社においても同様に資産の自己査定を行い、必要な引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は176,331百万円であります。	(5) 貸倒引当金の計上基準 当行の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類ごとに分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果により上記の引当を行っております。 主要な連結子会社においても同様に資産の自己査定を行い、必要な引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は196,998百万円であります。

	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
	――――――	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(6) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:発生時の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 数理計算上の差異:発生時の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により、翌連結会計年度から費用処理 なお、会計基準変更時差異（18,901百万円）については、15年による按分額を費用処理しております。	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:その発生時の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 数理計算上の差異:各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額を、翌連結会計年度から費用処理 なお、会計基準変更時差異（18,901百万円）については、15年による按分額を費用処理しております。
	(7) 債権売却損失引当金の計上基準 （株）共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(8) 債権売却損失引当金の計上基準 同　左
	(8) その他の偶発損失引当金の計上基準 取引先との先物為替予約取引等において発生の可能性が高い将来の偶発損失に対して合理的に見積もられた金額を計上しております。	――――――
	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債については、連結決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資（但し、外貨にて調達したものを除く）、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。 連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債については、取得時の為替相場による円換算額を付す関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
	(10) リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10) リース取引の処理方法 同　左
	(11) 重要なヘッジ会計の方法 当行のヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」を適用しているほか、一部の資産・負債についてヘッジ対象とヘッジ手段を直接対応させる「個別ヘッジ」を適用しております。「マクロヘッジ」は、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理方法であり、繰延ヘッジによる会計処理を行っております。また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 「個別ヘッジ」は、繰延ヘッジによる会計処理あるいは金利スワップの特例処理を行っております。 連結子会社においては、デリバティブ取引によるヘッジを行っておりません。	(11) 重要なヘッジ会計の方法 同　左
	(12) 消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。ただし、動産不動産に係る控除対象外消費税等は当連結決算期の費用に計上しております。	(12) 消費税等の会計処理 同　左
5．利益処分項目の取扱いに関する事項	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。	同　左
6．連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、連結貸借対照表上の「現金預け金」のうち現金及び日本銀行への預け金であります。	同　左

追加情報

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
（退職給付会計） 当連結会計年度から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年6月16日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益は242百万円、税金等調整前当期純利益は242百万円減少しております。 なお、退職給与引当金は、退職給付引当金に含めて表示しております。	―――――――
（金融商品会計） 1．当連結会計年度から金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法について変更しております。この結果、従来の方法によった場合と比較して、経常利益は628百万円、税金等調整前当期純利益は628百万円減少しております。 2．金融商品に係る会計基準の適用に伴う連結財務諸表規則および銀行法施行規則の改正により、連結貸借対照表の表示科目が改正されましたが、その内容は次のとおりであります。 (1) 現先取引については、従来、売買処理しておりましたが、「買現先勘定」及び「売現先勘定」に資金取引として処理することとなりました。当連結会計年度末は該当ありません。 3．使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当連結会計年度よりその種類毎に「有価証券」中の国債、地方債等に計上することとなりました。当連結会計年度末における使用貸借又は賃貸借契約により貸し付けている有価証券はありません。 4．当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第9号附則第3項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。また、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、ならびに「買入金銭債権」中の信託受益権が含まれております。 連結貸借対照表計上額　771,636百万円 時　価　717,090百万円 差　額　△54,545百万円 繰延税金資産相当額　22,533百万円	（金融商品会計） 金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））の適用に伴い、当連結会計年度から次のとおり処理しております。 ・その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
少数株主持分相当額　　　　　　　△　179百万円 その他有価証券評価差額金相当額 △31,831百万円	
(外貨建取引等会計基準) 当行は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。	(外貨建取引等会計基準) 当行は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当連結会計年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 異なる通貨での資金調達・運用を動機とし、契約締結時における元本相当額の支払額又は受取額と通貨スワップ契約満了時における元本相当額の受取額又は支払額が同額で、かつ、元本部分と金利部分に適用されるスワップレートが合理的なレートである直先フラット型の通貨スワップ取引(利息相当額の支払日ごとにその時点の実勢為替相場を反映して一方の通貨の元本相当額を更改し、かつ、各利払期間ごとに直先フラットである通貨スワップ取引を含む)については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、交換利息相当額はその期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益または未払費用を計上しております。

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
―――――――	(連結貸借対照表関係) 従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報NO15) により、当連結会計年度から「賞与引当金」として表示しております。 なお、この変更により、「その他負債」中未払費用が7百万円減少し、賞与引当金が同額増加しております。
(外形標準課税関係) 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号) が平成12年4月1日に施行されたことに伴い、当連結会計年度より、その他の経常費用に163百万円計上しております。	(外形標準課税関係) 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号) (以下都条例) が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金163百万円及び損害賠償金100百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、東京都にかかる事業税については、前期が163百万円、当期が133百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は575百万円減少いたしました。また、「再評価に係る繰延税金負債」は125百万円減少し、「再評価差額金」は125百万円増加し、「評価差額金」は31百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号) (以下府条例) が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
	平成14年4月4日に、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。 このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、大阪府にかかる事業税については、85百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益は同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は375百万円減少いたしました。また、「再評価に係る繰延税金負債」は81百万円減少し、「再評価差額金」は81百万円増加し、「評価差額金」は20百万円減少しております。 なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下改正府条例）が施行されたことにより、府条例による課税標準等の特例が平成14年4月1日以降開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成13年3月31日）	当連結会計年度 （平成14年3月31日）
※1．有価証券には、関連会社の株式83百万円を含んでおります。 ※2．消費貸借契約により貸し付けている有価証券が、「有価証券」に5,213百万円含まれております。	※1．有価証券には、関連会社の株式83百万円を含んでおります。 ※2．消費貸借契約（債券貸借取引および現金担保付債券貸借取引）により貸し付けている有価証券は該当ありません。また、使用貸借又は賃貸借契約により貸し付けている有価証券も該当ありません。

前連結会計年度 （平成13年3月31日）	当連結会計年度 （平成14年3月31日）
※3．貸出金のうち、破綻先債権額は34,290百万円、延滞債権額は270,918百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 なお、当連結会計年度から資産の自己査定に基づき貸出金の未収利息を不計上としたため、延滞債権額には従来採用していた税法基準によれば、3カ月以上延滞債権となるもの31,233百万円、条件緩和債権となるもの98,292百万円、延滞債権に該当しなくなるもの62,818百万円が含まれております。	※3．貸出金のうち、破綻先債権額は107,343百万円、延滞債権額は232,032百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※4．貸出金のうち、3カ月以上延滞債権額は2,531百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4．貸出金のうち、3カ月以上延滞債権額は2,631百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5．貸出金のうち、貸出条件緩和債権額は103,852百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5．貸出金のうち、貸出条件緩和債権額は80,017百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は411,594百万円であります。 なお、上記3．から6．に掲げた債権額は、貸倒引当金控除前の金額であります。	※6．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は422,024百万円であります。 なお、上記3．から6．に掲げた債権額は、貸倒引当金控除前の金額であります。
※7．手形割引により取得した商業手形の額面金額は、196,979百万円であります。	※7．手形割引により取得した商業手形の額面金額は、170,384百万円であります。
※8．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券　118,415百万円 貸出金　12,490百万円 担保資産に対応する債務	※8．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券　304,369百万円 貸出金　1,150百万円 コマーシャルペーパー　1,000百万円

前連結会計年度 (平成13年3月31日)	当連結会計年度 (平成14年3月31日)
預　金　39,467百万円 現金担保付債券貸借取引　5,213百万円 コールマネー及び売渡手形　―百万円 借用金　―百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券56,530百万円、その他資産7百万円を差し入れております。 なお、動産不動産のうち保証金権利金は2,720百万円であります。	担保資産に対応する債務 預　金　38,216百万円 コールマネー及び売渡手形　200,300百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券76,154百万円、その他資産8百万円を差し入れております。 なお、動産不動産のうち保証金権利金は2,591百万円であります。
※9．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,080,567百万円であります。このうち原契約期間が1年以内のものが1,078,932百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内（社内）手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,079,041百万円であります。このうち原契約期間が1年以内のものが1,078,282百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内（社内）手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10．土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行の事業用土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める算定方法に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額（路線価）を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 22,594百万円	※10．土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行の事業用土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第4号に定める算定方法に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額（路線価）を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 27,391百万円

前連結会計年度 (平成13年3月31日)	当連結会計年度 (平成14年3月31日)
※11. 動産不動産の減価償却累計額 86,250百万円 ※12. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金70,000百万円が含まれております。 ※13. 社債のうち、劣後保証付永久劣後債は31,500百万円、劣後保証付期限付劣後債は5,600百万円であります。	※11. 動産不動産の減価償却累計額 82,238百万円 ※12. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金57,000百万円が含まれております。 ※13. 社債のうち、劣後保証付永久劣後債は29,500百万円、劣後保証付期限付劣後債は5,500百万円であります。

(連結損益計算書関係)

前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
―――――	※1. その他の経常費用には、貸出金償却32,823百万円、株式等償却84,320百万円を含んでおります。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (単位：百万円) 平成13年3月31日現在 現金預け金勘定 151,271 預け金(日本銀行預け金を除く) △ 72,824 現金及び現金同等物 78,446	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (単位：百万円) 平成14年3月31日現在 現金預け金勘定 401,277 預け金(日本銀行預け金を除く) △ 28,608 現金及び現金同等物 372,668

(リース取引関係)

前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (借手側) ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (借手側) ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

前連結会計年度

	動産	その他	合計
取得価額相当額	31百万円	10百万円	42百万円
減価償却累計額相当額	22百万円	7百万円	30百万円
年度末残高相当額	8百万円	2百万円	11百万円

当連結会計年度

	動産	その他	合計
取得価額相当額	30百万円	10百万円	40百万円
減価償却累計額相当額	27百万円	9百万円	37百万円
年度末残高相当額	2百万円	0百万円	3百万円

前連結会計年度 自 平成12年4月1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日
(注) 取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・未経過リース料年度末残高相当額 1年内　8百万円 1年超　3百万円 合計　11百万円 (注) 未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・支払リース料及び減価償却費相当額 支払リース料　8百万円 減価償却費相当額　8百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (貸手側) ・リース物件の取得価額、減価償却累計額及び年度末残高 取得価額：動産 66,082百万円、その他 7,840百万円、合計 73,923百万円 減価償却累計額：動産 36,362百万円、その他 4,247百万円、合計 40,610百万円 年度末残高：動産 29,719百万円、その他 3,592百万円、合計 33,312百万円 ・未経過リース料年度末残高相当額 1年内　6,390百万円 1年超　30,176百万円 合計　36,567百万円 (注) 未経過リース料年度末残高相当額は、未経過リース料及び見積残存価額の合計額の年度末残高が営業債権の年度末残高等に占めるその割合が低いため、受取利子込み法によっております。 ・受取リース料及び減価償却費 受取リース料　17,173百万円 減価償却費　15,036百万円	(注) 取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・未経過リース料年度末残高相当額 1年内　3百万円 1年超　－百万円 合計　3百万円 (注) 未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。 ・支払リース料及び減価償却費相当額 支払リース料　8百万円 減価償却費相当額　8百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (貸手側) ・リース物件の取得価額、減価償却累計額及び年度末残高 取得価額：動産 58,954百万円、その他 7,082百万円、合計 66,036百万円 減価償却累計額：動産 30,745百万円、その他 3,510百万円、合計 34,255百万円 年度末残高：動産 28,209百万円、その他 3,571百万円、合計 31,780百万円 ・未経過リース料年度末残高相当額 1年内　12,995百万円 1年超　22,008百万円 合計　35,003百万円 (注) 未経過リース料年度末残高相当額は、未経過リース料及び見積残存価額の合計額の年度末残高が営業債権の年度末残高等に占めるその割合が低いため、受取利子込み法によっております。 ・受取リース料及び減価償却費 受取リース料　15,652百万円 減価償却費　13,469百万円

(有価証券関係)

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャルペーパー及び信託受益権等も含めて記載しております。
※2.「子会社株式及び関連会社株式で時価のあるもの」については該当ありません。

I　前連結会計年度

1. 売買目的有価証券 (平成13年3月31日現在)

(金額単位　百万円)

	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	6,116	22

2．満期保有目的の債券で時価のあるもの（平成13年3月31日現在）

（金額単位　百万円）

	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	71,989	72,752	763	804	41
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	—	—	—	—	—
合計	71,989	72,752	763	804	41

（注）時価は、前連結会計年度末日における市場価格等に基づいております。

3．その他有価証券で時価のあるもの（平成13年3月31日現在）

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、平成12年大蔵省令第９号附則第３項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	268,167	210,719	△ 57,448	8,462	65,911
債券	358,806	366,720	7,914	8,047	133
国債	145,059	147,670	2,610	2,665	54
地方債	42,191	43,574	1,382	1,388	6
社債	171,554	175,476	3,921	3,994	72
その他	144,662	139,651	△ 5,011	992	6,003
合計	771,636	717,090	△ 54,545	17,502	72,047

（注）時価は、前連結会計年度末日における市場価格等に基づいております。

4．当該連結会計年度中に売却した満期保有目的の債券（自　平成12年4月1日　至　平成13年3月31日）

該当ありません。

5．当該連結会計年度中に売却したその他有価証券（自　平成12年4月1日　至　平成13年3月31日）

（金額単位　百万円）

	売却額	売却益の合計額	売却損の合計額
その他有価証券	317,180	5,857	1,091

6．時価のない有価証券の主な内容及び連結貸借対照表計上額（平成13年3月31日現在）

（金額単位　百万円）

	金額
その他有価証券	51,396
非上場株式（店頭売買株式を除く）	17,759
非上場外国証券	3,483
その他	30,153

7．保有目的を変更した有価証券（平成13年3月31日現在）

該当ありません。

8．その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成13年3月31日現在）

（金額単位　百万円）

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	40,526	216,106	177,784	25,000
国債	21,473	47,699	122,876	25,000
地方債	2,470	31,943	25,495	—
社債	16,583	136,463	29,411	—
その他	97,089	28,493	15,706	6,761
合計	137,615	244,600	193,491	31,761

Ⅱ　当連結会計年度

1．売買目的有価証券（平成14年3月31日現在）

（金額単位　百万円）

	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	5,665	13

2．満期保有目的の債券で時価のあるもの（平成14年3月31日現在）

（金額単位　百万円）

	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	71,663	72,813	1,150	1,150	—
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	—	—	—	—	—
合計	71,663	72,813	1,150	1,150	—

（注）時価は、当連結会計年度末日における市場価格等に基づいております。

3．その他有価証券で時価のあるもの（平成14年3月31日現在）

（金額単位　百万円）

	取得原価	連結貸借対照表計上額	差額		
				うち益	うち損
株式	187,207	172,256	△ 14,951	12,752	27,704
債券	422,136	429,445	7,309	8,004	695
国債	167,363	170,359	2,995	3,005	9
地方債	66,497	68,078	1,581	1,688	107
社債	188,275	191,007	2,732	3,311	579
その他	97,167	90,937	△ 6,229	1,004	7,233
合計	706,511	692,639	△ 13,872	21,761	35,633

（注）連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

4．当該連結会計年度中に売却した満期保有目的の債券（自 平成13年4月1日　至 平成14年3月31日）
該当ありません。

5．当該連結会計年度中に売却したその他有価証券（自　平成13年4月1日　至　平成14年3月31日）

（金額単位　百万円）

	売却額	売却益の合計額	売却損の合計額
その他有価証券	179,691	4,030	1,676

6．時価のない有価証券の主な内容及び連結貸借対照表計上額（平成14年3月31日現在）

（金額単位　百万円）

	金額
その他有価証券	53,540
非上場株式（店頭売買株式を除く）	18,364
非上場外国証券	1,330
その他	33,845

7．保有目的を変更した有価証券

該当ありません。

8．その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成14年3月31日現在）

（金額単位　百万円）

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	34,893	291,883	180,613	26,992
国債	599	87,579	128,703	25,139
地方債	4,078	52,501	27,691	—
社債	30,214	151,802	24,218	1,853
その他	12,402	53,422	9,224	13,196
合計	47,295	345,305	189,838	40,189

（金銭の信託関係）

Ⅰ　前連結会計年度

1．運用目的の金銭の信託（平成13年3月31日現在）

（金額単位　百万円）

	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	19,110	△　1,253

2．満期保有目的の金銭の信託（平成13年3月31日現在）

該当ありません。

3．その他の金銭の信託（運用目的及び満期保有目的以外）（平成13年3月31日現在）

該当ありません。

Ⅱ　当連結会計年度

1．運用目的の金銭の信託（平成14年3月31日現在）

（金額単位　百万円）

	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	4,599	△　3

２．満期保有目的の金銭の信託（平成14年3月31日現在）
該当ありません。

３．その他の金銭の信託（運用目的及び満期保有目的以外）（平成14年3月31日現在）
該当ありません。

（その他有価証券評価差額金）

Ⅰ　前連結会計年度

○その他有価証券評価差額金相当額（平成13年3月31日現在）
前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

（金額単位　百万円）

	金額
差額（時価－連結貸借対照表計上額）	△　54,545
その他有価証券	△　54,545
その他の金銭の信託	―
（＋）繰延税金資産相当額（又は（△）繰延税金負債相当額）	22,533
その他有価証券評価差額金相当額（持分相当額調整前）	△　32,011
（△）少数株主持分相当額	△　179
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	―
その他有価証券評価差額金相当額	△　31,831

Ⅱ　当連結会計年度

○その他有価証券評価差額金（平成14年3月31日現在）
連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

	金額
評価差額	△　13,872
その他有価証券	△　13,872
その他の金銭の信託	―
（＋）繰延税金資産（又は（△）繰延税金負債）	5,737
その他有価証券評価差額金（持分相当額調整前）	△　8,134
（△）少数株主持分相当額	1
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	―
その他有価証券評価差額金	△　8,135

（デリバティブ取引関係）

Ⅰ　前連結会計年度（平成12年4月1日から平成13年3月31日まで）

1．取引の状況に関する事項

(1)　取引の内容

当行では、次のようなデリバティブ取引を行っています。

金利関連	金利先物取引、金利スワップ取引、金利オプション取引、金利キャップ取引、金利フロアー取引
通貨関連	通貨スワップ取引、通貨先物取引、通貨オプション取引、先物為替予約取引
有価証券関連	債券先物取引、債券先物オプション取引、債券店頭オプション取引、株価指数先物取引、株価指数オプション取引、個別株オプション取引

(2)　利用目的

①　お取引先ニーズへの対応

金利や為替リスクを回避したいというお取引先のリスクヘッジニーズにお応えするためにデリバティブ取引を行っております。

②　リスクヘッジ

当行自身の固定金利資産等の運用及び調達に伴う各種のリスクを回避する目的でデリバティブ取引を行っております。

③　トレーディング

短期的な売買差益の獲得を目的とするトレーディング取引については、厳格な管理体制のもとに取り組んでおります。

(3)　取り組み方針

当行では、取り組み方針、ポジション枠、損失限度等を定期的に常務会で定めております。

お取引先ニーズへの対応を目的とするデリバティブ取引については、商品内容についてお取引先の理解を得て取り組んでおります。当行自身のリスクヘッジを目的として取り組むものについては、資産・負債の総合管理（ＡＬＭ）の観点から、各種のリスクを回避するために利用しております。また、トレーディング取引については、ポジション枠、損失限度額に加え、ロスカットルールを制定して取り組んでおります。

なお、一部取引についてはヘッジ会計を採用し、日本公認会計士協会「金融商品会計に関する実務指針」に準拠して制定しているヘッジ取引運用基準に基づいて取り組んでおります。ヘッジ取引運用基準においては、ヘッジ取引の基本方針、管理すべきリスクの内容、ヘッジの種類等を定めております。

(4)　リスクの内容とリスク管理体制

デリバティブ取引には金利、為替、価格などの変動により損失が発生する市場リスク、取引の相手方の契約不履行により損害を被る信用リスク等、他の市場性取引と同様のリスクがあります。

当行では、これらのリスクの厳格な管理のために、市場部門の組織は取引の約定を行うフロント・オフィスと勘定処理の事務を行うバック・オフィスを分離するとともに、取引担当部署から独立したリスク管理部署（ミドル・オフィス）を総合企画部に設置し、相互牽制が有効に機能する体制としております。リスク管理部署では、主要な取引のポジションや損益，ＶａＲ(バリュー・アット・リスク)等のリスク量について、日次で経営陣へ報告しております。また、信用リスクについても、取引の相手方の信用度に応じて取引限度額を設定し、その遵守状況を管理担当部署が定例的にチェックしております。

なお、国際決済銀行（ＢＩＳ）の基準による当行のデリバティブ取引の信用リスク相当額は101億円（カレント・エクスポージャー方式）となっております。

(5)　定量的情報に関する補足説明

次ページ以降に記載しておりますデリバティブ取引に係る『契約額等』は、名目上の契約額または計算上想定している元本であり、その金額自体がデリバティブ取引のリスク額を意味するものではありません。

2．取引の時価等に関する事項

(1) 金利関連取引（平成13年3月31日現在）

（金額単位　百万円）

区分	種類		契約額等	うち1年超	時価	評価損益
取引所	金利先物	売建	—	—	—	—
		買建	—	—	—	—
	金利オプション	売建	—	—	—	—
		買建	—	—	—	—
店頭	金利先渡契約	売建	—	—	—	—
		買建	—	—	—	—
	金利スワップ	受取固定・支払変動	27,716	24,080	692	692
		受取変動・支払固定	27,323	23,687	△ 401	△ 401
		受取変動・支払変動	—	—	—	—
	金利オプション	売建	—	—	—	—
		買建	—	—	—	—
	その他	売建	96,043	86,043	△ 73	1,306
		買建	96,266	86,266	72	△ 1,053
合計					289	544

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引（平成13年3月31日現在）

（金額単位　百万円）

区分	種類		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ		19,477	9,936	14	14
	為替予約	売建	—	—	—	—
		買建	—	—	—	—
	通貨オプション	売建	—	—	—	—
		買建	—	—	—	—
	その他	売建	—	—	—	—
		買建	—	—	—	—
合計					14	14

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。

2．時価の算定
割引現在価値等により算定しております。

3．「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。
期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

種類	契約額等	時価	評価損益
通貨スワップ	68,828	1,278	1,278

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類		契約額等
取引所	通貨先物	売建	—
		買建	—
	通貨オプション	売建	—
		買建	—
店頭	為替予約	売建	24,829
		買建	25,951
	通貨オプション	売建	7,085
		買建	7,085
	その他	売建	—
		買建	—

(3) 株式関連取引（平成13年3月31日現在）

（金額単位　百万円）

区分	種類		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物	売建	—	—	—	—
		買建	—	—	—	—
	株式指数ｵﾌﾟｼｮﾝ	売建	—	—	—	—
		買建	—	—	—	—
店頭	有価証券店頭オプション	売建	2,250	—	113	△　39
		買建	1,387	—	10	0
	その他	売建	—	—	—	—
		買建	—	—	—	—
合計					124	△　38

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

(4) 債券関連取引（平成13年3月31日現在）

該当ありません。

(5) 商品関連取引（平成13年3月31日現在）

該当ありません。

(6) クレジットデリバティブ取引（平成13年3月31日現在）

該当ありません。

Ⅱ　当連結会計年度(平成13年4月1日から平成14年3月31日まで)

1．取引の状況に関する事項

(1)　取引の内容

当行では、次のようなデリバティブ取引を行っています。

金利関連	金利先物取引、金利スワップ取引、金利オプション取引、金利キャップ取引、金利フロアー取引
通貨関連	通貨スワップ取引、通貨先物取引、通貨オプション取引、先物為替予約取引
有価証券関連	債券先物取引、債券先物オプション取引、債券店頭オプション取引、株価指数先物取引、株価指数オプション取引、個別株オプション取引

(2)　利用目的

①　お取引先ニーズへの対応

金利や為替リスクを回避したいというお取引先のリスクヘッジニーズにお応えするためにデリバティブ取引を行っております。

②　リスクヘッジ

当行自身の固定金利資産等の運用及び調達に伴う各種のリスクを回避する目的でデリバティブ取引を行っております。

③　トレーディング

短期的な売買差益の獲得を目的とするトレーディング取引については、厳格な管理体制のもとに取り組んでおります。

(3)　取り組み方針

当行では、取り組み方針、ポジション枠、損失限度等を定期的に常務会で定めております。

お取引先ニーズへの対応を目的とするデリバティブ取引については、商品内容についてお取引先の理解を得て取り組んでおります。当行自身のリスクヘッジを目的として取り組むものについては、資産・負債の総合管理（ＡＬＭ）の観点から、各種のリスクを回避するために利用しております。また、トレーディング取引については、ポジション枠、損失限度額に加え、ロスカットルールを制定して取り組んでおります。

なお、一部取引についてはヘッジ会計を採用し、日本公認会計士協会「金融商品会計に関する実務指針」に準拠して制定しているヘッジ取引運用基準に基づいて取り組んでおります。ヘッジ取引運用基準においては、ヘッジ取引の基本方針、管理すべきリスクの内容、ヘッジの種類等を定めております。

(4)　リスクの内容とリスク管理体制

デリバティブ取引には金利、為替、価格などの変動により損失が発生する市場リスク、取引の相手方の契約不履行により損害を被る信用リスク等、他の市場性取引と同様のリスクがあります。

当行では、これらのリスクの厳格な管理のために、市場部門の組織は取引の約定を行うフロント・オフィスと勘定処理の事務を行うバック・オフィスを分離するとともに、取引担当部署から独立したリスク管理部署（ミドル・オフィス）を総合企画部に設置し、相互牽制が有効に機能する体制としております。リスク管理部署では、主要な取引のポジションや損益，ＶａＲ(バリュー・アット・リスク)等のリスク量について、日次で経営陣へ報告しております。また、信用リスクについても、取引の相手方の信用度に応じて取引限度額を設定し、その遵守状況を管理担当部署が定例的にチェックしております。

なお、国際決済銀行（ＢＩＳ）の基準による当行のデリバティブ取引の信用リスク相当額は101億円（カレント・エクスポージャー方式）となっております。

(5)　定量的情報に関する補足説明

次ページ以降に記載しておりますデリバティブ取引に係る『契約額等』は、名目上の契約額または計算上想定している元本であり、その金額自体がデリバティブ取引のリスク額を意味するものではありません。

2．取引の時価等に関する事項

(1) 金利関連取引（平成14年3月31日現在）

（金額単位　百万円）

区分	種類		契約額等	うち１年超	時価	評価損益
取引所	金利先物	売建	—	—	—	—
		買建	—	—	—	—
	金利オプション	売建	—	—	—	—
		買建	—	—	—	—
店頭	金利先渡契約	売建	—	—	—	—
		買建	—	—	—	—
	金利スワップ	受取固定・支払変動	7,967	7,792	216	216
		受取変動・支払固定	7,779	7,604	△　159	△　159
		受取変動・支払変動	—	—	—	—
	金利オプション	売建	—	—	—	—
		買建	—	—	—	—
	その他	売建	17,061	14,561	△　16	328
		買建	17,214	13,314	14	△　231
合計					55	153

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引（平成14年3月31日現在）

（金額単位　百万円）

区分	種類		契約額等	うち１年超	時価	評価損益
店頭	通貨スワップ		38,837	37,682	32	32
	為替予約	売建	—	—	—	—
		買建	—	—	—	—
	通貨オプション	売建	—	—	—	—
		買建	—	—	—	—
	その他	売建	—	—	—	—
		買建	—	—	—	—
合計					32	32

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。

2．時価の算定

割引現在価値等により算定しております。

3．「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。

期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

種類	契約額等	時価	評価損益
通貨スワップ	35,766	△　393	△　393

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類		契約額等
取引所	通貨先物	売建	—
		買建	—
	通貨オプション	売建	—
		買建	—
店頭	為替予約	売建	21,281
		買建	35,357
	通貨オプション	売建	19,292
		買建	19,292
	その他	売建	—
		買建	—

(3) 株式関連取引（平成14年3月31日現在）

該当ありません。

(4) 債券関連取引（平成14年3月31日現在）

該当ありません。

(5) 商品関連取引（平成14年3月31日現在）

該当ありません。

(6) クレジットデリバティブ取引（平成14年3月31日現在）

該当ありません。

（退職給付関係）

1．採用している退職給付制度の概要

当行では、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。

平成12年3月31日公布の厚生年金保険法改正に基づき、厚生年金基金代行部分について、給付水準の5%適正化、標準報酬等級の上下限の改定の規約改正を行っております。

また、支給開始年齢の引き下げについては、規約改正の方針を決定しております。

さらに厚生年金基金加算部分につきましては、平成13年4月1日付にて制度改正を実施し、給付設計を変更しております。

国内の連結子会社では、退職一時金制度を設けております。

2．退職給付債務に関する事項

（金額単位　百万円）

区　分		前連結会計年度（平成13年3月31日現在）	当連結会計年度（平成14年3月31日現在）
退職給付債務	(A)	△ 70,296	△ 73,314
年金資産	(B)	36,559	36,558
未積立退職給付債務	(C)=(A)+(B)	△ 33,737	△ 36,756
会計基準変更時差異の未処理額	(D)	17,641	16,381
未認識数理計算上の差異	(E)	3,192	10,606
未認識過去勤務債務	(F)	—	△ 2,939
連結貸借対照表計上額純額	(G)=(C)+(D)+(E)+(F)	△ 12,903	△ 12,707
前払年金費用	(H)	—	—
退職給付引当金	(G)-(H)	△ 12,903	△ 12,707

（注）1. 厚生年金基金の代行部分を含めて記載しております。

2. 臨時に支払う割増退職金は含めておりません。

3. 連結子会社は、退職給付債務の算定に当たり、簡便法を採用しております。

3．退職給付費用に関する事項

（金額単位　百万円）

区　分	前連結会計年度（平成13年3月31日現在）	当連結会計年度（平成14年3月31日現在）
勤務費用	1,956	1,611
利息費用	2,418	2,340
期待運用収益	△ 1,310	△ 1,278
過去勤務債務の費用処理額	—	△ 326
数理計算上の差異の費用処理額	—	319
会計基準変更時差異の費用処理額	1,260	1,260
その他（臨時に支払った割増退職金等）	828	553
退職給付費用	5,153	4,479

（注）簡便法を採用している連結子会社の退職給付費用は、一括して「勤務費用」に含めて計上しております。

4．退職給付債務等の計算の基礎に関する事項

区　　分	前連結会計年度 (平成13年3月31日)	当連結会計年度 (平成14年3月31日)
(1) 割引率	3.5%	3.0%
(2) 期待運用収益率	3.5%	3.0%
(3) 退職給付見込額の期間配分方法	期間定額基準	同　　左
(4) 過去勤務債務の額の処理年数	10年（発生時の従業員の平均残存勤務期間内の一定の年数による定額法による）	10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法による）
(5) 数理計算上の差異の処理年数	10年（発生時の従業員の平均残存勤務期間内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）	10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から費用処理することとしている）
(6) 会計基準変更時差異の処理年数	15年	同　　左

（税効果会計関係）

前連結会計年度 自　平成12年4月　1日 至　平成13年3月31日	当連結会計年度 自　平成13年4月　1日 至　平成14年3月31日
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金　80,029百万円 減価償却超過額　2,931百万円 退職給付引当金　3,798百万円 その他　6,470百万円 繰越欠損金　7,771百万円 繰延税金資産小計　101,001百万円 評価性引当額　23,412百万円 繰延税金資産合計　77,589百万円 繰延税金負債　124百万円 繰延税金資産の純額　77,464百万円 2．連結財務諸表提出会社の法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳 法定実効税率　41.47% （調整） 評価性引当額の増減　△496.54% 交際費等永久に損金に算入されない項目　14.62% 受取配当金等永久に益金に算入されない項目　△　68.97% 税率変更による期末繰延税金資産の減額修正　29.36% 住民税均等割額による差異　9.12% 税効果会計適用後の法人税等の負担率　△470.92%	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金　117,326百万円 減価償却超過額　2,691百万円 退職給付引当金　5,296百万円 その他有価証券評価差額金　5,737百万円 その他　41,062百万円 繰越欠損金　19百万円 繰延税金資産小計　172,134百万円 評価性引当額　67,922百万円 繰延税金資産合計　104,211百万円 繰延税金負債　115百万円 繰延税金資産の純額　104,096百万円

前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
3．当行において、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年大阪府条例第131号）が平成12年6月9日に交付されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当連結会計年度より前連結会計年度の41.46%から41.31%に変更しております。この変更により、繰延税金資産の金額は279百万円減少し、当連結会計期間に計上された法人税等調整額の金額は同額増額しております。また、再評価にかかる繰延税金負債の金額は86百万円減少し、再評価差額金の金額は同額増加しております。	

【事業の種類別セグメント情報】

前連結会計年度（自 平成12年4月1日　至 平成13年3月31日）

（金額単位　百万円）

	銀行業務	リース業務	その他の業務	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	143,764	24,224	1,824	169,813	—	169,813
(2) セグメント間の内部経常収益	2,073	401	3,855	6,330	6,330	—
計	145,837	24,626	5,679	176,143	6,330	169,813
経常費用	135,414	23,846	5,944	165,206	5,528	159,677
経常利益（△は経常損失）	10,422	779	△264	10,937	801	10,135
Ⅱ資産，減価償却費及び資本的支出						
資産	6,060,089	53,281	61,258	6,174,629	146,225	6,028,403
減価償却費	3,853	15,036	306	19,196	—	19,196
資本的支出	9,271	12,975	70	22,317	—	22,317

当連結会計年度（自 平成13年4月1日　至 平成14年3月31日）

（金額単位　百万円）

	銀行業務	リース業務	その他の業務	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	130,942	21,645	1,577	154,165	—	154,165
(2) セグメント間の内部経常収益	1,788	515	3,862	6,166	6,166	—
計	132,730	22,161	5,440	160,331	6,166	154,165
経常費用	288,636	20,848	5,531	315,015	5,579	309,436
経常利益（△は経常損失）	△155,906	1,313	△90	△154,683	586	△155,270
Ⅱ資産，減価償却費及び資本的支出						
資産	5,977,188	54,620	53,182	6,084,991	143,910	5,941,080
減価償却費	3,818	13,469	273	17,561	—	17,561
資本的支出	4,830	14,978	121	19,931	—	19,931

（注）1．事業の種類は、連結会社の事業の種類により、銀行業務、リース業務、その他の業務に区分しております。その主な内容は、「第1　金融の概況　3．事業の内容」に記載しております。
2．一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

【所在地別セグメント情報】

全セグメントの経常収益の合計及び全セグメントの資産の金額の合計額に占める本邦の割合が90%を超えているため、所在地別セグメント情報の記載を省略しております。

【国際業務経常収益】

一般企業の海外売上高に代えた国際業務経常収益が連結経常収益の10%未満のため、国際業務経常収益の記載を省略しております。

(関連当事者との取引)

関連当事者との取引について記載すべき重要なものはありません。

(1株当たり情報)

区分	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日
連結ベースの1株当たり純資産額	306.81円	105.95円
連結ベースの1株当たり当期純利益 (△は1株当たり当期純損失)	6.64円	△ 185.21円
連結ベースの潜在株式調整後1株当たり当期純利益	―円	―円

(注) 1. 連結ベースの1株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

2. 連結ベースの1株当たり当期純利益(又は当期純損失)は、連結当期純利益(又は連結当期純損失)から当期の優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

3. 連結ベースの潜在株式調整後1株当たり当期純利益金額については、潜在株式がないので記載しておりません。

(重要な後発事象)

該当ありません。

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高	当期末残高	利率(%)	担保	償還期限
※1	連結子会社 劣後保証付 永久劣後債	平成7年9月 〜 平成9年9月	31,500百万円	29,500百万円 [　—　]	1.19750 〜 2.20750	なし	永久
※1	連結子会社 劣後保証付 期限付劣後債	平成7年9月 〜 平成9年9月	5,600百万円	5,500百万円 [　—　]	0.59750 〜 3.25000	なし	平成17年9月 〜 平成19年9月
合計	—	—	37,100百万円	35,000百万円 [　—　]	—	—	—

(注) 1．※1は、海外連結子会社 Hokuriku International Cayman Limitedの発行した劣後保証付債券をまとめて記載しております。

2．「当期末残高」欄の［　］書きは、1年以内に償還が予定されている金額であります。

3．連結決算日後5年内における償還予定額は以下のとおりであります。

(金額単位　百万円)

1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
—	—	—	1,500	—

【借入金等明細表】

(金額単位　百万円)

区分	前期末残高	当期末残高	平均利率	返済期限
借用金	91,161	73,729	2.36%	—
再割引手形	—	—	—	—
借入金	91,161	73,729	2.36%	平成14年6月から 平成20年2月まで

(注) 1．「平均利率」は、期末日現在の「利率」及び「当期末残高」により算出（加重平均）しております。

2．借入金の返済期限には、平成10年3月に導入した公的資金（永久劣後借入金200億円）分を含んでおりません。

3．借入金の連結決算日後5年以内における返済額は次のとおりであります。

(金額単位　百万円)

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金	21,097	1,595	1,249	5,826	23,560

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

（参考）なお、営業活動として資金調達を行うコマーシャル・ペーパーの発行はありません。

(2)【その他】

該当ありません。

監査報告書

平成１３年６月２８日

株式会社北陸銀行
　取締役頭取　犬島　伸一郎　殿

監査法人 太田昭和センチュリー

代表社員 関与社員　公認会計士　内山俊彦

代表社員 関与社員　公認会計士　山本和夫

代表社員 関与社員　公認会計士　大村啓三

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成12年4月1日から平成13年3月31日までの第94期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。
この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。
よって、当監査法人は、上記の財務諸表が株式会社北陸銀行の平成13年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

監　査　報　告　書

平成14年6月27日

株式会社　北　陸　銀　行
　取締役頭取　髙　木　繁　雄　殿

新日本監査法人

代表社員
関与社員　公認会計士　内山俊彦

代表社員
関与社員　公認会計士　山本和夫

代表社員
関与社員　公認会計士　大村啓三

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社北陸銀行の平成13年4月1日から平成14年3月31日までの第95期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社北陸銀行の平成14年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により財務諸表を作成している。

以　上

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

（資産の部）

（金額単位　百万円）

科目	年度別	前事業年度（平成13年3月31日）金額	構成比	当事業年度（平成14年3月31日）金額	構成比
			%		%
現金預け金		150,155	2.48	399,877	6.69
現金		54,140		89,623	
預け金		96,014		310,253	
コールローン		241,800	3.99	51,000	0.85
買入金銭債権	※10	16,131	0.27	8,529	0.14
特定取引資産	※2	7,152	0.12	6,281	0.11
商品有価証券		6,116		5,665	
特定金融派生商品		1,036		616	
金銭の信託		18,997	0.31	4,599	0.08
有価証券	※1,2,10	862,019	14.22	813,071	13.60
国債		217,049		242,022	
地方債		59,909		84,272	
社債		182,459		208,089	
株式		284,162		190,200	
自己株式	※3	0		—	
その他の証券		118,439		88,487	
貸出金	※4,5,6,7,9,10,11	4,445,404	73.36	4,411,792	73.81
割引手形	※8	196,979		170,384	
手形貸付		1,058,413		961,781	
証書貸付		2,497,899		2,506,863	
当座貸越		692,112		772,763	
外国為替		12,999	0.21	14,086	0.24
外国他店預け		968		3,087	
買入外国為替		4,366		3,305	
取立外国為替		7,664		7,694	
その他資産		33,494	0.55	32,276	0.54
前払費用		306		281	
未収収益		7,813		8,922	
未収金		2,336		1,674	
金融派生商品		271		818	
繰延ヘッジ損失		6,352		6,128	
その他の資産		16,415		14,450	
動産不動産	※10,12,13,14	129,178	2.13	124,571	2.08
土地建物動産		124,930		120,530	
建設仮払金		6		5	
保証金権利金		4,242		4,036	
繰延税金資産		76,866	1.27	103,462	1.73
支払承諾見返		177,866	2.94	164,528	2.75
貸倒引当金		△　111,976	△1.85	△　156,888	△2.62
資産の部合計		6,060,089	100.00	5,977,188	100.00

（負債及び資本の部）

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成13年3月31日） 金額	構成比	当事業年度（平成14年3月31日） 金額	構成比
		%		%
預金 ※10	5,263,201	86.85	5,240,679	87.68
当座預金	320,398		391,675	
普通預金	1,053,942		1,616,915	
貯蓄預金	57,895		48,123	
通知預金	110,113		76,748	
定期預金	3,461,809		2,870,800	
定期積金	59,903		55,094	
その他の預金	199,138		181,322	
譲渡性預金	129,308	2.13	22,169	0.37
コールマネー ※10	—		50,000	0.84
売渡手形 ※10	—		150,300	2.51
特定取引負債	734	0.01	527	0.01
特定金融派生商品	734		527	
借用金 ※10	107,241	1.77	92,097	1.54
借入金 ※15	107,241		92,097	
外国為替	214	0.00	94	0.00
外国他店預り	0		0	
外国他店借	72		0	
売渡外国為替	80		82	
未払外国為替	61		10	
その他負債 ※10	58,051	0.96	36,269	0.61
未決済為替借	69		66	
未払法人税等	251		136	
未払費用	11,880		10,615	
前受収益	4,820		4,121	
従業員預り金	6,896		—	
給付補てん備金	83		61	
未払金	11,394		2,636	
金融派生商品	6,741		6,926	
繰延ヘッジ利益	62		19	
その他の負債 ※2	15,851		11,683	
退職給付引当金	12,790	0.21	12,591	0.21
債権売却損失引当金	2,349	0.04	6,006	0.10
その他の偶発損失引当金	2	0.00	—	—
再評価に係る繰延税金負債 ※12	23,693	0.39	22,609	0.38
支払承諾	177,866	2.94	164,528	2.75
〔負債の部合計〕	5,775,454	95.30	5,797,872	97.00
資本金 ※16	120,842	1.99	140,409	2.35
資本準備金	95,778	1.58	115,345	1.93
利益準備金 ※17	15,678	0.26	15,794	0.26
再評価差額金 ※12	33,661	0.56	32,055	0.54
その他の剰余金（△は欠損金） ※18	18,672	0.31	△ 116,141	△1.94
当期未処分利益（△は当期未処理損失）	18,672		△ 116,141	
その他有価証券評価差額金	—	—	△ 8,135	△0.14
自己株式	—	—	△ 12	△0.00
〔資本の部合計〕	284,634	4.70	179,315	3.00
負債及び資本の部合計	6,060,089	100.00	5,977,188	100.00

②【損益計算書】

（金額単位　百万円）

科目＼年度別	前事業年度 自 平成12年4月 1日 至 平成13年3月31日 金額	百分比(%)	当事業年度 自 平成13年4月 1日 至 平成14年3月31日 金額	百分比(%)
経常収益	145,837	100.00	132,730	100.00
資金運用収益	116,413		108,240	
貸出金利息	98,334		92,148	
有価証券利息配当金	13,005		13,514	
コールローン利息	400		77	
買入手形利息	4		0	
預け金利息	1,720		492	
金利スワップ受入利息	293		82	
その他の受入利息	2,655		1,924	
役務取引等収益	12,690		12,995	
受入為替手数料	7,145		7,091	
その他の役務収益	5,545		5,903	
特定取引収益	435		222	
商品有価証券収益	—		165	
特定金融派生商品収益	435		57	
その他業務収益	3,679		2,293	
外国為替売買益	1,052		838	
国債等債券売却益	2,428		1,405	
金融派生商品収益	—		38	
その他の業務収益	197		11	
その他経常収益	12,618		8,978	
株式等売却益	3,786		2,727	
金銭の信託運用益	—		242	
その他の経常収益	8,831		6,009	
経常費用	135,414	92.85	288,636	217.46
資金調達費用	25,491		17,205	
預金利息	20,316		12,548	
譲渡性預金利息	36		130	
コールマネー利息	19		3	
売渡手形利息	0		10	
借用金利息	2,684		2,058	
転換社債利息	21		—	
金利スワップ支払利息	2,307		2,371	
その他の支払利息	104		82	
役務取引等費用	3,412		3,394	
支払為替手数料	1,223		1,222	
その他の役務費用	2,188		2,172	
特定取引費用	27		—	
商品有価証券費用	27		—	
その他業務費用	710		2,058	
国債等債券売却損	673		276	
国債等債券償却	—		1,781	
その他の業務費用	37		—	

（金額単位　百万円）

科目＼年度別	前事業年度 自 平成12年4月 1日 至 平成13年3月31日		当事業年度 自 平成13年4月 1日 至 平成14年3月31日	
	金額	百分比(%)	金額	百分比(%)
営業経費	62,747		58,938	
その他経常費用	43,025		207,039	
貸倒引当金繰入額	13,667		81,913	
貸出金償却	19,922		32,175	
株式等売却損	509		1,428	
株式等償却	3,485		84,320	
金銭の信託運用損	612		79	
その他の経常費用	4,827		7,120	
経常利益（△は経常損失）	10,422	7.15	△ 155,906	△117.46
特別利益	330	0.23	274	0.20
動産不動産処分益	174		218	
償却債権取立益	156		55	
金融先物取引責任準備金取崩額	0		―	
特別損失	9,152	6.28	1,877	1.41
動産不動産処分損	765		1,877	
その他の特別損失	8,386		―	
税引前当期純利益（△は税引前当期純損失）	1,600	1.10	△ 157,509	△118.67
法人税、住民税及び事業税	78	0.05	160	0.12
法人税等調整額	△ 4,211	△2.88	△ 21,970	△ 16.55
当期純利益（△は当期純損失）	5,734	3.93	△ 135,699	△102.24
前期繰越利益	12,574		17,979	
再評価差額金取崩額	1,057		1,578	
中間配当額	577		―	
中間配当に伴う利益準備金積立額	115		―	
当期未処分利益（△は当期未処理損失）	18,672		△ 116,141	

③【利益処分計算書及び損失処理計算書】

（金額単位　百万円）

科目＼年度別	前事業年度（株主総会承認日平成13年6月28日）金額		科目＼年度別	当事業年度（株主総会承認日平成14年6月27日）金額
当期未処分利益		18,672	当期未処理損失	116,141
利益処分額		693	損失処理額	116,141
利益準備金		115	利益準備金取崩額	15,794
第一回第1種優先株式配当金	（1株につき3円85銭）	577	資本準備金取崩額	100,346
次期繰越利益		17,979	次期繰越利益	—

重要な会計方針

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
1．特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。	同　左
2．有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法により行っております。 (2) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、時価法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては、移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (2)　同　左
3．デリバティブ取引の評価基準及び評価方法	デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。	同　左
4．固定資産の減価償却の方法	(1) 動産不動産 動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。	(1) 動産不動産 動産については定率法、不動産については定額法を採用しております。 なお、主な耐用年数は次のとおりであります。

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	建物：15年～39年 動産： 5年～ 6年	建物：15年～39年 動産： 5年～ 6年
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間（6年）に基づく定額法により償却しております。
5．繰延資産の処理方法	新株発行費は、商法第286条の4に基づき資産計上のうえ、3年間で均等償却を行っております。	同　　左
6．外貨建て資産及び負債の本邦通貨への換算基準	外貨建の資産・負債については、決算日の為替相場による円換算額を付しております。 ただし、①外国法人に対する出資（ただし、外貨にて調達したものを除く）、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。	外貨建資産・負債については、取得時の為替相場による円換算額を付す子会社株式を除き、主として決算日の為替相場による円換算額を付しております。
7．引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類毎に分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下「実質破綻先」という。）の債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、一定の種類毎に分類し、過去の一定期間における貸倒実績から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業関連部署が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は170,988百万円であります。	査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は192,000百万円であります。
	(2) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異:発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により、翌期から損益処理 なお、会計基準変更時差異(18,860百万円)については、15年による按分額を費用処理しております。	(2) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務:その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異:各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額を、それぞれ発生の翌期から損益処理 なお、会計基準変更時差異(18,860百万円)については、15年による按分額を費用処理しております
	(3) 債権売却損失引当金 (株)共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(3) 債権売却損失引当金 同 左
	(4) その他の偶発損失引当金 取引先との先物為替予約取引等において発生の可能性が高い将来の偶発損失に対して合理的に見積もられた金額を計上しております。	―――――
8. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同 左
9. ヘッジ会計の方法	ヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を適用しているほか、一部の資産・負債について、ヘッジ対象とヘッジ手段を直接対応させる「個人ヘッジ」を適用しております。 マクロヘッジは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査	同 左

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理方法であり、繰延ヘッジによる会計処理を行っております。 また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 個別ヘッジは、繰延ヘッジによる会計処理あるいは金利スワップの特例処理を行っております。	
10. 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。 ただし、動産不動産に係る控除対象外消費税等は当期の費用に計上しております。	同　　左

追加情報

<table>
<tr><th>前事業年度
自 平成12年4月 1日
至 平成13年3月31日</th><th>当事業年度
自 平成13年4月 1日
至 平成14年3月31日</th></tr>
<tr><td>(退職給付会計)
当事業年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は231百万円、税引前当期純利益は231百万円減少しております。
なお、退職給与引当金は、退職給付引当金に含めて表示しております。</td><td>――――――</td></tr>
<tr><td>(金融商品会計)
1. 当事業年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は628百万円、税引前当期純利益は628百万円減少しております。
2. 金融商品に係る会計基準の適用に伴う財務諸表等規則及び銀行法施行規則の改正により、貸借対照表の表示科目が改定されましたが、その内容は次のとおりであります。
(1) 現先取引については、従来、売買処理しておりましたが、「買現先勘定」及び「売現先勘定」に資金取引として処理することとなりましたが、当事業年度末は該当ありません。
3. 使用貸借または賃貸借契約により貸付けている有価証券は、従来貸付有価証券に計上しておりましたが、当事業年度よりその種類ごとに国債、地方債等に計上することになりました。当事業年度末における使用貸借または賃貸借契約により貸付けている有価証券はありません。

4. 当事業年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。また、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」中の信託受益権が含まれております。

貸借対照表計上額　770,018百万円
時価　715,798百万円
差額　△　54,220百万円
評価差額金相当額　△　31,822百万円
繰延税金資産相当額　22,398百万円</td><td>(金融商品会計)
金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当事業年度から次のとおり処理しております。
・その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。</td></tr>
</table>

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
(外貨建取引等会計基準) 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。	(外貨建取引等会計基準) 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当事業年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 異なる通貨での資金調達・運用を動機とし、契約締結時における元本相当額の支払額又は受取額と通貨スワップ契約満了時における元本相当額の受取額又は支払額が同額で、かつ、元本部分と金利部分に適用されるスワップレートが合理的なレートである直先フラット型の通貨スワップ取引(利息相当額の支払日ごとにその時点の実勢為替相場を反映して一方の通貨の元本相当額を更改し、かつ、各利払期間ごとに直先フラットである通貨スワップ取引を含む)については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、交換利息相当額はその期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益または未払費用を計上しております。

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	(貸借対照表関係) 自己株式は、従来、株式に含めて計上しておりましたが、財務諸表等規則および銀行法施行規則が改正されたことに伴い、当期から資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この方法により、従来の方法によった場合に比べ、資産の部は12百万円、資本の部は12百万円それぞれ減少しております。
(外形標準課税関係) 利益に関連する金額を課税標準とする事業税以外の事業税は、その他の経常費用として計上しております。なお、東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号) が平成12年4月1日に施行されたことに伴い、当期より、その他の経常費用に163百万円計上しております。	(外形標準課税関係) 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下都条例) が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金163百万円及び損害賠償金100百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、東京都にかかる事業税については、前期が163百万円、当期が133百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は 575百万円減少いたしました。また、「再評価に係る繰延税金負債」は125百万円減少し、「再評価差額金」は 125百万円増加し、「評価差額金」は31百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下府条例) が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
	平成14年4月4日に、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。 このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。上記条例施行に伴い、大阪府にかかる事業税については、８５百万円をその他の経常費用に計上しており、所得が課税標準である場合に比べ経常利益は同額減少しております。また、当該事業税は税効果会計の計算に含められる税金ではないため、所得が課税標準である場合に比べ、「繰延税金資産」は３７５百万円減少いたしました。また、「再評価に係る繰延税金負債」は８１百万円減少し、「再評価差額金」は８１百万円増加し、「評価差額金」は２０百万円減少しております。 なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下改正府条例）が施行されたことにより、府条例による課税標準等の特例が平成14年4月1日以降開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注記事項

（貸借対照表関係）

前事業年度 （平成13年3月31日）	当事業年度 （平成14年3月31日）
※1．子会社の株式総額　371百万円 なお、本項の子会社は、銀行法第2条第8項に規定する子会社であります。	※1．子会社の株式総額　371百万円 なお、本項の子会社は、銀行法第2条第8項に規定する子会社であります。
※2．消費貸借契約により貸し付けている有価証券が、国債に5,213百万円含まれております。	※2．消費貸借契約（債券貸借取引および現金担保付債券貸借取引）により貸し付けている有価証券は該当ありません。また、使用貸借又は賃貸借契約により貸し付けている有価証券も該当ありません。
※3．自己株式のうち、商法第210条ノ2第2項第3号に定める自己株式はありません。	――――――
※4．貸出金のうち、破綻先債権額は32,601百万円、延滞債権額は265,910百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 なお、当期から資産の自己査定に基づき貸出金の未収利息を収益不計上としたため、延滞債権額には従来採用していた税法基準によれば、3カ月以上延滞債権となるもの30,959百万円、貸出条件緩和債権となるもの98,292百万円、延滞債権に該当しなくなるもの62,341百万円が含まれております。	※4．貸出金のうち、破綻先債権額は107,131百万円、延滞債権額は227,301百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※5．貸出金のうち、3カ月以上延滞債権額は2,531百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※5．貸出金のうち、3カ月以上延滞債権額は2,631百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が、約定支払日の翌日から3カ月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※6．貸出金のうち、貸出条件緩和債権額は103,852百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※6．貸出金のうち、貸出条件緩和債権額は80,017百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

前事業年度 (平成13年3月31日)	当事業年度 (平成14年3月31日)
※7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は404,896百万円であります。 なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。	※7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は417,081百万円であります。 なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。
※8．手形割引により取得した商業手形の額面金額は、196,979百万円であります。	※8．手形割引により取得した商業手形の額面金額は、170,384百万円であります。
―――――――	※9．ローン・パーティシペーションで、平成7年6月1日付日本公認会計士協会会計制度委員会報告第3号に基づいて、原債務者に対する貸出金として会計処理した参加元本金額のうち、貸借対照表計上額は、10,000百万円であります。
※10．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券 118,415百万円 貸出金 12,490百万円 担保資産に対応する債務 預　金 39,467百万円 現金担保付債券貸借取引 5,213百万円 コールマネー ―百万円 借用金 ―百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券56,530百万円、その他資産7百万円を差し入れております。	※10．担保に供している資産は次のとおりであります。 担保に供している資産 有価証券 304,369百万円 貸出金 1,150百万円 コマーシャルペーパー 1,000百万円 担保資産に対応する債務 預　金 38,216百万円 コールマネー 50,000百万円 売渡手形 150,300百万円 上記のほか、為替決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券76,154百万円、その他資産8百万円を差し入れております。 なお、動産不動産のうち保証金権利金は3,036百万円であります。
※11．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,080,567百万円であります。このうち原契約期間が1年以内のものが1,078,932百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※11．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、1,079,041百万円であります。このうち原契約期間が1年以内のものが1,078,282百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前事業年度 (平成13年3月31日)	当事業年度 (平成14年3月31日)
※12. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第4号に定める算定方式に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額(路線価)を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 22,594百万円	※12. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第4号に定める算定方式に基づき、地価税法に規定する地価税の課税価格の計算基礎となる土地の価額(路線価)を基準として時価を算出しております。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 27,391百万円
※13. 動産不動産の減価償却累計額 81,478百万円	※13. 動産不動産の減価償却累計額 77,126百万円
※14. 動産不動産の圧縮記帳額 5,154百万円 (当期圧縮記帳額 —百万円)	※14. 動産不動産の圧縮記帳額 4,217百万円 (当期圧縮記帳額 —百万円)
※15. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金107,100百万円が含まれております。	※15. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金92,000百万円が含まれております。
※16. 会社が発行する株式の総数 普通株式 1,700,000千株 第1種優先株式 200,000千株 第2種優先株式 50,000千株 第3種優先株式 50,000千株 発行済株式総数 普通株式 686,111千株 第一回第1種優先株式 150,000千株	※16. 会社が発行する株式の総数 普通株式 1,700,000千株 第1種優先株式 200,000千株 第2種優先株式 50,000千株 第3種優先株式 50,000千株 発行済株式総数 普通株式 987,146千株 第一回第1種優先株式 150,000千株
※17. 利益準備金による欠損てん補 欠損てん補に充当された金額 25,024百万円 欠損てん補を行った年月 平成10年6月	――――――
※18. その他の剰余金のうち、商法第290条第1項第6号に規定されている純資産額の該当はありません。	――――――

（リース取引関係）

前事業年度
自 平成12年4月1日
至 平成13年3月31日

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

	動産	その他	合計
取得価額相当額	2,269百万円	－百万円	2,269百万円
減価償却累計額相当額	667百万円	－百万円	667百万円
年度末残高相当額	1,061百万円	－百万円	1,601百万円

（注）取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。

・未経過リース料年度末残高相当額

１年内	１年超	合計
322百万円	1,279百万円	1,601百万円

（注）未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。

・支払リース料及び減価償却費相当額

支払リース料	324百万円
減価償却費相当額	324百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当事業年度
自 平成13年4月1日
至 平成14年3月31日

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

	動産	その他	合計
取得価額相当額	4,330百万円	－百万円	4,330百万円
減価償却累計額相当額	638百万円	－百万円	638百万円
年度末残高相当額	3,692百万円	－百万円	3,692百万円

（注）取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。

・未経過リース料年度末残高相当額

１年内	１年超	合計
565百万円	3,127百万円	3,692百万円

（注）未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。

・支払リース料及び減価償却費相当額

支払リース料	439百万円
減価償却費相当額	439百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの
該当ありません。

（税効果会計関係）

前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金 79,380百万円 減価償却超過額 2,931百万円 退職給付引当金 3,768百万円 その他 6,377百万円 繰越欠損金 7,604百万円 繰延税金資産小計 100,062百万円 評価性引当額 23,196百万円 繰延税金資産合計 76,866百万円 繰延税金負債 ―百万円 繰延税金資産の純額 76,866百万円 2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳 法定実効税率 41.47% （調整） 評価性引当額の増減 △290.44% 税率変更による期末繰延税金資産の減額修正 16.59% 受取配当金益金等永久に益金に算入されない項目 △ 38.75% 交際費等永久に損金に算入されない項目 8.02% その他 4.87% 税効果会計適用後の法人税等の負担率 △258.23% 3．「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年大阪府条例第131号）が平成12年6月9日に公布されたことから，繰延税金資産および繰延税金負債の計算に使用する法定実効税率を当期より前記の41.46%から41.31%に変更しております。 この変更により，繰延税金資産の金額は279百万円減少し，当期に計上された法人税等調整額の金額は同額増加しております。 また，再評価に係る繰延税金負債の金額は86百万円減少し，再評価差額金の金額は同額増加しております。	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金 116,644百万円 減価償却超過額 2,691百万円 退職給付引当金 5,255百万円 その他有価証券評価差額金 5,738百万円 その他 40,884百万円 繰越欠損金 ― 百万円 繰延税金資産小計 171,215百万円 評価性引当額 67,752百万円 繰延税金資産合計 103,462百万円 繰延税金負債 ― 百万円 繰延税金資産の純額 103,462百万円

（1株当たり情報）

	前事業年度 自 平成12年4月 1日 至 平成13年3月31日	当事業年度 自 平成13年4月 1日 至 平成14年3月31日
1株当たり純資産額	305.54円	105.68円
1株当たり当期純利益 （△は1株当たり当期純損失）	6.67円	△ 184.30円
潜在株式調整後1株当たり当期純利益	一 円	一 円

（注） 1．1株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数で除して算出しております。

2．1株当たり当期純利益（又は当期純損失）は、当期純利益（又は当期純損失）から当期の優先株式配当金総額を控除した金額を、期中平均発行済普通株式数で除して算出しております。

3．潜在株式調整後1株当たり当期純利益金額については、潜在株式がないので記載しておりません。

4．1株当たり情報の計算については、当期より自己株式数を控除して算出しております。

（重要な後発事象）

該当ありません。

④【附属明細表】

当事業年度（平成13年4月1日から平成14年3月31日まで）

【有形固定資産等明細表】

（金額単位　百万円）

資産の種類		前期末残高	当期増加額	当期減少額	当期末残高	当期末減価償却累計額又は償却累計額	当期償却額	差引当期末残高
有形固定資産	土地	85,281	63	2,780	82,564	—	—	82,564
	建物	81,565	257	428	81,394	50,430	1,207	30,964
	動産	39,561	2,136	8,000	33,697	26,696	2,245	7,001
	建設仮払金	6	52	53	5	—	—	5
	計	206,414	2,510	11,262	197,662	77,126	3,453	120,535
無形固定資産	電話施設利用権	239	—	0	238	202	7	36
	電話加入権	285	0	0	285	—	—	285
	計	524	0	0	523	202	7	321
その他		8,641	1,281	512	9,410	2,216	895	7,194

（注）１．土地、建物、動産の３つの項目は、貸借対照表科目では「土地建物動産」に計上しております。

２．「無形固定資産」および「その他」の項目は、貸借対照表科目では「保証金権利金」および「その他の資産」に計上しております。

３．「その他」には、ソフトウェア資産を含んでおります。

【資本金等明細表】

（金額単位　百万円）

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金		120,842	19,567	—	140,409
資本金のうち既発行株式	普通株式（注1,2）	(686,111千株) 83,342	(301,035千株) 19,567	(　—千株) —	(987,146千株) 102,909
	第一回第１種優先株式	(150,000千株) 37,500	(　—千株) —	(　—千株) —	(150,000千株) 37,500
	計	(836,111千株) 120,842	(301,035千株) 19,567	(　—千株) —	(1,137,146千株) 140,409
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金（注2）	95,778	19,567	—	115,345
	(その他の資本準備金)	—	—	—	—
	計	95,778	19,567	—	115,345
利益準備金及び任意積立金	(利益準備金)（注3）	15,678	115	—	15,794
	(任意積立金) 別途積立金	— —	— —	— —	— —
	計	15,678	115	—	15,794

（注）１．当期末における自己株式数は74,420株であります。

２．当期増加額は、第三者割当増資によるもの（普通株式301,035,000株、資本金19,567百万円、資本準備金19,567百万円）であります。

３．当期増加額は、前期決算の利益処分に伴う積立によるものであります。

【引当金明細表】

（金額単位　百万円）

区　　分	前期末残高	当期増加額	当期減少額		当期末残高
			目的使用	その他	
貸倒引当金	111,976	156,888	37,001	74,975	156,888
一般貸倒引当金	30,094	32,747	—	30,094	32,747
個別貸倒引当金	81,700	123,458	37,001	44,698	123,458
うち非居住者向け債権分	254	138	—	254	138
特定海外債権引当勘定	182	683	—	182	683
債権売却損失引当金	2,349	6,006	146	2,203	6,006
その他の偶発損失引当金	2	—	—	2	—
計	114,328	162,894	37,148	77,180	162,894

（注）当期減少額（その他）欄に記載の減少額はそれぞれ次の理由によるものであります。

一般貸倒引当金・・・・・・・洗替による取崩額

個別貸倒引当金・・・・・・・主として洗替による取崩額

うち非居住者向け債権分・・・主として洗替による取崩額

特定海外債権引当勘定・・・・洗替による取崩額

債権売却損失引当金・・・・・洗替による取崩額

その他の偶発損失引当金・・・洗替による取崩額

○ 未払法人税等

（金額単位　百万円）

区　　分	前期末残高	当期増加額	当期減少額		当期末残高
			目的使用	その他	
未払法人税等	251	125	239	—	136
未払法人税等	88	125	76	—	136
未払事業税	163	—	163	—	—

(2)【主な資産及び負債の内容】

当事業年度末（平成14年3月31日現在）の主な資産及び負債の内容は、次のとおりであります。

① 資産の部

預け金	日本銀行への預け金283,044百万円、他の銀行への預け金26,679百万円その他であります。
その他の証券	外国証券75,150百万円その他であります。
前払費用	消耗品費82百万円、借入金利息82百万円、印紙税34百万円その他であります。
未収収益	貸出金利息4,488百万円有価証券利息3,775百万円その他であります。
その他の資産	仮払金5,482百万円（不渡異議申立提供金等）、預託金4,778百万円その他であります。

② 負債の部

その他の預金	外貨預金119,159百万円、別段預金59,171百万円その他であります。
未払費用	預金利息8,928百万円その他であります。
前受収益	貸出金利息3,964百万円その他であります。
その他の負債	代理店借4,930百万円、ファクタリングに係る負債3,749百万円その他であります。

(3)【その他】

該当ありません

第６【提出会社の株式事務の概要】

決算期	3月31日
定時株主総会	6月中
株主名簿閉鎖の期間	――
基準日	3月31日
株券の種類 　　普通株式 　　優先株式	 1株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100株券未満の株式数を表示した株券 1,000株券、10,000株券、100,000株券
中間配当基準日	9月30日
１単元の株式数	1,000株
株式の名義書換え 　　取扱場所 　　代理人 　　取次所 　　名義書換手数料 　　新券交付手数料	 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社本店 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社 日本証券代行株式会社支店 無料 株券１枚につき　印紙税相当額
単元未満株式の買取り 　　取扱場所 　　代理人 　　取次所 　　買取手数料	 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社本店 東京都中央区日本橋茅場町一丁目2番4号　日本証券代行株式会社 日本証券代行株式会社支店 次に定める算式により１単元あたりの手数料金額を算定し、これを買い取った単元未満株式の数で按分した金額 　１株あたりの買取価格に１単元の株式数を乗じた合計金額のうち100万円以下の金額につき1.150%。 　100万円を超え500万円以下の金額につき0.900%。 　(2,500円に満たない場合には2,500円)
公告掲載新聞名	日本経済新聞、富山市において発行する北日本新聞
株主に対する特典	ありません

(注) 平成14年6月27日開催の定時株主総会決議により、「新券交付手数料」を「株券１枚につき　200円」から「株券１枚につき　印紙税相当額」に改めました。

第７【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類
事業年度（第94期）（自 平成12年4月1日　至 平成13年3月31日）　　平成13年6月29日　関東財務局長に提出。

(2) 発行登録書（株式）（発行予定額　300億円）　　平成13年11月6日　関東財務局長に提出。

(3) 半期報告書
（第95期中）（自 平成13年4月1日　至 平成13年9月30日）　　平成13年12月20日　関東財務局長に提出。

(4) 訂正発行登録書（株式）
平成13年11月6日提出上記(2)の発行登録書に係る訂正発行登録書　　平成13年12月20日　関東財務局長に提出。

(5) 発行登録取下届出書（株式）
平成13年11月6日提出上記(2)の発行登録書に係る発行登録取下届出書
平成14年1月9日　関東財務局長に提出。

(6) 発行登録書（株式）（発行予定額　400億円）　　平成14年1月9日　関東財務局長に提出。

(7) 発行登録追補書類（株式）
平成14年1月9日提出上記(6)の発行登録書に係る発行登録追補書類
平成14年1月24日　関東財務局長に提出。

(8) 発行登録取下届出書（株式）
平成14年1月9日提出上記(6)の発行登録書に係る発行登録取下届出書
平成14年2月15日　関東財務局長に提出。

(9) 臨時報告書
企業内容等の開示に関する省令第19条第2項第11号（売掛金、貸付金、その他の債権につき取立不能または取立遅延のおそれが生じた場合）の規定に基づく報告書　　平成14年3月4日　関東財務局長に提出。

(10) 臨時報告書
企業内容等の開示に関する省令第19条第2項第11号（売掛金、貸付金、その他の債権につき取立不能または取立遅延のおそれが生じた場合）および第12号の規定に基づく報告書
平成14年3月5日　関東財務局長に提出。

第二部【提出会社の保証会社等の情報】

該当ありません。

THE HOKURIKU BANK, LTD.

82-1045

October 11, 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington D.C. 20549 U.S.A.

Attention: Mr. Howard E Goldberg

Dear Sirs,

We hereby enclose the material documents listed below published in 2002.

Name of Report

1. 2002 Annual Report (Year ended March 31, 2002)
2. Brief Description of Securities Report (Year ended March 31, 2002)

These are supplied in order to maintain the exemption for American Depository Receipts pursuant to Rule 12G3-2(B).

Yours faithfully,

Masayuki Tsuji
Senior Deputy General Manager
Treasury & Securities Department

THE HOKURIKU BANK, LTD.

82-1045

Brief Description of Securities Report

(Based on Securities & Exchange Law 24-1)

The 95th fiscal year: From April 1, 2001 to March 31, 2002

To: Finance Minister

Presented on Jun 28, 2002

Company Name: The Hokuriku Bank, Ltd.
The Name & Title of Representative: Shigeo Takagi, President
Address of Head Office: 2-26 Tsutsumicho-dori 1chome, Toyama-shi, Toyama, 930-8637 Japan
Telephone Number: 81-76-423-7111
Responsible Officer: Osamu Mori, General Manager of General Affairs Department
Location where Securities Report is available to the public:
The Hokuriku Bank, Ltd., Tokyo Office

Table of Contents:

4. Additional Information of the Company
  1. Shares
    (1) Total number of Shares
    (2) Share Acquisition Rights
    (3) Changes in Total number of issued Shares and Shareholders' Equity
    (4) Classification of Shareholders
    (5) Major Shareholders
    (6) Voting rights
    (7) Stock Option Program
  2. Stock Redemption
    (1) Stock Redemption related to the transfer to Directors or Employees, and the
      ① Consumption by the profit and capital reserve or the reappraised differential value
      [The Purchase of Stock in accordance with resolution in general meeting of Shareholders, the Purchase from Subsidiaries or the Consumption by the reappraised differential value]
      ② Stock Redemption Conducted in accordance with the resolution in the previous general meeting of Shareholders held in last year
    (2) Any Resolutions of Stock Redemption in the general meeting of Shareholders held in last year
  [The Purchase of Stock related to the capital reduction, the Consumption by the profit ruled in the Article or the Consumption of the stock redemption]
  3. Dividend Policy
  4. Movements in the Stock Price
  5. Directors and Corporate Auditors

5. Financial Outline
  Report of Independent Certified Public Accountant
  1. Consolidated financial statements & Others
    (1) Consolidated financial statements
      ① Consolidated balance sheets
      ② Consolidated statements of Income
      ③ Consolidated statements of Retained Earnings
      ④ Consolidated statements of Cash Flows
      ⑤ Annexed documents
    (2) Others
  Non-Consolidated Report of Independent Certified Public Accountant
  2. Non-Consolidated financial statements & Others
    (1) Non-Consolidated financial statements
      ① Non-Consolidated balance sheets
      ② Non-Consolidated statements of Income
      ③ Appropriation of Retained Earnings
      ④ Annexed documents
    (2) Major assets and liabilities
    (3) Others

6. Procedures of transactions in the Company's shares

7. Other Information of the Company

II. Information of the subsidiary whose main business is to provide guarantee

We state that English Annual Report contains basically the same information as described in this Securities Report.

Please refer to the English Annual Report.